As filed with the Securities and Exchange Commission on January 31, 2005

Registration No. 333- 122224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TERCICA, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-0042539
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

651 Gateway Boulevard

Suite 950

South San Francisco, CA 94080

(650) 624-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John A. Scarlett, M.D.

President and Chief Executive Officer

Tercica, Inc.

651 Gateway Boulevard

Suite 950

South San Francisco, CA 94080

(650) 624-4900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Jonathan L. Kravetz, Esq. Sahir C. Surmeli, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 31, 2005

PROSPECTUS

6,000,000 Shares

Common Stock

We are offering 6,000,000 shares of our common stock in this public offering.

Our common stock is quoted on the Nasdaq National Market under the symbol “TRCA.” On January 27, 2005, the last reported sale price of our common stock was $8.07 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds to Tercica (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 900,000 additional shares of common stock from us on the same terms and conditions set forth above if the underwriters sell more than 6,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2005.

LEHMAN BROTHERS	SG COWEN & CO.

ROBERT W. BAIRD & CO.

FRIEDMAN BILLINGS RAMSEY

HARRIS NESBITT

                    , 2005

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes included in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

TERCICA, INC.

We are focused on the development and commercialization of new therapeutics for the treatment of short stature and other related metabolic disorders. Our current product candidate is Increlex™, recombinant human insulin-like growth factor-1, or rhIGF-1. We licensed the rights of Genentech, Inc. to develop, manufacture and commercialize rhIGF-1 products for a broad range of indications, including short stature, worldwide. Our initial focus is on developing Increlex as a replacement therapy for primary IGF-1 deficiency, or Primary IGFD. We define the indication Primary IGFD to mean a child who has a height standard deviation score, or Height SDS, and an IGF-1 standard deviation score, or IGF-1 SDS, of less than minus two, and the indication Severe Primary IGFD to mean a child who has a Height SDS and IGF-1 SDS of minus three or less, in each case in the presence of normal or elevated levels of growth hormone. We expect to submit a New Drug Application, or NDA, seeking approval of long-term rhIGF-1 replacement therapy for Severe Primary IGFD to the U.S. Food and Drug Administration, or FDA, in March 2005, based on Phase III clinical trial data. We have completed the non-clinical and clinical sections of our NDA. We have also completed the manufacturing of the conformance lots in our process validation campaign, and are currently completing the Chemistry, Manufacturing and Controls section of our NDA.

We are in the development stage, have a limited operating history and may not be able to generate revenue or attain profitability. Since our inception, we have not generated any revenue from operations and have a history of significant losses, including a net loss of $25.4 million during the year ended December 31, 2003, and $29.8 million for the nine months ended September 30, 2004. As of September 30, 2004, we had an accumulated deficit of $108.3 million. Given that we expect to incur substantial net losses to commercialize Increlex, it is unclear when, if ever, we will become profitable. We also will not be able to commercialize Increlex if we do not receive regulatory approvals in the United States or in foreign countries, and we have not yet received any regulatory approvals.

The endocrine system regulates metabolism through the use of hormones, including IGF-1. IGF-1 is a naturally occurring hormone that is necessary for normal human growth and metabolism. A deficiency of IGF-1 can result in short stature, which is characterized by children being shorter than approximately 97.5% of normal children, and can lead, in children and adults, to a range of other metabolic disorders. These metabolic disorders can include lipid abnormalities, decreased bone density, obesity and insulin resistance.

The cellular production of IGF-1 is regulated by growth hormone. Growth hormone deficiency, or GHD, leads to inadequate IGF-1 production, which results in short stature in children. Growth hormone replacement therapy, which increases IGF-1 levels, can be used to successfully treat GHD. However, we believe many individuals with short stature, despite normal growth hormone secretion, are IGF-1 deficient because their cells do not respond normally to growth hormone. These children have Primary IGFD and are candidates for rhIGF-1 replacement therapy. Increlex is identical to naturally occurring human IGF-1, and we believe it performs the same functions in the body.

Our Phase III clinical trial results reflect the treatment of 71 children with Severe Primary IGFD with rhIGF-1 replacement therapy for an average of 3.9 years, with some patients being treated for up to 11.5 years. None of the 71 patients discontinued rhIGF-1 treatment due to safety concerns. Of these children, 61 completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted minimum length of time required to adequately measure growth responses to drug therapy. A statistically significant increase in average growth rate—from 2.8 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment—was demonstrated in these patients (p<0.0001). A p-value of less than 0.0001 means that the probability that this result occurred by chance was less than 1 in 10,000. A probability of 5 in 100 or less, or p<0.05, is considered to be statistically significant. Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next five years of rhIGF-1 treatment (p<0.005). We believe these increases in growth rates were clinically meaningful and comparable to those observed in clinical trials of approved growth hormone treatments. Statistically significant increases in Height SDS were also observed during each of the first eight years of rhIGF-1 treatment (p<0.001).

We are also developing Increlex for use in the broad population of children with Primary IGFD. In late 2004, we initiated a 160-patient Phase III clinical trial of Increlex in children with Primary IGFD, which includes children with a less severe form of IGFD. We plan to initiate another Phase III study of Increlex in Primary IGFD, in which we will investigate once-daily dosing versus twice-daily dosing of Increlex, in early 2005. We are assessing our Increlex development strategy for other indications.

Approximately one million children in the United States have short stature, and we believe that there are an equal number of children with short stature in Western Europe. Of the approximately 380,000 children in the United States referred to pediatric endocrinologists for evaluation of possible short stature, we believe that approximately 30,000 in the United States and an equal number in Western Europe, for a total of 60,000 children, have Primary IGFD and may be treated with Increlex. We believe that this represents an approximate $1.0 billion annual market opportunity. We believe that Severe Primary IGFD constitutes approximately 20%, or 12,000, of the total population with Primary IGFD and represents an approximate $200 million annual market opportunity in the United States and Western Europe.

We have completed the transfer of Genentech’s proprietary manufacturing technology to our contract manufacturers and have established the process for high yield, commercial scale manufacturing of Increlex. We have manufactured Increlex on a full-scale production basis according to current good manufacturing practices, or cGMP, and completed the manufacturing of the conformance lots in our process validation campaign. Based on extensive testing, we currently believe that Increlex is comparable to the rhIGF-1 previously manufactured by Genentech, and we are using this material in our Phase III clinical study.

Indications

We intend to develop and commercialize Increlex to treat the following indications:

Increlex Indication	Development Status	Commercialization Rights
Severe Primary IGFD	Phase III completed and NDA submission expected in March 2005	Worldwide

Primary IGFD	Phase IIIb trial initiated late 2004	Worldwide

Primary IGFD	Once-daily dosing trial planned for early 2005	Worldwide

Adult IGFD	Assessing potential development strategy	Worldwide

Diabetes	Assessing potential development strategy	U.S.

Strategy

Our goal is to capitalize on the opportunities presented by Increlex and to develop and commercialize additional new products for the treatment of endocrine disorders. Key elements of our strategy for achieving these goals include:

•	Seek FDA approval of rhIGF-1 replacement treatment for Severe Primary IGFD;

•	Expand the Severe Primary IGFD indication to Primary IGFD;

•	Establish a U.S. sales and marketing organization;

•	Develop Increlex for additional indications; and

•	Broaden endocrinology portfolio based on our expertise.

Corporate Information

Tercica, Inc. was formed in December 2001 as a Delaware corporation. Our principal executive offices are located at 651 Gateway Boulevard, Suite 950, South San Francisco, CA 94080. Our telephone number is (650) 624-4900, and our website is located at www.tercica.com. The information on our website is not part of this prospectus.

References in this prospectus to “we,” “us” and “our” refer to Tercica, Inc. We have applied for registration of the trademarks “Increlex,” “Tercica” and the Tercica logo in the United States.

THE OFFERING

Common stock offered	6,000,000 shares

Common stock to be outstanding after this offering	30,595,869 shares

Use of proceeds

Late stage clinical trials of Increlex, production and supply activities for Increlex, launch and post-launch sales and marketing activities for Increlex and general corporate purposes, including the possible licensing, acquisition and development of new products or product candidates. See “Use of Proceeds.”

Nasdaq National Market symbol	TRCA

The number of shares to be outstanding immediately after this offering is based on 24,595,869 shares of our common stock outstanding on December 31, 2004 and excludes:

•	1,628,875 shares of common stock issuable as of December 31, 2004 upon the exercise of outstanding options with a weighted average exercise price of $5.75 per share; and

•	1,668,965 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan at December 31, 2004. Our stock plans contain provisions that automatically increase their share reserves on the first day of each year, as more fully described in “Management—Employee Benefit Plans.”

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 900,000 additional shares of common stock.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The summary financial data for the period from October 1, 2000 (inception) through March 31, 2001, the nine months ended December 31, 2001 and the years ended December 31, 2002 and 2003 are derived from our audited financial statements. We derived the statements of operations data for the period from October 1, 2000 (inception) through September 30, 2004 and the nine months ended September 30, 2003 and 2004, as well as the balance sheet data as of September 30, 2004, from our unaudited financial statements. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In October 2001, we changed our fiscal year end from March 31 to December 31.

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2004
			2002	2003	2003	2004
					(Unaudited)		(Unaudited)
Statements of Operations Data (in thousands, except share and per share data):
Costs and expenses:
Research and development	$180	$307	$1,974	$19,246	$11,898	$20,272	$41,979
Selling, general and administrative	116	510	1,978	4,834	3,149	8,757	16,195
Acquired in-process research and development	—	—	5,071	1,670	1,670	1,417	8,158

Total costs and expenses	(296)	(817)	(9,023)	(25,750)	(16,717)	(30,446)	(66,332)
Interest expense	—	—	(106)	—	—	—	(106)
Interest and other income, net	1	9	177	327	200	633	1,147

Net loss	(295)	(808)	(8,952)	(25,423)	(16,517)	(29,813)	(65,291)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	(44,153)	(44,153)	—	(44,153)

Net loss allocable to common stockholders	$(295)	$(808)	$(8,952)	$(69,576)	$(60,670)	$(29,813)	$(109,444)

Pro forma basic and diluted net loss per share allocable to common stockholders				$(5.59)		$(1.36)

Shares used in computing pro forma basic and diluted net loss per share				12,448,054		22,001,529

	As of September 30, 2004
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data (in thousands):
Cash, cash equivalents and short-term investments	$60,274	$105,239
Working capital	55,777	100,742
Total assets	64,139	109,104
Total liabilities	6,144	6,144
Deficit accumulated during the development stage	(108,319)	(108,319)
Total stockholders’ equity	57,995	102,960

The table above presents summary balance sheet data on an actual basis and on an as adjusted basis. The as adjusted numbers include the sale of 6,000,000 shares of our common stock at an assumed offering price of $8.07 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below together with the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Related to Our Business

We are a development stage company with a limited operating history and may not be able to commercialize any products, generate revenue or attain profitability.

We are a development stage company focused on the development and commercialization of Increlex for the treatment of short stature and other endocrine disorders. From our inception in October 2000 through September 30, 2004, we have accumulated a deficit of $108.3 million. We have not generated and may not be able to generate any revenue from operations and may not be able to attain profitability. We incurred a net loss of $29.8 million during the nine months ended September 30, 2004. We expect to incur substantial net losses for the foreseeable future as we attempt to develop and commercialize Increlex for Severe Primary IGFD and Primary IGFD. We are unable to predict the extent of these future net losses, or when we may attain profitability, if at all.

We anticipate that for the foreseeable future our ability to generate revenues and achieve profitability will be solely dependent on the successful commercialization of Increlex for the treatment of Severe Primary IGFD and Primary IGFD. There is no assurance we will be able to obtain governmental regulatory approval to market Increlex in the United States or Western Europe for these indications or any other indication. If we are unable to generate significant revenue from Increlex or attain profitability, we will not be able to sustain our operations.

If we do not receive a regulatory marketing approval of Increlex for Severe Primary IGFD, our business will be harmed.

We need FDA approval to market Increlex for therapeutic uses in the United States. We are currently developing Increlex for the treatment of Severe Primary IGFD and Primary IGFD. We expect to submit an NDA in the United States for marketing Increlex for the treatment of Severe Primary IGFD in March 2005. Delays may occur with our planned submission due to unexpected issues.

The FDA has substantial discretion in the approval process and may:

•	refuse to accept our NDA for filing;

•	decide after review of our NDA that our data is insufficient to allow approval of Increlex for Severe Primary IGFD; and/or

•	limit our approval and/or restrict our marketing labeling to a small subset of patients with Severe Primary IGFD.

We cannot predict the size of the subset of patients with Severe Primary IGFD to which the FDA may limit any marketing approval and labeling for Increlex. If we fail to obtain the FDA’s approval for the marketing of Increlex for this indication, we will not be able to commercialize Increlex in the near term, and our business will be harmed.

In the protocol for the Phase III clinical trial that we are using to support our NDA filing for Severe Primary IGFD, the disease being treated was identified as growth hormone insensitivity syndrome, or GHIS. Everywhere in this document where we discuss existing Phase III clinical trial results for rhIGF-1, such results were from children identified at the time as having GHIS. However, there are varying academic and clinical terminologies that describe children with GHIS and IGF-1 deficiency. We believe that the disease described by the term Severe Primary IGFD is substantially equivalent to the disease described by the term GHIS, relates to approximately the same number of pediatric patients and accurately describes the pediatric patient population for which we will be filing our NDA and seeking regulatory marketing approval.

If the FDA disagrees with us and determines that Severe Primary IGFD is not substantially equivalent to GHIS and/or that the number of children with GHIS are less than those with Severe Primary IGFD, the FDA may:

•	determine that our data do not support an NDA filing for Severe Primary IGFD;

•	may not accept or approve our NDA for the treatment of Severe Primary IGFD; and/or

•	may limit our approval and/or restrict our marketing labeling to a small subset of patients with Severe Primary IGFD.

Even if the FDA agrees with us that Severe Primary IGFD is substantially equivalent to GHIS, the FDA may:

•	still determine that our data do not support an NDA filing for Severe Primary IGFD or GHIS;

•	not accept or approve our NDA for the treatment of Severe Primary IGFD or GHIS; and/or

•	limit our approval and/or restrict our marketing labeling to a small subset of patients with Severe Primary IGFD.

Since our NDA filing and marketing approval for Severe Primary IGFD are key to our business plan and development of Increlex, any of the FDA’s determinations, requirements or labeling restrictions discussed above would substantially harm our business.

The means by which the FDA could restrict our marketing labeling could include, for example, requiring us to include in our Increlex labeling additional specific diagnostic tests to establish the diagnosis of Severe Primary IGFD and/or requiring that children must fail to respond to treatment with growth hormone prior to being treated with Increlex. Such requirements would add additional cost and complexity in making the diagnosis of Severe Primary IGFD and substantially limit the number of patients for whom Increlex is prescribed, which would substantially harm our business.

The regulatory review and marketing approval process in the United States, which includes evaluation of preclinical studies and clinical trials of our rhIGF-1 for Severe Primary IGFD, as well as the evaluation of our manufacturing process and our contract manufacturers’ facilities, is lengthy, expensive and uncertain. Securing FDA approval for Increlex for Severe Primary IGFD will require the submission of extensive preclinical and clinical data and supporting information to the FDA to establish Increlex’s safety and effectiveness for this indication, as well as for any additional indications for which we seek marketing approval. We have limited experience in filing and pursuing applications necessary to gain FDA approvals.

We have completed the manufacturing of the conformance lots in our process validation campaign. If the FDA is not satisfied with our validation data, we may need to expend additional resources to conduct further studies to obtain manufacturing data that the FDA believes is sufficient. Depending on the extent of these additional studies, approval of our NDA or other applications may be delayed by several years, or may require us to expend more resources than we have planned or are available. It is also possible that additional studies may not suffice to make our NDA or other applications approvable. If any of these outcomes occur, we may be forced to abandon our NDA or other applications for approval, which might cause us to cease operations.

We will need to file similar applications with regulatory authorities in foreign countries to market Increlex for any indications in those countries. We have not yet initiated the regulatory process in Europe. If we fail to obtain European approval, the geographic market for Increlex would be limited. If such approval is delayed, it would postpone our ability to generate revenues in Europe.

If there are fewer children with Severe Primary IGFD or Primary IGFD than we estimate, we may not generate sufficient revenues to continue development of other products or to continue operations, or we may not be able to complete our clinical trials.

If there are fewer children with Severe Primary IGFD or Primary IGFD than we estimate, we may not generate sufficient revenues to continue development of other indications or products and may cease operations.

We estimate that the number of children in the United States with short stature is approximately one million, of which approximately 380,000 are referred to pediatric endocrinologists for evaluation. We believe that approximately 30,000 of these children have Primary IGFD, of which approximately 6,000 have Severe Primary IGFD. Our estimate of the size of the patient population is based on published studies as well as internal data, including our interpretation of a study conducted as part of Genentech’s National Cooperative Growth Study program. This study reported results of the evaluation of the hormonal basis of short stature in approximately 6,450 children referred to pediatric endocrinologists over a four-year period. We believe that the aggregate numbers of children in Western Europe with Primary IGFD and Severe Primary IGFD are substantially equivalent to the numbers in the United States. If the results of Genentech’s study or our interpretation of and extrapolation from the study do not accurately reflect the number of children with Primary IGFD or Severe Primary IGFD, our assessment of the market may be incorrect, making it difficult or impossible for us to meet our revenue goals or to enroll a sufficient number of patients in our clinical trials on a timely basis, or at all.

Increlex may fail to achieve market acceptance, which could harm our business.

rhIGF-1 has never been commercialized in the United States or Western Europe for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe Increlex, in which event we may be unable to generate significant revenue or become profitable.

Acceptance of Increlex will depend on a number of factors including:

•	acceptance of Increlex by physicians and patients as a safe and effective treatment;

•	adequate reimbursement by third parties;

•	relative convenience and ease of administration of Increlex;

•	prevalence and severity of side effects; and

•	competitive product approvals.

Reimbursement may not be available for Increlex, which could diminish our sales and impact our ability to achieve profitability.

Market acceptance, our sales of Increlex and our profitability will depend on reimbursement policies and health care reform measures. The levels at which government authorities and third-party payors, such as private health insurers and health maintenance organizations, reimburse the price patients pay for our product will affect the commercialization of Increlex. We believe that Increlex will be reimbursed to a similar extent that growth hormone therapy is reimbursed. If our assumption regarding reimbursement for Increlex is incorrect, our expected revenues may be substantially reduced. We cannot be sure that reimbursement in the United States or elsewhere will be available for Increlex. If the FDA approves Increlex for Severe Primary IGFD, only prescriptions for that indication may be reimbursable. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, Increlex. We have not commenced efforts to have Increlex reimbursed by governments or third-party payors. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize Increlex.

We believe that the price per patient of Increlex therapy for the treatment of Primary IGFD will not be less than approximately $20,000 per year. However, we have not yet determined what the actual price per patient will be. In addition, it is possible that the children receiving Increlex therapy during the first few years of our launch are younger and/or smaller than those children receiving the drug in ensuing years, and the price per patient could be less than in subsequent years. If our assumptions regarding the price per patient of Increlex therapy for the treatment of Primary IGFD are incorrect, the market opportunity for Increlex therapy for the treatment of Primary IGFD may be substantially reduced.

In recent years, officials have made numerous proposals to change the health care system in the United States. These proposals include measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. If our product becomes subject to government legislation that limits or prohibits payment for Increlex, or that subjects the price of our product to governmental control, we may not be able to generate revenues, attain profitability or commercialize our product. Because these initiatives are subject to substantial political debate, which we cannot predict, the trading price of biotechnology stocks, including ours, may become more volatile as this debate proceeds.

As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which, in turn, will put pressure on the pricing of drugs.

If we are unable to establish with the FDA that our rhIGF-1 is comparable to that produced by Genentech, our ability to commercialize rhIGF-1 may be delayed or prevented.

Until January 2004, all of our clinical trials were conducted using rhIGF-1 manufactured by Genentech. In order to obtain FDA approval of Increlex, we intend to submit a comprehensive assessment program to demonstrate structural and functional comparability between the Genentech-manufactured rhIGF-1 and Increlex as part of our NDA. If the FDA determines that this approach is insufficient to assess whether the manufacturing changes have affected the final product safety, identity, purity or potency of Increlex compared to the rhIGF-1 used in the existing clinical studies, then the FDA could require us to conduct additional clinical trials in order to demonstrate comparability as part of the Increlex approval process. Any additional clinical trial would require us to incur significant expenses and significantly delay or prevent the commercialization of Increlex.

The differences between the production of the Genentech-manufactured rhIGF-1 and Increlex include:

•	relocation of the manufacturing facility for bulk rhIGF-1 product from Genentech to Cambrex Bio Science Baltimore, Inc.;

•	use of a new master cell bank derived from the Genentech master cell bank;

•	change of some of the raw material suppliers;

•	change of the final vial size, configuration and site of manufacture;

•	process changes;

•	analytical methods changes;

•	equipment used; and

•	a solvent used in the purification process.

Our comparability assessment required the evaluation of a number of technical parameters, such as the impurity profile and stability. Any of these factors could affect the comparability of the Genentech-manufactured rhIGF-1 and Increlex and, as a result, delay or prevent our ability to commercialize Increlex.

If our contract manufacturers’ facilities and operations do not achieve a satisfactory cGMP inspection or if our contract manufacturers’ facilities become unavailable, we may be unable to sell Increlex.

The facilities used by and operations of our contract manufacturers to manufacture Increlex must undergo an inspection by the FDA for compliance with cGMP regulations before Increlex can be approved. Currently, Cambrex Baltimore is our sole provider of bulk rhIGF-1. We have no alternative manufacturing facilities or plans for additional facilities at this time. Cambrex Baltimore has never commercially manufactured rhIGF-1 for any party, including us. We do not know if the Cambrex Baltimore facilities or their operations required for the commercial manufacture of Increlex will receive a satisfactory cGMP inspection. In the event these facilities or operations do not receive a satisfactory cGMP inspection for the manufacture of our product, we may need to fund additional modifications to our manufacturing process, conduct additional validation studies, or find alternative manufacturing facilities, any of which would result in significant cost to us as well as a delay of up to several years in or prevent us from obtaining an approval for Increlex. In addition, Cambrex Baltimore, and any alternative contract manufacturer we may utilize, will be subject to ongoing periodic inspection by the FDA and corresponding state and foreign agencies for compliance with GMP regulations and similar foreign standards. We do not have direct control over our contract manufacturers’ compliance with these regulations and standards.

If Cambrex Baltimore’s facilities become unavailable to us for any reason, including failure to comply with cGMP regulations, damage from any event, including fire, flood, earthquake, or terrorism or if they fail to perform under our agreement with them, we may be delayed or unable to complete validation of Increlex or manufacture Increlex. This could delay or prevent the approval of our NDA and our clinical trials, or delay or otherwise adversely affect revenues. If the damage to any of these facilities is extensive, or, for any reason, they do not operate in compliance with cGMP or are unable or refuse to perform under our agreements, we will need to find alternative facilities. The number of contract manufacturers with the expertise and facilities to manufacture rhIGF-1 bulk drug substance on a commercial scale in accordance with cGMP regulations is extremely limited, and it would take a significant amount of time and expense to arrange for alternative manufacturers. If we need to change to other commercial manufacturers, these manufacturers’ facilities and processes, prior to our use, would likely have to undergo cGMP compliance inspections. In addition, we would need to transfer and validate the processes and analytical methods necessary for the production and testing of rhIGF-1 to these new manufacturers.

Any of these factors could delay or suspend clinical trials, regulatory submissions, regulatory approvals or commercialization of Increlex, entail higher costs and result in our being unable to effectively commercialize Increlex. Furthermore, if Cambrex Baltimore fails to deliver commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices, and we are unable to promptly find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volume and on a timely basis, we will likely be unable to meet demand for Increlex, and we would lose potential revenues.

Delays in performing testing and characterization work on Increlex may delay or prevent our NDA approval.

We have contracted with AAI Development Services, a division of aaiPharma Inc., or AAI, to perform some of the testing and characterization work on Increlex. AAI has publicly disclosed that it has financial difficulties, a substantially new management team and that it is pursuing asset sales. If there are business interruptions at AAI resulting from its financial condition, or for any other reason, we may need to reassign all or a portion of AAI’s work to an alternative contractor, and our NDA approval may be delayed or prevented.

If another party obtains orphan drug and/or pediatric exclusivity for rhIGF-1 for children with IGFD, we may be precluded from commercializing Increlex in that indication.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. The company that obtains the first FDA approval for a designated orphan drug for a rare disease receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. If a competitor obtains approval before us of the same drug as defined by the FDA, or if our drug is determined to be contained within that drug, for the same indication, we would be blocked from obtaining approval for our product for seven years, unless our product can be shown to be clinically superior. In addition, more than one product may be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, if our product is approved and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by our product, which could create a more competitive market for us.

In some cases, pediatric exclusivity can provide an additional six months of market exclusivity. Under Section 505a of the Federal Food, Drug, and Cosmetic Act, six months of market exclusivity may be granted in exchange for the voluntary completion of pediatric studies in accordance with an FDA-issued “Written Request.” The FDA may issue a Written Request for studies on unapproved or approved indications, where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population. We have not requested or received a Written Request for such pediatric studies, although we may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies, and submit reports of the studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles. There is no guarantee that FDA will issue a Written Request for such studies or accept the reports of the studies. Although we intend to file for pediatric exclusivity where appropriate, we have not yet sought pediatric exclusivity for any indication.

Increlex has received from the FDA orphan drug designation for the treatment of GHIS. We believe that the disease described by the term Severe Primary IGFD is substantially equivalent to the disease described by the term GHIS, relates to approximately the same number of pediatric patients, and accurately describes the pediatric patient population for which we will be filing our NDA and seeking regulatory marketing approval. However, with respect to orphan drug designation, the FDA may determine that Severe Primary IGFD is not substantially equivalent to GHIS and/or that the number of children who have GHIS are less than those with Severe Primary IGFD. Accordingly, even if we were to receive an FDA marketing approval for Severe Primary IGFD, our orphan drug marketing designation and exclusivity may be limited to a small subset of children with Severe Primary IGFD. We cannot predict the size of the subset of children with Severe Primary IGFD to which our orphan drug marketing exclusivity may be limited. If we do not obtain orphan drug marketing exclusivity for Severe Primary IGFD, we could face competition for these patients and our business would be harmed.

We are aware of a drug being developed by Insmed Incorporated, which we believe is a combination product containing rhIGF-1 that is in development for the treatment of GHIS. In January 2005, Insmed announced that it had filed an NDA for its combination product for the GHIS indication. This product has received an orphan drug designation from the FDA, and in Europe, the European Medicines Agency, or EMEA, for the treatment of GHIS. The FDA and EMEA could determine that this other product is the same drug as our product or that our product is contained within this other product and is used for the same indication. If the FDA and EMEA makes this determination and the other product is approved first, the approval of Increlex for either Severe Primary IGFD or Primary IGFD could be blocked for up to seven and one-half years in the United States, and ten years in Europe, which could force us to curtail or cease our operations. Even if our product is approved first, we may not be able to benefit from the orphan drug marketing exclusivity if this other product is determined by the FDA and EMEA to be clinically superior because products that are clinically superior may be approved for marketing by the FDA and EMEA notwithstanding our initial approval and our initial orphan drug marketing exclusivity.

We face significant competition from large pharmaceutical, biotechnology and other companies that could harm our business.

The biotechnology industry is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large pharmaceutical, biotechnology and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience and expertise in developing and commercializing products.

Since Increlex is under development, we cannot predict the relative competitive position of Increlex if it is approved for use. However, we expect that the following factors will determine our ability to compete effectively: safety and efficacy; product price; ease of administration; and marketing and sales capability.

We believe that many of our competitors spend significantly more on research and development-related activities than we do. Our competitors may discover new treatments, drugs or therapies or develop existing technologies to compete with Increlex. Our commercial opportunities will be reduced or eliminated if these competing products are more effective, have fewer or less severe side effects, are more convenient or are less expensive than Increlex.

There is no drug in the United States or Europe approved as a replacement therapy for the treatment of Severe Primary IGFD, Primary IGFD or Adult IGFD. In January 2005, Insmed announced that it had filed an NDA for its combination product for the treatment of GHIS. In addition, we are aware that Chiron Corporation has developed a process to manufacture rhIGF-1 using yeast expression and has intellectual property with respect to that process. We use bacterial expression, which differs from yeast expression, to manufacture Increlex.

Growth hormone may also be a competitive product for the treatment of some patients with Primary IGFD or Adult IGFD. Higher doses of growth hormone may be effective in patients with Primary IGFD and Adult Primary IGFD that are resistant to lower doses of growth hormone. The major suppliers of commercially available growth hormone are Genentech., Eli Lilly and Company, Novo Nordisk A/S, Pfizer Inc. and Serono S.A. In 2003, Eli Lilly and Company received FDA approval for its growth hormone, Humatrope, for the treatment of children with idiopathic short stature, or ISS. Children with Primary IGFD may be diagnosed as having ISS, which may cause growth hormone to be competitive with Increlex. We believe that Novo Nordisk is conducting clinical trials for the use of its growth hormone in IGF-1 deficient patients.

In addition, we believe that Bristol-Meyers Squibb Company, Genentech, Inc., Merck & Co., Inc., Novo Nordisk A/S and Pfizer Inc. have previously conducted research and development of orally available small molecules that cause the release of growth hormone, known as growth hormone secretagogues. We are not aware of any continued clinical development of these molecules by these companies. We believe that Rejuvenon Corporation has licensed certain rights to Novo Nordisk’s growth hormone secretagogues and is actively developing one of these compounds for use in cancer cachexia, a wasting disorder affecting some cancer patients.

Many companies are seeking to develop products and therapies for the treatment of diabetes. These competitors include multinational pharmaceutical companies, specialized biotechnology firms, and universities and other research institutions. Insmed has also conducted clinical trials using a product that contains rhIGF-1 for the treatment of diabetes. It is possible that there are other products currently in development or that exist on the market that may compete directly with Increlex.

Competitors could develop and gain FDA approval of rhIGF-1, which could adversely affect our competitive position.

Although we are not aware of any other company currently marketing rhIGF-1 in the United States for any human therapeutic indication, rhIGF-1 manufactured by other parties may be approved for use in the United States in the future. In the event there are other rhIGF-1 products approved by the FDA to treat indications other than those covered by Increlex, physicians may elect to prescribe a competitor’s rhIGF-1 to treat the indications for which Increlex receives approval. This is commonly referred to as off-label use. While under FDA regulations a competitor is not allowed to promote off-label use of its product, the FDA does not regulate the practice of medicine and as a result cannot direct physicians as to what rhIGF-1 to prescribe to their patients. As a result, we would have limited ability to prevent off-label use of a competitor’s rhIGF-1 to treat any diseases for which we have received FDA approval even if it violates our method of use patents and/or we have orphan drug exclusivity for the use of rhIGF-1 to treat such diseases.

If we fail to protect our intellectual property rights, competitors may develop competing products, and our business will suffer.

lf we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. We have licensed intellectual property rights, including patent rights, relating to rhIGF-1 technologies from Genentech. However, these patents may not protect us against our competitors. Patent litigation is very expensive, and we therefore may be unable to pursue patent litigation to its conclusion because currently we do not generate revenues.

We do not have patent composition coverage on the rhIGF-1 protein alone. Although we have licensed from Genentech its rights to its methods of use and manufacturing patents, it may be more difficult to establish infringement of such patents as compared to a patent directed to the rhIGF-1 protein composition alone. Our licensed patents may not be sufficient to prevent others from competing with us. We cannot rely solely on our patents to be successful. The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents, and the standards that United States and foreign courts use to interpret patents, are not the same and are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the United States may differ substantially from that obtained in various foreign countries. In some instances, patents have issued in the United States while substantially less or no protection has been obtained in Europe or other countries. Our United States patent No. 6,331,414 B1 licensed from Genentech is directed to methods for bacterial expression of rhIGF-1 and expires in 2018. We have no equivalent European patent. The European Patent Office has determined that the claims of Genentech’s corresponding European patent application are not patentable under European patent law in view of public disclosures made before the application was filed.

We are uncertain of the level of protection, if any, that will be provided by our licensed patents if we attempt to enforce them, and they are challenged in court where our competitors may raise defenses such as invalidity, unenforceability or possession of a valid license. For example, we initiated patent infringement proceedings against Avecia Limited and Insmed Incorporated in the United Kingdom and against Insmed Incorporated in the United States to enforce patent rights we licensed from Genentech. The United States action, among other things, alleges infringement of United States No. 6,311,414 B1 identified above. If the court finds any of the patents at issue in those litigations, including United States Patent No. 6,311,414 B1, to be invalid or unenforceable, we would be prevented from enforcing such patents against third parties in the future, thus preventing us from using the affected patents to exclude others from competing with us. In addition, the type and extent of patent claims that will be issued to us in the future are uncertain. Any patents that are issued may not contain claims that will permit us to stop competitors from using similar technology.

In addition to the patented technology licensed from Genentech, we also rely on unpatented technology, trade secrets and confidential information, such as the proprietary information we use to manufacture Increlex. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose this technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of this technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of patent infringement litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our intellectual property rights.

In December 2004, we initiated patent infringement proceedings against Avecia Limited and Insmed Incorporated in the United Kingdom and against Insmed in the United States to enforce patent rights we licensed from Genentech. We cannot predict the outcome of such litigation. Either or both of those actions could require a substantial diversion of financial and personnel resources in support of such actions and expose us to liability for costs or other awards of damages. Declaratory judgments of invalidity against our patents asserted in such actions could prevent us from using the affected patents to exclude others from competing with us.

In addition, a third party may claim that we are using its inventions covered by its patents and may go to court to stop us from engaging in our operations and activities. Although no third party has claimed that we are infringing on their patents, patent lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having infringed the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do so. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

We are aware of a U.S. patent of Chiron Corporation related to processes of manufacturing rhIGF-1 in yeast host cells, to fusion proteins, DNA, and yeast host cells useful in such processes of manufacturing rhIGF-1 in yeast host cells, and to rhIGF-1 made as a product of such processes. While we use bacterial expression, not yeast expression, in our process for manufacturing Increlex, we cannot predict whether our activities relating to the development and commercialization of Increlex in the United States will be found to infringe Chiron’s patent in the event Chiron brings patent infringement proceedings against us. We may not be able to obtain a license to Chiron’s patent under commercially reasonable terms, if at all. If we are unable to obtain a license to Chiron’s patent, and if in any patent infringement proceeding Chiron brings against us the court decides that our activities relating to the development and commercialization of Increlex in the United States infringe Chiron’s patent, the court may award damages and/or injunctive relief to Chiron. Any such damages, injunctive relief and/or other remedies the court may award could render any further development and commercialization of Increlex commercially infeasible for us or otherwise curtail or cease any further development and commercialization of Increlex.

We cannot be certain that others have not filed patent applications for technology covered by our licensor’s issued patents or our pending applications or our licensor’s pending applications or that we or our licensors were the first to invent the technology because:

•	some patent applications in the United States may be maintained in secrecy until the patents are issued,

•	patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and

•	publications in the scientific literature often lag behind actual discoveries and the filing of patents relating to those discoveries.

Patent applications may have been filed and may be filed in the future covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. In the event that another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could harm our business.

If we lose our licenses from Genentech, we may be unable to continue our business.

We have licensed intellectual property rights and technology from Genentech, under our U.S. and International License and Collaboration agreements with Genentech. Under each agreement, Genentech has the right to terminate our license if we are in material breach of our obligations under that agreement and fail to cure that breach. Under the terms of the agreements, we are obligated, among other things, to use reasonable business efforts to meet specified milestones, including filing for regulatory approval in the United States for an IGFD indication by December 31, 2005 and for either a diabetes indication or a substitute indication by December 31, 2006. Additionally, we are obligated to file for regulatory approval in either the European Union or Japan for an IGFD indication by December 31, 2007. If we fail to use reasonable business efforts to meet our development milestones for either agreement, Genentech may terminate that agreement. If either agreement were terminated, then we would lose our rights to utilize the technology and intellectual property covered by that agreement to develop, manufacture and commercialize Increlex for any indication. This may prevent us from continuing our business.

We are subject to Genentech’s option rights with respect to the commercialization of Increlex for all diabetes and non-orphan indications in the United States.

Under our U.S. License and Collaboration Agreement with Genentech, Genentech has the option to elect to jointly commercialize rhIGF-1 for all diabetes and non-orphan indications in the United States. Orphan indications are designated by the FDA under the Orphan Drug Act, and are generally rare diseases or conditions that affect fewer than 200,000 individuals in the United States. With respect to those non-orphan and diabetes indications in the United States, once Genentech has exercised its option to jointly develop and commercialize, Genentech has the final decision on disputes relating to development and commercialization of such indications. Our ability to sublicense the development and commercialization of such products requires the consent of Genentech.

We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities either do not approve a clinical trial protocol or place a clinical trial on clinical hold;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients experience adverse side effects;

•	patients develop medical problems that are not related to our products or product candidates;

•	third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	contract laboratories fail to follow good laboratory practices;

•	interim results of the clinical trial are inconclusive or negative;

•	sufficient quantities of the trial drug may not be available;

•	our trial design, although approved, is inadequate to demonstrate safety and/or efficacy;

•	re-evaluation of our corporate strategies and priorities; and

•	limited financial resources.

In addition, we may choose to cancel, change or delay certain planned clinical trials, or replace one or more planned clinical trials with alternative clinical trials. While we are assessing our potential development strategy for Adult IGFD, we do not currently intend to initiate a clinical trial in this area, and cannot be sure as to when we may initiate clinical trials in this area, if at all. We are currently evaluating multiple, existing trial results from the use of Increlex in diabetes in order to refine our conclusions and potential development plans and timelines for diabetes. Our clinical trials or intended clinical trials may be subject to further change from time to time as we evaluate our research and development priorities and available resources. Our development costs will increase if we need to perform more or larger clinical trials than planned. Significant delays for our current or planned clinical trials may harm the commercial prospects for Increlex and our prospects for profitability.

Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials.

To gain approval to market a product for treatment of a specific disease, we must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and statistically significant efficacy of that product for the treatment of the disease. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. If a clinical trial failed to demonstrate safety and statistically significant efficacy, we would likely abandon the development of that product, which could harm our business and may result in a precipitous decline in our stock price.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform a substantial portion of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these contractors do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials, or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize Increlex on a timely basis, if at all.

If we are unable to establish a direct sales force in the United States, our business may be harmed.

We currently do not have a sales organization. If Increlex is approved by the FDA for Severe Primary IGFD, we intend to market that therapy directly to pediatric endocrinologists in the United States through our own sales force. We will need to incur significant additional expenses and commit significant additional management resources to establish this sales force. We may not be able to establish these capabilities despite these additional expenditures. If we elect to rely on third parties to sell Increlex in the United States, we may receive less revenue and incur greater costs than if we sold it directly. In addition, we may have little or no control over the sales efforts of those third parties. In the event we are unable to sell Increlex, either directly or through third parties, our business would be harmed.

We may need others to market and commercialize Increlex in Europe.

We may need others to market and commercialize Increlex in Europe. If we decide to sell Increlex in Europe through a third party, we will need to enter into marketing arrangements with them. We may not be able to enter into marketing arrangements with third parties on favorable terms, or at all. In addition, these arrangements could result in lower levels of income to us than if we marketed Increlex entirely on our own. In the event that we are unable to enter into a marketing arrangement for Increlex in Europe, we may not be able to develop an effective sales force to successfully commercialize our product in Europe. If we fail to enter into marketing arrangements for our product and are unable to develop an effective international sales force, our revenues could be limited.

If we fail to identify and in-license other patent rights, products or product candidates, we may be unable to grow our revenues.

We do not conduct any preclinical laboratory research. Our strategy is to in-license products or product candidates and further develop them for commercialization. The market for acquiring and in-licensing patent rights, products and product candidates is intensely competitive. If we are not successful in identifying and in-licensing other patent rights, products or product candidates, we may be unable to grow our revenues with sales from new products. If the FDA approves Increlex for Severe Primary IGFD only, only prescriptions for that indication may be reimbursable. In this event, we would need to invest significant resources in discovery research and preclinical development to obtain new product candidates.

In addition, we may need additional intellectual property from other third parties to commercialize Increlex for certain diabetes indications We cannot be sure that we will be able to obtain a license to any third-party technology we may require to conduct our business.

If we fail to obtain the capital necessary to fund our operations, we will be unable to execute our business plan.

We believe that our existing cash and investment securities and the proceeds of this offering will be sufficient to meet our capital requirements through at least the end of 2006 based on our current business plan. We expect capital outlays and operating expenditures to increase over the next several years as we expand our operations.

Our future capital needs and the adequacy of our available funds will depend on many factors, including:

•	the costs, timing, scope of domestic and international regulatory approvals for rhIGF-1;

•	our ability to market and sell rhIGF-1;

•	the commercial readiness of our rhIGF-1 manufacturing operations at Cambrex Baltimore, including the success of our cGMP production activities;

•	the success of drug product manufacturing and results of stability and product comparability studies performed at third-party contractors;

•	the rate of progress and cost of our future clinical trials and other research and development activities;

•	the pace of expansion of administrative expenses; and

•	the status of competing products.

We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable. If additional funds are not available, we may be forced to curtail or cease operations.

If we are unable to manage our expected growth, we may not be able to implement our business plan.

Our ability to implement our business plan requires an effective planning and management process. As of December 31, 2004, we had 60 employees; however, we will need to hire a significant number of additional employees in the near term. Our offices are located in the San Francisco Bay area where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities. The lease for our corporate headquarters expires in June 2005, and we must move to another facility. If we are unable to secure a suitable facility on reasonable terms, our business would be harmed.

We expect that our anticipated future growth will place a significant strain on our management, systems and resources. In particular, to fulfill our strategy to commercialize Increlex in the United States, we will need to hire a significant number of additional employees. To manage the anticipated growth of our operations, we will need to increase management resources, secure additional office space and implement new financial and management controls, reporting systems and procedures. If we are unable to manage our growth, we could be unable to execute our business strategy.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

One potential risk of using growth factors like rhIGF-1 is that it may increase the likelihood of developing cancer or, if patients already have cancer, that the cancer may develop more rapidly. Increlex may also increase the risk that diabetic patients may develop or worsen an existing retinopathy, which could lead to the need for additional therapy such as laser treatment of the eyes or result in blindness. We have Phase III results from the treatment of 71 children with Severe Primary IGFD with rhIGF-1 replacement therapy for an average of 3.9 years, with some patients being treated for as long as 11.5 years. None of the 71 children discontinued rhIGF-1 treatment due to safety concerns. However, some patients experienced hypoglycemia, or low blood glucose levels. Hearing deficits and enlargement of the tonsils were also noted in some patients.

There may also be other adverse events associated with the use of Increlex, which may result in product liability suits being brought against us. While we have licensed the rights to develop and commercialize rhIGF-1 in certain indications, we are not indemnified by any third party, including our contract manufacturers, for any liabilities arising out of the development or use of rhIGF-1.

Whether or not we are ultimately successful in defending product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity or reduced acceptance of Increlex in the market, all of which would impair our business. We have obtained clinical trial insurance and product liability insurance; however, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Budgetary or cash constraints may force us to delay our efforts to develop certain research and development programs in favor of developing others, which may prevent us from meeting our stated timetables and completing these projects through to product commercialization.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development resources. Accordingly, we may choose to delay or abandon our research and development efforts for the treatment of a particular indication or project to allocate those resources to another indication or project, which could cause us to fall behind our initial timetables for development. As a result, we may not be able to fully realize the value of some of our product candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

We must implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. Compliance with Section 404 will apply in 2005, and 404 reporting will first occur in our Form 10-K for our fiscal year ending December 31, 2005. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2005, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

If we are unable to attract and retain additional qualified personnel, our ability to commercialize Increlex and develop other product candidates will be harmed.

Our success depends on our continued ability to attract and retain highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists and clinicians. We are highly dependent on our current management and key medical, scientific and technical personnel, including: Dr. John A. Scarlett, our President and Chief Executive Officer; Dr. Ross G. Clark, our Chief Technical Officer; Thomas H. Silberg, our Chief Operating Officer; Timothy P. Lynch, our Chief Financial Officer and Treasurer; and Stephen N. Rosenfield, our General Counsel and Secretary, whose knowledge of our industry and technical expertise would be extremely difficult to replace. In addition, we have not obtained life insurance benefiting us if any of our key employees left or was seriously injured and unable to work.

We have employment contracts with all of our executive officers. Each of these employment relationships is at will. All of our executive officers may terminate their employment without notice and without cause or good reason, except for Mr. Lynch. Mr. Lynch may terminate his employment with two weeks notice to us and without cause or good reason. We may terminate any of our executive officers without cause, in which event they would be entitled to severance payments. In the event of a change in control, we may be obligated to make severance payments and to accelerate the vesting of certain stock options.

Risks Related to Our Common Stock and This Offering

If our officers, directors and largest stockholders choose to act together, they are able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

As of December 31, 2004, our directors, executive officers and principal stockholders and their affiliates beneficially own approximately 70.6% of our common stock. As a result, they collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	establish a classified board of directors so that not all members of our board may be elected at one time;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

•	limit who may call a special meeting of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

The trading price of our common stock has fluctuated significantly since our initial public offering in March 2004, and is likely to remain volatile in the future. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

•	estimates of our business potential and earnings prospects;

•	an assessment of our management;

•	quarterly variations in our operating results;

•	significant developments in the businesses of biotechnology companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of biotechnology companies;

•	announcements by us or our competitors of new trial results, regulatory filings or developments, new products, significant acquisitions, strategic partnerships or joint ventures;

•	deviations from projections regarding business potential and earnings prospects;

•	additions or departures of key personnel;

•	changes in the structure of healthcare payment or reimbursement systems, regulations or policies;

•	activities of short sellers and risk arbitrageurs;

•	future sales of our common stock;

•	general economic, industry and market conditions; and

•	volume fluctuations, which are particularly common among highly volatile securities of biotechnology companies.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many biotechnology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If the market price of our common stock declines in value, you may not realize any return on your investment in us and may lose some or all of your investment.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.

Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed under the section “Risks Related to Our Business.” If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

This offering will cause dilution in net tangible book value.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value of $4.63 per share (based upon an assumed public offering price of $8.07). Additional dilution is likely to occur upon the exercise of options granted by us. To the extent we raise additional capital by issuing equity securities, our stockholders may experience additional substantial dilution.

Substantial sales of shares may impact the market price of our common stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. As of December 31, 2004, we had 24,595,869 outstanding shares of common stock. Of these shares, the 6,325,000 shares sold in our initial public offering that were outstanding as of December 31, 2004 were freely tradable without restriction or further registration, other than shares purchased by our officers, directors or other “affiliates” within the meaning of Rule 144 under the Securities Act of 1933. The remaining 18,270,869 shares outstanding as of December 31, 2004 are now freely tradable, subject to volume limitations, certain restrictions on sales by affiliates and vesting in the case of early exercised options.

We, our officers and directors and current stockholders holding an aggregate of 16,503,218 shares, have entered into agreements not to sell or offer to sell or otherwise dispose of any shares of common stock held by us or them for a period of 60 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc., which may release any or all of the shares subject to lock-up agreements at any time without notice. We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. The holders of 17,285,928 shares of our common stock outstanding as of December 31, 2004 are entitled to registration rights, which have been waived in connection with this offering.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including, in particular, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Forward-looking statements include, but are not limited to, statements about:

•	submission of an NDA with the FDA in March 2005 for Increlex for Severe Primary IGFD;

•	obtaining FDA approval of our NDA for Increlex for Severe Primary IGFD;

•	establishment of our sales and marketing organization;

•	adequate commercial supply of Increlex;

•	third-party payor reimbursement for Increlex;

•	our estimates regarding anticipated capital requirements and our need for additional financing;

•	short stature patient market size and market adoption of Increlex by physicians and patients; and

•	development and approval of the use of Increlex for additional indications.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 6,000,000 shares of common stock in this offering will be approximately $45.0 million, based on an assumed public offering price of $8.07 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $51.8 million. As of September 30, 2004, we had existing cash, cash equivalents and short term investments of $60.3 million.

We expect to use the net proceeds of this offering, and our existing cash, cash equivalents and short-term investments, for late stage clinical trials of Increlex, production and supply activities for Increlex, launch and post-launch sales and marketing activities for Increlex and general corporate purposes, including the possible licensing, acquisition and development of new products or product candidates.

We have no present understandings, commitments or agreements with respect to any acquisitions, investments or joint ventures and no portion of the net proceeds has been allocated for any specific acquisition.

We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development and commercialization efforts and the amount of cash used by our operations.

We believe that the net proceeds of this offering and existing cash and cash equivalents will be sufficient to meet our capital requirements through at least the end of 2006. Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq National Market under the symbol “TRCA” since March 17, 2004. The following table sets forth for the periods indicated the high and low closing sale prices of our common stock, as reported by the Nasdaq National Market.

	High	Low
Fiscal 2004
First Fiscal Quarter (beginning March 17, 2004)	$10.22	$8.42
Second Fiscal Quarter	11.90	7.78
Third Fiscal Quarter	9.45	7.70
Fourth Fiscal Quarter	10.97	8.47

Fiscal 2005
First Fiscal Quarter (through January 27, 2005)	10.35	8.07

On January 27, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $8.07. As of December 31, 2004, there were 24,595,869 shares of our common stock outstanding held by 60 holders of record.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale in this offering of 6,000,000 shares at an assumed public offering price of $8.07 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	September 30, 2004
	Actual	As Adjusted
	(in thousands, except share data)
Liability for early exercise of stock options	$382	$382
Stockholders’ equity:
Preferred Stock, $0.001 par value, 5,000,000 shares authorized, 0 issued and outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 24,074,378 shares issued and outstanding, actual; 100,000,000 shares authorized, 30,074,378 shares as adjusted	24	30
Additional paid-in capital	173,957	218,916
Deferred stock compensation	(7,613)	(7,613)
Accumulated other comprehensive (loss)	(54)	(54)
Deficit accumulated during the development stage	(108,319)	(108,319)

Total stockholders’ equity	57,995	102,960

Total capitalization	$58,377	$103,342

The actual number of shares of common stock shown as issued and outstanding in the table above excludes:

•	1,593,786 shares of common stock issuable upon exercise of options outstanding under our employee stock option plans and employee stock purchase plan at a weighted average exercise price of $5.32 per share as of September 30, 2004;

•	1,743,683 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan at September 30, 2004. Our stock plans contain provisions that automatically increase their share reserves on the first day of each year, beginning January 1, 2005, as more fully described in “Management—Employee Benefit Plans”; and

•	483,944 shares of restricted common stock issued upon the early exercise of stock options.

You should read the information above in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the pro forma net tangible book value per share. Our historical net tangible book value as of September 30, 2004 was approximately $58.4 million, or approximately $2.42 per share. Historical net tangible book value per share is determined by dividing the actual number of outstanding shares of common stock by our net tangible book value. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at an assumed public offering price of $8.07 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2004 would have been approximately $103.3 million, or $3.44 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.02 per share to existing stockholders and an immediate dilution of $4.63 per share to new investors purchasing shares of common stock in this offering at an assumed public offering price of $8.07 per share.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$8.07
Historical net tangible book value per share as of September 30, 2004	$2.42
Increase in historical net tangible book value per share attributable to this offering	$1.02

Pro forma net tangible book value per share after this offering		3.44

Dilution per share to new investors in this offering		$4.63

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will be increased to 6,900,000, or approximately 22% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in this prospectus. The selected financial data for the period from October 1, 2000 (inception) through March 31, 2001, for the nine months ended December 31, 2001, for the years ended December 31, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our audited financial statements included in this prospectus. The selected financial data as of March 31, 2001 and December 31, 2001 are derived from our audited financial statements not included in this prospectus. The selected financial data for the nine months ended September 30, 2003 and 2004, for the period from October 1, 2000 (inception) through September 30, 2004 and as of September 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period. In October 2001, we changed our fiscal year end from March 31 to December 31.

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2004
			2002	2003	2003	2004
					(Unaudited)		(Unaudited)
Statements of Operations Data (in thousands, except share and per share data):
Costs and expenses:
Research and development	$180	$307	$1,974	$19,246	$11,898	$20,272	$41,979
Selling, general and administrative	116	510	1,978	4,834	3,149	8,757	16,195
Acquired in-process research and development	—	—	5,071	1,670	1,670	1,417	8,158

Total costs and expenses	(296)	(817)	(9,023)	(25,750)	(16,717)	(30,446)	(66,332)
Interest expense	—	—	(106)	—	—	—	(106)
Interest and other income, net	1	9	177	327	200	633	1,147

Net loss	(295)	(808)	(8,952)	(25,423)	(16,517)	(29,813)	(65,291)
Deemed dividend related to beneficial conversion features of convertible preferred stock	—	—	—	(44,153)	(44,153)	—	(44,153)

Net loss allocable to common stockholders	$(295)	$(808)	$(8,952)	$(69,576)	$(60,670)	$(29,813)	$(109,444)

Basic and diluted net loss per share allocable to common stockholders(1)	$(12.09)	$(0.90)	$(5.76)	$(38.59)	$(34.72)	$(1.68)

Shares used in computing basic and diluted net loss per share allocable to common stockholders(1)	24,390	895,183	1,555,258	1,803,166	1,747,461	17,702,650

Pro forma basic and diluted net loss per share allocable to common stockholders(1)				$(5.59)		$(1.36)

Shares used in computing pro forma basic and diluted net loss per share allocable to common stockholders(1)				12,448,054		22,001,529

	March 31, 2001	December 31,			September 30, 2004
		2001	2002	2003
					(Unaudited)
Balance Sheet Data (in thousands):
Cash, cash equivalents and short-term investments	$59	$168	$15,870	$37,313	$60,274
Working capital	36	29	15,707	33,346	55,777
Total assets	88	198	16,348	42,484	64,139
Total liabilities	30	149	568	7,045	6,144
Convertible preferred stock	—	—	24,693	68,637	—
Deficit accumulated during the development stage	(295)	(1,103)	(8,930)	(78,506)	(108,319)
Total stockholders’ equity (deficit)	58	48	(8,913)	(33,198)	57,995

(1)	See Note 3 to the financial statements for information regarding the computation of per share amounts.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are focused on the development and commercialization of new therapeutics for the treatment of short stature and other related metabolic disorders. Our current product candidate is Increlex, recombinant human insulin-like growth factor-1, or rhIGF-1. We licensed the rights of Genentech to develop, manufacture and commercialize rhIGF-1 products for a broad range of indications, including short stature, worldwide. Our initial focus is on developing Increlex as a replacement therapy for primary IGF-1 deficiency, or Primary IGFD. We define the indication Primary IGFD to mean a child who has a height standard deviation score, or Height SDS, and an IGF-1 standard deviation score, or IGF-1 SDS, of less than minus two, and the indication Severe Primary IGFD to mean a child who has a Height SDS and IGF-1 SDS of minus three or less, in each case in the presence of normal or elevated levels of growth hormone. We expect to submit an NDA, seeking approval of long-term rhIGF-1 replacement therapy for Severe Primary IGFD to the FDA, in March 2005, based on Phase III clinical trial data. We have completed the non-clinical and clinical sections of our NDA. We have also completed the manufacturing of the conformance lots in our process validation campaign, and are currently completing the Chemistry, Manufacturing and Controls section of our NDA.

Tercica, Inc. was formed in December 2001 as a Delaware corporation. In March 2002, Tercica, Inc. acquired an immaterial amount of assets, including intellectual property rights, from Tercica Limited, a New Zealand company that had been formed in October 2000. Tercica Limited then made a liquidating distribution to its stockholders in March 2002. Tercica Limited and Tercica, Inc. shared a common business strategy and overlapping stockholders. As such, our financial statements include the activities of Tercica Limited, as the predecessor to Tercica, Inc., from October 1, 2000.

In April 2002, we licensed from Genentech intellectual property to develop and commercialize rhIGF-1 for a broad range of indications, including short stature and diabetes in the United States. In December 2002, we entered into a development and commercial supply contract for the manufacture of bulk rhIGF-1 drug substance with Cambrex Bio Science Baltimore, Inc., or Cambrex Baltimore. In July 2003, we signed an international license and collaboration agreement with Genentech obtaining its rights to develop and commercialize rhIGF-1 products outside of the United States for all indications other than diseases and conditions of the central nervous system. In addition, we must enter into a written agreement with another company if we desire to commercialize Increlex in diabetes outside of the United States.

As of September 30, 2004, we had approximately $60.3 million in cash, cash equivalents and short-term investments. We have funded our operations since inception through the private placement of equity securities and an initial public offering of common stock. In 2002, we raised $20.0 million through the sale of shares of our Series A preferred stock. In 2003, we raised $43.8 million through the sale of shares of our Series B preferred stock. On March 17, 2004 we completed our initial public offering of common stock in which we raised net cash proceeds of approximately $43.1 million and received an additional $6.9 million of net cash proceeds on April 2, 2004 in connection with the underwriters’ exercise of their option to purchase additional shares.

On January 21, 2005, we entered into a Loan Agreement, or Loan Agreement, with Venture Leasing & Lending IV, Inc., or VLL, under which we have the option to draw down funds in the aggregate principal amount of up to $15,000,000. We paid a $75,000 fee as part of this Loan Agreement and issued VLL 75,000 shares of our common stock, which are held in escrow, subject to certain conditions. The $75,000 fee will be refunded to us if we borrow funds under this facility. The option to draw funding under this Loan Agreement will continue to be available to us through June 30, 2005, subject to certain extensions and additional issuances of up to a maximum of 150,000 shares of our common stock. Any funding drawn down will have a three-year term from the date of funding. Any borrowings are subject to cash payments of principal and interest at an interest rate of 7.5% per annum, as well as a terminal interest payment at the end of the three year term equal to 9.2% of the aggregate principal amount borrowed during the term of the loan. Under the terms of the Loan Agreement and an intellectual property security agreement, we would grant to VLL a first priority security interest on certain assets, including limited intellectual property assets, in the event any borrowings occur. We may terminate this facility at any time without penalty as long as no borrowings have been drawn down from the facility.

Revenues

We have not generated any operating revenues since our inception and do not expect to generate any revenue from the sale of our current product candidate, Increlex, until at least late 2005, if at all.

Research and Development Expenses

Research and development expenses consist primarily of contract manufacturing expenses, clinical activities, regulatory activities, payroll and related costs and non-cash stock compensation. Our research and development activities are primarily focused on validating our manufacturing process at our contract manufacturer, using that process to make drug product suitable for clinical use and commercial sale and development activities related to Severe Primary IGFD and Primary IGFD. Because we licensed non-clinical, clinical and manufacturing data and know-how related to rhIGF-1 from Genentech in 2002, we did not incur significant development expenses prior to 2002. However, we expect to fund our own development activities and will continue to incur significant costs in the future. During 2003, our research and development activities were primarily focused on two projects: the transfer of our rhIGF-1 manufacturing process and the development project for Primary IGFD. At the end of 2003, we began to manage the development project for Severe Primary IGFD as a separate project from the development project for Primary IGFD and completed the technology transfer of our manufacturing process to our contract manufacturer. Our primary focus in research and development in 2004 was associated with the establishment and validation of our rhIGF-1 manufacturing process at our contract manufacturer and preparations for the anticipated NDA filing in Severe Primary IGFD. We expect 2005 to be focused on the submission of our NDA in March 2005, the preparation for pre-approval inspections at our contract manufacturer, the completion of our development project for Severe Primary IGFD and increased activities associated with our development project for Primary IGFD. In 2005, we expect that our project costs will be focused on FDA inspection preparation activities at our contract manufacturers and costs related to clinical trials in Primary IGFD. Our projects or intended projects may be subject to change from time to time as we evaluate our research and development priorities and available resources.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll and related costs, non-cash stock compensation, facility costs, insurance, information technology, legal fees and accounting services. Other costs include sales and marketing activities such as pre-launch planning and medical education activities. In the first nine months of 2004, we continued to expand our corporate staffing and infrastructure and initiated planning for sales and marketing activities. We expect selling, general and administrative expenses in 2005 to increase due to associated costs with the annualized effect of 2004 personnel additions, increased pre-launch activities, which include sales and marketing, medical education, as well as the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.

Critical Accounting Policies and the Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates.

The items in our financial statements requiring significant estimates and judgments are as follows:

Stock Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the reassessed fair value of the underlying common stock resulting in our recording stock compensation associated with these grants. Stock compensation expense is amortized over the vesting period of the underlying option, generally four years. From inception through January 31, 2004, we recorded deferred stock compensation of $10.9 million. At September 30, 2004, we had a total of $7.6 million of deferred stock compensation remaining to be amortized over the vesting period of the stock options of approximately three years. In the nine months ended September 30, 2004, we reversed $0.3 million of previously recognized stock compensation due to the forfeiture of unvested stock options from employee terminations. We did not record any additional deferred stock compensation subsequent to January 31, 2004.

The total unamortized deferred stock compensation recorded for all option grants through January 31, 2004, net of the amounts reversed associated with forfeited stock options will be amortized as follows: $2.8 million for the year ending December 31, 2004; $2.6 million for the year ending December 31, 2005; $2.6 million for the year ending December 31, 2006 and $1.7 million for the year ending December 31, 2007.

Acquired In-Process Research and Development

Acquired in-process research and development relates to in-licensed technology, intellectual property and know-how. The nature of the efforts for completion of research and development activities generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other foreign regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist with timely completion of development projects, including clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, we charge in-licensed intellectual property and licenses for unapproved products to acquired in-process research and development.

Recent Accounting Developments

On December 16, 2004, the FASB issued an amendment to SFAS No. 123, Share-Based Payment, (“SFAS No. 123R”), which will be effective for public companies in periods beginning after June 15, 2005. We are required to implement the proposed standard no later than the quarter that begins July 1, 2005. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on July 1, 2005. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally would require instead that such transactions be accounted for using a fair-value-based method. Companies are required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. We are currently evaluating option valuation methodologies and assumptions. Current estimates of option values using the Black-Scholes method may not be indicative of results from valuation methodologies ultimately adopted by us. We expect to continue to grant stock-based compensation to employees, and the adoption of the new standard may have a material impact on our future results of operations.

Results of Operations

Nine months Ended September 30, 2004 and 2003

Research and Development Expenses.    Research and development expenses increased to $20.3 million for the nine months ended September 30, 2004, from $11.9 million for the comparable period in 2003. The $20.3 million in expenses were comprised of project costs associated with the establishment of our rhIGF-1 manufacturing process at Cambrex Baltimore totaling $10.8 million, internal personnel and other costs totaling $6.3 million, and our development projects for Severe Primary IGFD and Primary IGFD totaling $3.2 million.

In the nine months ended September 30, 2004, project costs for the establishment of our rhIGF-1 manufacturing process increased $2.4 million from the comparable period in 2003, and were driven primarily by production and validation activities at Cambrex Baltimore. The costs associated with our development projects for Severe Primary IGFD and Primary IGFD for the nine months ended September 30, 2004 increased by approximately $2.6 million from the comparable period in 2003. Personnel and other costs for the nine months ended September 30, 2004 increased $3.4 million from the comparable period in 2003. The Severe Primary IGFD and Primary IGFD project costs related primarily to conducting several small studies, the analyses of clinical trial data, NDA filing preparations for Severe Primary IGFD and start-up costs related to the trial in Primary IGFD. In 2005, we expect that our project costs will be focused on inspection preparation activities at our contract manufacturers and costs related to clinical trials in Primary IGFD.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased to $8.8 million for the nine months ended September 30, 2004, from $3.1 million for comparable period in 2003. This increase of $5.7 million was attributable to increased personnel costs of $3.4 million, increased sales and marketing expenses of $1.3 million and increased corporate administration expenses such as legal, insurance, information technology and other expenses of $1.0 million. We expect selling, general and administrative expenses to continue to increase substantially as we continue to expand staffing and infrastructure, and initiate our preparations for marketing and selling activities.

Acquired In-Process Research and Development.    Acquired in-process research and development expense decreased to approximately $1.4 million for the nine months ended September 30, 2004 from $1.7 million in the comparable period in 2003. The costs in 2004 resulted from a $1.2 million payment to Genentech related to the exclusive license to Genentech’s worldwide rights, including the United States, to IGF-1 combined with IGFBP-3 for all indications, other than diseases and conditions of the central nervous system, and $250,000 of costs resulting from the execution of a patent license. The costs in 2003 resulted from the execution of our International License and Collaboration Agreement with Genentech and were comprised of cash of $1.7 million. This agreement allows us to commercialize Increlex outside of the United States for all indications other than diseases or conditions of the central nervous system.

Interest and Other Income, net.    Interest and other income, net, increased to $0.6 million for the nine months ended September 30, 2004, from $0.2 million for the comparable period in 2003. The increase was due to interest on higher average cash, cash equivalents and short-term investment balances as a result of the cash proceeds received from the issuance of Series B preferred stock in July 2003 and from our initial public offering in March 2004.

Preferred Stock Dividend.    In July 2003, we sold 8,830,646 shares of Series B preferred stock at $5.00 per share, for total cash proceeds of approximately $43.8 million. The difference between the preferred stock sales price and the reassessed value per share of common stock on the transaction date resulted in a beneficial conversion feature in the amount of $44.2 million. The beneficial conversion feature has been reflected as a preferred stock dividend in the statement of operations for the nine months ended September 30, 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Prior to April 2002, our operations consisted primarily of negotiating our U.S. License and Collaboration Agreement with Genentech and our costs were minimal, largely consisting of staffing and payroll related costs. We expanded our research and development and general and administrative activities following the execution of our U.S. license with Genentech.

Research and Development Expenses.    Research and development expenses increased to $19.2 million for the year ended December 31, 2003 from $2.0 million for the year ended December 31, 2002. Costs associated with the transfer and validation of our rhIGF-1 manufacturing process to Cambrex Baltimore totaled $13.3 million for the year ended December 31, 2003, which represented a $12.7 million increase from the year ended December 31, 2002. Costs of $1.4 million associated with our rhIGF-1 development project for Primary IGFD for the year ended December 31, 2003 increased by approximately $913,000 from December 31, 2002. The Primary IGFD project costs related primarily to the review and analyses of the Phase III clinical trial data in preparation for the NDA filing. Other costs for the year ended December 31, 2003 of $4.5 million increased $3.5 million from December 31, 2002, which primarily related to increased personnel costs of $3.1 million.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased to $4.8 million for the year ended December 31, 2003 from $2.0 million for the year ended December 31, 2002. The increase was primarily attributable to higher payroll and non-cash stock compensation expenses of $1.7 million, legal, consulting and professional fees of $612,000 and general office expenses of $557,000.

Acquired In-Process Research and Development.    Acquired in-process research and development expense decreased to $1.7 million for the year ended December 31, 2003 from $5.1 million for the year ended December 31, 2002. The costs in 2002 resulted from our U.S. License and Collaboration Agreement with Genentech and were comprised of cash and 1,017,666 shares of our Series A preferred stock for total consideration of $5.1 million. In exchange, we received from Genentech certain preclinical and clinical data, manufacturing technology and know-how, and intellectual property rights to develop and commercialize rhIGF-1. The costs in 2003 resulted from the execution of our International License and Collaboration Agreement with Genentech and were comprised of cash of $1.7 million. This agreement allows us to commercialize rhIGF-1 outside of the United States.

Interest Expense.    Interest expense decreased to $0 for the year ended December 31, 2003 from $106,000 for the year ended December 31, 2002. The interest expense in 2002 related to the estimated fair value of warrants issued in conjunction with a convertible note we entered into in January 2002.

Interest and Other Income, net.    Interest income increased to $327,000 for the year ended December 31, 2003 from $177,000 for the year ended December 31, 2002. The increase was due to interest on higher average cash and cash equivalents balances.

Preferred Stock Dividend.    In July 2003, we sold 8,830,646 shares of Series B preferred stock at $5.00 per share, for total cash proceeds of approximately $43.8 million. The difference between the preferred stock sales price and the reassessed value per share of the common stock on the transaction date resulted in a beneficial conversion feature in the amount of $44.2 million. The beneficial conversion feature has been reflected as a preferred stock dividend in the statement of operations for the year ended December 31, 2003.

Year Ended December 31, 2002 compared to Nine Months Ended December 31, 2001

In October 2001, we changed our year end from March 31 to December 31. Part of the increase in all expense categories in the year ended December 31, 2002 compared to the nine months ended December 31, 2001, was due to the difference in the duration of the time periods, twelve months for 2002 versus nine months for 2001, and due to the difference in the stages of our development as a company in the respective time periods. Prior to April 2002, our operations consisted primarily of negotiating our U.S. License and Collaboration Agreement with Genentech and our costs were minimal, largely consisting of staffing and payroll related costs. We expanded our research and development and general and administrative activities following the execution of our U.S. license with Genentech.

Research and Development Expenses.    Research and development expenses increased to $2.0 million for the year ended December 31, 2002 from $307,000 for the nine months ended December 31, 2001. The increase was primarily due to higher costs of $462,000 associated with the project to transfer and validate our rhIGF-1 manufacturing process. Costs associated with our rhIGF-1 development project for Primary IGFD also increased $454,000. We initiated both projects in early 2002. Payroll and related costs increased $751,000 associated with increased headcount.

General and Administrative Expenses.    General and administrative expenses increased to $2.0 million for the year ended December 31, 2002 from $510,000 for the nine months ended December 31, 2001. The increase was primarily attributable to payroll and related costs of $719,000, legal, consulting and accounting fees of $428,000, and general office expenses of $321,000.

Acquired In-Process Research and Development.    Acquired in-process research and development expenses increased to $5.1 million for the year ended December 31, 2002 from $0 for the nine months ended December 31, 2001. The costs in 2002 resulted from the execution of our U.S. license with Genentech. We in-licensed certain preclinical and clinical data, manufacturing technology and know-how, and intellectual property rights to develop and commercialize rhIGF-1 in exchange for cash and 1,017,666 shares of our Series A preferred stock for total consideration of $5.1 million. The total amount was expensed in 2002 since there were no alternative future uses for the intellectual property acquired.

Interest Expense.    Interest expense increased to $106,000 for the year ended December 31, 2002 from $0 for the nine months ended December 31, 2001. The interest in 2002 related to the estimated fair value of warrants issued in conjunction with a convertible note we entered into in January 2002.

Interest and Other Income, net.    Interest income, net increased to $177,000 for the year ended December 31, 2002 from $9,000 for the nine months ended December 31, 2001. The increase was due to interest on higher average cash and cash equivalents balances.

Liquidity and Capital Resources

Sources of Liquidity

As of September 30, 2004, we had an accumulated deficit of $108.3 million, which is comprised of $64.1 million of accumulated net losses and $44.2 million of a non-cash deemed dividend related to the beneficial conversion feature of convertible preferred stock. We have funded our operations and growth from inception with net cash proceeds of $66.2 million in private equity financings and $50.0 million from our initial public offering of common stock.

Cash Flow

Cash, cash equivalents and short-term investments increased to $60.3 million at September 30, 2004 from $37.3 million at December 31, 2003 primarily due to net proceeds of $50.0 million from the issuance our common stock in our initial public offering, partially offset by cash used in operating activities of $26.2 million. The increase in net cash used in operating activities was due to increased personnel and infrastructure costs, the establishment of our rhIGF-1 manufacturing process at Cambrex Baltimore, and our development projects for Severe Primary IGFD and Primary IGFD.

Net cash used in investing activities decreased to $19.2 million in the nine months ended September 30, 2004 as a result of decreased net purchases of short-term investments and purchases of property and equipment. Net cash provided by financing activities for the nine months ended September 30, 2004 increased to $50.1 million primarily as a result of net proceeds received from our initial public offering of common stock.

Cash, cash equivalents and short term investments increased to $37.3 million at December 31, 2003 from $15.9 million at December 31, 2002 primarily due to net proceeds from the issuance of Series B preferred stock of $43.8 million and proceeds from issuance of common stock associated with the early exercise of employee stock options of $511,000, partially offset by cash used to fund operations of $20.2 million and purchases of property and equipment of $2.3 million. Included in cash used in operations of $20.2 million was a $4.9 million increase in accounts payable that consisted primarily of amounts due to Cambrex Baltimore in connection with the transfer and validation of our rhIGF-1 manufacturing process.

We currently expect to use the net proceeds of this offering, and our existing cash and cash equivalents, as follows:

•	Late stage clinical trials of Increlex;

•	Production and supply activities for Increlex;

•	Launch and post-launch sales and marketing activities for Increlex; and

•	General corporate purposes, including the possible licensing or acquiring and developing additional products or product candidates.

We expect the remainder of these net proceeds and our existing cash and cash equivalents will be used to fund working capital and capital expenditures. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our product development, regulatory requirements and commercialization efforts and the amount of cash used by our operations.

We do not expect to generate revenue until we begin selling Increlex.

Senior Credit Facility

On January 21, 2005, we entered into a Loan Agreement with VLL under which we have the option to draw down funds in the aggregate principal amount of up to $15,000,000. We paid a $75,000 fee as part of this Loan

Agreement and issued VLL 75,000 shares of our common stock, which are held in escrow, subject to certain conditions. The $75,000 fee will be refunded to us if we borrow funds under this facility. The option to draw funding under this Loan Agreement will continue to be available to us through June 30, 2005, subject to certain extensions and additional issuances of up to a maximum of 150,000 shares of our common stock. Any funding drawn down will have a three-year term from the date of funding. Any borrowings are subject to cash payments of principal and interest at an interest rate of 7.5% per annum, as well as a terminal interest payment at the end of the three-year term equal to 9.2% of the aggregate principal amount borrowed during the term of the loan. Under the terms of the Loan Agreement and an intellectual property security agreement, we would grant to VLL a first priority security interest on certain assets, including limited intellectual property assets, in the event any borrowings occur. We may terminate this facility at any time without penalty as long as no borrowings have been drawn down from the facility.

Litigation

On December 20, 2004, we initiated patent infringement proceedings against Avecia Limited and Insmed Incorporated as co-defendants in the High Court of Justice (Chancery Division Patents Court) in the United Kingdom. On December 23, 2004, we, with Genentech, initiated patent infringement proceedings against Insmed Incorporated in the United States District Court for the Northern District of California. We are required to indemnify Genentech for its costs and expenses related to these proceedings. We cannot predict the outcome of our litigation against Avecia Limited and Insmed Incorporated in the United Kingdom or the outcome of our litigation against Insmed Incorporated in the United States or the cost of such litigation, which may require a substantial diversion of our financial assets and other resources and consequently prevent us from allocating sufficient resources to the development of our rhIGF-1 programs, and which may have a material adverse effect on our business.

Contractual Obligations and Commercial Commitments

Our contractual obligations as of September 30, 2004 were as follows (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$445	$374	$47	$24	$—

Our commitments for operating leases include leases for real estate covering our present facility and office equipment.

We also have contractual payment obligations, the timing of which is contingent on future events. Under our license agreements with Genentech, aggregate payments of up to $1.5 million would be due if milestones relating to the initial product approvals of rhIGF-1 for Severe Primary IGFD in the United States and Europe are achieved. Additional milestone payments would be due for subsequent indication approvals, including for approvals of products consisting of rhIGF-1 or IGF binding protein 3, in the United States or Europe.

Under our agreement with Cambrex Baltimore, we are obligated to reimburse Cambrex Baltimore on a time and materials and per batch basis in connection with the establishment of our rhIGF-1 manufacturing process. We estimate that our total purchase commitment to Cambrex Baltimore is approximately $8.5 million through December 31, 2005.

Operating Capital and Capital Expenditure Requirements

We believe that our cash, cash equivalents and short-term investments as of September 30, 2004 of $60.3 million, together with the proceeds of this offering, will be sufficient to meet our projected operating requirements through at least the end of 2006. We plan to make significant expenditures to establish and operate our rhIGF-1 drug substance manufacturing process at Cambrex Baltimore in a manner consistent with current good manufacturing process (“cGMP”), as well as to support our regulatory and clinical trial activities. As of September 30, 2004, we estimate the remaining costs to complete the establishment of our rhIGF-1 manufacturing process will be approximately $5.0 to $6.0 million. As of September 30, 2004, we estimate that the additional costs to prepare and submit an NDA filing for Severe Primary IGFD will be approximately $2.0 to $3.0 million. In October 2004, we initiated a Phase III clinical trial for Primary IGFD, which we estimate will cost approximately $7.0 to $9.0 million and take approximately two years to complete. Our projects may be subject to change from time to time as we evaluate our research and development priorities and available resources.

Our future capital needs and the adequacy of our available funds will depend on many factors, including:

•	the costs, timing, scope of domestic and international regulatory approvals for rhIGF-1;

•	our ability to market and sell rhIGF-1;

•	the commercial readiness of our rhIGF-1 manufacturing operations at Cambrex Baltimore, including the success of our cGMP production activities;

•	the success of drug product manufacturing and results of stability and product comparability studies performed at third-party contractors;

•	the rate of progress and cost of our future clinical trials and other research and development activities;

•	the pace of expansion of administrative expenses; and

•	the status of competing products.

Due to the significant risks and uncertainties inherent in the manufacturing, clinical development and regulatory approval processes, the costs to complete our projects through product commercialization are not accurately predictable. Results from manufacturing operations and clinical trials may not be favorable. Further, data from clinical trials is subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, our development projects are subject to risks, uncertainties and changes that may significantly impact cost projections and timelines. As a result, our capital requirements may increase in future periods.

We expect that we will require and attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for any additional financings and additional funding may not be available to finance our operations when needed or on acceptable terms. Additional funding may also result in dilution to our stockholders.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents through September 30, 2004 included liquid money market accounts. Our short-term investments included readily marketable debt securities. Due to the short-term nature of these instruments, a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio as of September 30, 2004.

BUSINESS

We are focused on the development and commercialization of new therapeutics for the treatment of short stature and other related metabolic disorders. Our current product candidate is Increlex, (mescaremin [rDNA origin] injection), a DNA-derived recombinant human insulin-like growth factor-1, or rhIGF-1. We licensed the rights of Genentech to develop, manufacture and commercialize rhIGF-1 products for a broad range of indications, including short stature, worldwide. Our initial focus is on developing Increlex as a replacement therapy for primary IGF-1 deficiency, or Primary IGFD. We define the indication Primary IGFD to mean a child who has a height standard deviation score, or Height SDS, and an IGF-1 standard deviation score, or IGF-1 SDS, of less than minus two, and the indication Severe Primary IGFD to mean a child who has a Height SDS and IGF-1 SDS of minus three or less, in each case in the presence of normal or elevated levels of growth hormone. We expect to submit a New Drug Application, or NDA, seeking approval of long-term rhIGF-1 replacement therapy for Severe Primary IGFD to the U.S. Food and Drug Administration, or FDA, in March 2005, based on Phase III clinical trial data. We have completed the non-clinical and clinical sections of our NDA. We have also completed the manufacture of the conformance lots in our process validation campaign, and are currently completing the Chemistry, Manufacturing and Controls section of our NDA.

The endocrine system regulates metabolism through the use of hormones, including IGF-1. IGF-1 is a naturally occurring hormone that is necessary for normal human growth and metabolism. A deficiency of IGF-1 can result in short stature, which is characterized by children being shorter than approximately 97.5% of normal children, and can lead, in children and adults, to a range of other metabolic disorders. These metabolic disorders can include lipid abnormalities, decreased bone density, obesity and insulin resistance.

The cellular production of IGF-1 is regulated by growth hormone. Growth hormone deficiency, or GHD, leads to inadequate IGF-1 production, which results in short stature in children. Growth hormone replacement therapy, which increases IGF-1 levels, can be used to successfully treat GHD. However, we believe many individuals with short stature, despite normal growth hormone secretion, are IGF-1 deficient because their cells do not respond normally to growth hormone. These children have Primary IGFD and are candidates for rhIGF-1 replacement therapy. Increlex is identical to naturally occurring human IGF-1, and we believe it performs the same functions in the body.

Our Phase III clinical trial results reflect the treatment of 71 children with Severe Primary IGFD with rhIGF-1 replacement therapy for an average of 3.9 years, with some patients being treated for up to 11.5 years. None of the 71 patients discontinued rhIGF-1 treatment due to safety concerns. Of these children, 61 completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted minimum length of time required to adequately measure growth responses to drug therapy. A statistically significant increase in average growth rate—from 2.8 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment—was demonstrated in these patients (p<0.0001). Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next five years of rhIGF-1 treatment (p<0.005). We believe these increases in growth rates were clinically meaningful and comparable to those observed in clinical trials of approved growth hormone treatments. Statistically significant increases in Height SDS were also observed during each of the first eight years of rhIGF-1 treatment (p<0.001).

We are also developing Increlex for use in the broad population of children with Primary IGFD. In late 2004, we initiated a 160-patient Phase III clinical trial of Increlex in children with Primary IGFD, which includes children with a less severe form of IGFD. We plan to initiate another Phase III study of Increlex in Primary IGFD, in which we will investigate once-daily dosing versus twice-daily dosing of Increlex, in early 2005. We are assessing our Increlex development strategy for other indications.

Approximately one million children in the United States have short stature, and we believe that there are an equal number of children with short stature in Western Europe. Of the approximately 380,000 children in the United States referred to pediatric endocrinologists for evaluation of possible short stature, we believe that approximately 30,000 in the United States and an equal number in Western Europe, for a total of 60,000 children, have Primary IGFD and may be treated with Increlex. We believe that this represents an approximate $1.0 billion annual market opportunity. We believe that Severe Primary IGFD constitutes approximately 20%, or 12,000, of the total population with Primary IGFD and represents an approximate $200 million annual market opportunity in the United States and Western Europe.

We have completed the transfer of Genentech’s proprietary manufacturing technology to our contract manufacturers and have established the process for high yield, commercial scale manufacturing of Increlex. We have manufactured Increlex on a full-scale production basis according to current good manufacturing practices, or cGMP, and completed the manufacturing of the conformance lots in our process validation campaign. Based on extensive testing, we currently believe that Increlex is comparable to the rhIGF-1 previously manufactured by Genentech, and we are using this material in our Phase III clinical study.

Scientific Background

Role of IGF-1 in Growth and Metabolism

The endocrine system regulates metabolism through the use of hormones, including IGF-1. IGF-1 is a naturally occurring hormone that is necessary for normal human growth and metabolism. A deficiency of IGF-1 can result in short stature, which is characterized by children being shorter than approximately 97.5% of normal children, and can lead, in children and adults, to a range of other metabolic disorders. These metabolic disorders can include lipid abnormalities, decreased bone density, obesity and insulin resistance. The cellular production of IGF-1 is regulated by growth hormone. Growth hormone deficiency, or GHD, leads to inadequate IGF-1 production, which results in short stature in children. Growth hormone replacement therapy, which increases IGF-1 levels, can often be used to successfully treat GHD. However, we believe many individuals with short stature, despite normal growth hormone secretion, are IGF-1 deficient, because their cells do not respond normally to growth hormone. These individuals have Primary IGFD, which is characterized clinically by short stature, IGF-1 deficiency and growth hormone sufficiency. Individuals with Primary IGFD are candidates for rhIGF-1 replacement therapy. Our product candidate, Increlex, is identical to naturally occurring human IGF-1, and we believe it performs the same functions in the body.

IGF-1 is a 70 amino acid protein that must be present in tissues for normal growth and metabolism in humans. IGF-1 is normally produced as a result of a hormonal cascade beginning with the secretion of growth hormone by the pituitary gland. Growth hormone binds to a growth hormone receptor on a cell which initiates an intracellular process, known as intracellular signaling, that produces IGF-1. IGF-1 is released into the blood, and in the tissues stimulates cartilage and bone growth.

Certain endocrine system disorders, including the failure of the pituitary gland to produce growth hormone, defective or nonexistent cell receptors that do not bind with growth hormone, or defects in the cell’s growth hormone intracellular signaling, may inhibit the production of IGF-1. Insufficient blood levels of either IGF-1 or growth hormone in childhood result in short stature. Since the 1950s, children with low levels of growth hormone and resulting short stature have been given replacement growth hormone therapy, resulting in IGF-1 production and subsequent growth. However, there are children with short stature who, despite normal levels of growth hormone, have low levels of IGF-1. These children are IGF-1 deficient usually because of abnormalities in either their growth hormone receptors or in their growth hormone signaling pathways.

As children with IGFD become adults, they continue to suffer from the effects of IGF-1 deficiency. Since the growth plates in the long bones fuse and additional cartilage and bone growth can no longer occur after puberty, rhIGF-1 replacement therapy does not cause growth in adults. However, low levels of IGF-1 are also frequently associated with other metabolic disorders, including lipid abnormalities, decreased bone density, obesity, insulin resistance, decreased cardiac performance and decreased muscle mass. These disorders typically become increasingly apparent after a prolonged period of IGF-1 deficiency, as occurs in adulthood. We refer to this disorder as Adult IGFD.

Role of IGF-1 in Glucose Metabolism

IGF-1 and insulin receptors have similar intracellular signaling pathways and overlapping metabolic effects. The clinical trial data we acquired from Genentech demonstrate that the use of rhIGF-1 significantly improved blood glucose control and insulin sensitivity in type 2 diabetic patients. We believe that rhIGF-1 may be useful in treating diabetic patients who are resistant to the effects of insulin.

The following diagram illustrates IGF-1 deficiency and the role of IGF-1 in growth and metabolism.

IGF-1 Deficiency

1 Insulin-like growth factor-1 (IGF-1) is a naturally occuring protein necessary for normal growth and metabolism in humans.
Growth Hormone
Growth Hormone Receptor
Pituitary Gland
2 The cellular production of IGF-1 is regulated by growth hormone released from the pituitary gland.
3 In healthy individuals, growth hormone binds to a growth hormone receptor on a cell, which initiates intracellular signaling that produces IGF-1.
Abnormality in Growth Hormone Receptor
Abnormality in Growth Hormone Signaling Pathway
Cell
4 Abnormalities in the growth hormone receptor or in intracellular signalling can lead to IGF-1 deficiency. Individuals with this condition, which we refer to as IGFD, are candidates for replacement therapy with our product, rhIGF-1.
Normal production of human IGF-1
IGF-1 is released into the blood, and in the tissues stimulates cartilage and bone growth

Indications

Increlex Indication	Development Status	Commercialization Rights
Severe Primary IGFD	Phase III completed and NDA submission expected in March 2005	Worldwide

Primary IGFD	Phase IIIb trial initiated late 2004	Worldwide

Primary IGFD	Once-daily dosing trial planned for early 2005	Worldwide

Adult IGFD	Assessing potential development strategy	Worldwide

Diabetes	Assessing potential development strategy	U.S.

Short Stature

Approximately one million children in the United States have short stature, and we believe that there are an equal number of children with short stature in Western Europe. Short stature is caused by a deficiency of IGF-1 or growth hormone, or other abnormalities such as genetic defects not associated with a deficiency of either hormone. Physicians use a height standard deviation score, or Height SDS, to indicate how many standard deviations a person’s height is from the average height of the normal population of a similar age and gender. The American Academy of Pediatrics and the American Academy of Clinical Endocrinology define short stature as a height that is more than two standard deviations below the average population height. Children with short stature are shorter than approximately 97.5% of children of a similar age and gender, and if their deficit in growth continues unchanged, they will attain a final height of no more than approximately 5’4” for boys and 4’11” for girls. Similarly, in evaluating IGF-1 deficiency, physicians can use an IGF-1 standard deviation score, or IGF-1 SDS, to indicate how many standard deviations a person’s IGF-1 level is from the average level of the population of a similar age and gender.

Approximately 380,000 children in the United States are currently referred to pediatric endocrinologists for evaluation of possible short stature. Of these children, we believe that approximately 30,000 in the United States and an equal number in Western Europe, for a total of 60,000 children, suffer from Primary IGFD and may be treated with Increlex. We believe that this represents an approximate $1.0 billion annual market opportunity.

Severe Primary IGFD.    We define the indication Severe Primary IGFD to mean a child who has a Height SDS and IGF-1 SDS of minus three or less and normal growth hormone levels. These children do not respond or respond poorly to growth hormone therapy. There is no other treatment approved for this indication. As a result, we believe rhIGF-1 may qualify for the FDA’s priority review. If their deficit in growth continues unchanged, children with Severe Primary IGFD who are untreated will typically attain a final height of no more than approximately 5’1” for boys and 4’9 1/2” for girls. We estimate that a total of 12,000 children in the United States and Western Europe have Severe Primary IGFD. We believe that Severe Primary IGFD represents up to an approximate $200 million annual market opportunity in the United States and Western Europe.

We have Phase III results from the treatment of 71 children with Severe Primary IGFD with rhIGF-1 replacement therapy for an average of 3.9 years, with some patients being treated for up to 11.5 years. Long-term Phase III clinical growth trials are generally not placebo-controlled due to ethical considerations. None of the 71 patients discontinued rhIGF-1 treatment due to safety concerns. Some patients experienced hypoglycemia, or low blood glucose levels. Enlargement of the tonsils or minor temporary hearing deficits were also noted in some patients.

Of these children, 61 have completed at least one year of rhIGF-1 replacement therapy, which is the generally accepted length of time required to adequately measure growth responses to drug therapy. A statistically significant increase in average growth rate from 2.8 cm per year prior to treatment to 8.0 cm per year after the first year of rhIGF-1 treatment was demonstrated in these patients (p<0.0001). A p-value of less than 0.0001 means that the probability that this result occurred by chance was less than 1 in 10,000. A probability of 5 in 100 or less, or p<0.05, is considered to be statistically significant. Compared to pre-treatment growth rates, statistically significant increases were also observed during each of the next five years of rhIGF-1 treatment (p<0.005). We believe these increases in growth rates were clinically meaningful and comparable to those observed in clinical trials of other approved growth hormone treatments. Statistically significant increases in Height SDS were also observed during each of the first eight years of rhIGF-1 treatment (p<0.001).

We have had discussions with the FDA regarding the use of Increlex in Severe Primary IGFD. We believe that our clinical data supports the submission of an NDA for long-term rhIGF-1 replacement therapy in this indication. We expect to submit our NDA in March 2005 and, if we receive approval, launch Increlex with our own sales force in the United States. In addition, we are currently assessing our regulatory strategy regarding submission of a Marketing Authorization Application with the European Medicines Evaluation Agency for Severe Primary IGFD.

Primary IGFD.    We define the indication Primary IGFD to mean a child who has a Height SDS and IGF-1 SDS of less than minus two, in the presence of normal or elevated growth hormone. Although our first indication is for Severe Primary IGFD, we intend to evaluate the use of Increlex for the treatment of all children with Primary IGFD. Children with Primary IGFD suffer from the same hormonal deficiency as those with Severe Primary IGFD. If their deficit in growth continues unchanged, children with Primary IGFD who are untreated will typically attain a final height of no more than approximately 5’4” for boys and 4’11” for girls. Excluding children with Severe Primary IGFD, we believe that approximately 48,000 children in the United States and Western Europe suffer from Primary IGFD, representing a market potential of approximately $800 million annually.

We recently initiated a 160-patient Phase IIIb clinical trial in Primary IGFD, which is intended to serve as the basis for a supplemental NDA filing for this indication. We are conducting this study in the United States. The principal purpose of this clinical trial is to ensure safety in the broader population and to evaluate the safety and efficacy of various doses of Increlex for patients with Primary IGFD. In addition, we plan to initiate in early 2005 another Phase III study in Primary IGFD, which will investigate once-daily dosing versus twice-daily dosing of Increlex.

Adult IGFD.    Children with Primary IGFD who attain adulthood are considered to have Adult IGFD Adult IGFD patients may have decreased cardiac performance, impaired exercise performance, decreased muscle mass, decreased bone density, obesity and abnormalities of carbohydrate and lipid metabolism. Replacement therapy with Increlex may have beneficial effects with respect to these metabolic abnormalities. We believe that at least a total of 120,000 people in the United States and Western Europe suffer from Adult IGFD. This market does not include adults who become IGF-1 deficient as a result of other disorders, including anorexia nervosa, malabsorption and liver disease, which could represent additional opportunities that we may study in the future. We currently are assessing our development strategy and timing for the use of Increlex in Adult IGFD.

Diabetes

Genentech originally developed rhIGF-1 as a potential treatment for people with a broad range of type 1 and type 2 diabetes. In four Phase II clinical trials using rhIGF-1 in over 700 type 2 diabetic patients, long-term glucose control was improved, as indicated by statistically significant improvements of approximately 1% to 2% in glycated hemoglobin, which is an indicator of an individual’s average blood glucose concentrations over a three to four month period. Improvements of approximately 0.5% in glycated hemoglobin are frequently considered clinically significant. However, during the course of these clinical trials, potential concerns were raised that long term use of rhIGF-1 in diabetic patients might lead to an increased incidence and/or severity of diabetic retinopathy. As a result of the scope and extended timeframe of the clinical trials necessary to address this concern, Genentech discontinued development of rhIGF-1 for treatment of type 1 and type 2 diabetes.

We are currently assessing our development and regulatory strategies and timing for the use of Increlex in diabetes. We have developed an integrated database of the results from the diabetes studies conducted by Genentech. We are analyzing these data to determine a diabetes patient population that may benefit from treatment with Increlex while minimizing the side effects observed in prior studies. This patient population may include diabetes patients with low IGF-1 levels or those in orphan diabetes indications.

Strategy

Our goal is to capitalize on the opportunities presented by Increlex and to develop and commercialize additional new products for the treatment of endocrine disorders. Key elements of our strategy for achieving these goals include:

Seek FDA approval of rhIGF-1 replacement treatment for Severe Primary IGFD.    We expect to submit our NDA to the FDA in March 2005. There is currently no approved drug product in the United States for the treatment of Severe Primary IGFD. As a result, we believe our submission will qualify for the FDA’s priority review.

Expand the Severe Primary IGFD indication to Primary IGFD.    Our goal is capitalize on the opportunities presented by Increlex for the treatment of short stature. If we receive FDA approval for Severe Primary IGFD, we intend to submit a supplemental NDA to expand the use of Increlex to encompass children with Primary IGFD. This will allow us to leverage our existing preclinical, clinical and manufacturing data from our NDA for Severe Primary IGFD. We believe this will expand the market for Increlex from the approximately 12,000 children with Severe Primary IGFD to encompass approximately 60,000 children with Primary IGFD, including Severe IGFD, in the United States and Western Europe. To support the supplemental NDA, in late 2004 we initiated a Phase IIIb clinical trial of Increlex in children with Primary IGFD.

Establish a U.S. sales and marketing organization.    We intend to develop a sales and marketing force to target the approximately 400 active U.S.-based pediatric endocrinologists who treat children with short stature. Because these pediatric endocrinologists are primarily hospital-based and concentrated in major metropolitan areas, we believe that a focused marketing organization and specialized sales force can effectively serve them. In addition, we intend to conduct continuing medical education programs, medical symposia, and regional speaker programs aimed at establishing awareness of Increlex in the physician community. We also intend to conduct post-marketing studies and establish a patient registry to provide further data on the safety and efficacy of Increlex. We acquired certain international rights to rhIGF-1 from Genentech and are evaluating our international commercialization strategy.

Develop Increlex for additional indications.    We intend to develop Increlex for those indications where preclinical or clinical data show significant promise as a potential treatment. These indications may include Adult IGFD and diabetes. We anticipate that the risks and time required to obtain FDA approval of Increlex for new disease indications may be reduced once Increlex is approved for our initial indication.

Broaden endocrinology portfolio based on our expertise.    We intend to pursue the development and commercialization of additional products for the treatment of significant unmet medical needs, principally endocrine disorders. We have an opportunistic approach to in-licensing products and product candidates. We are seeking to in-license products that may benefit from our expertise. We believe our scientific expertise in endocrinology may make us an attractive licensee. We actively maintain ongoing discussions with academic research institutions and other companies regarding preclinical and clinical development projects in the endocrinology area.

Genentech Relationship

We entered into a U.S. License and Collaboration Agreement with Genentech in April 2002, which was amended in July and November 2003. In addition, we entered into an International License and Collaboration

Agreement with Genentech in July 2003, which expands certain of the rights granted to us under the U.S. agreement to the remaining territories of the world outside of the United States. Under these agreements, we have certain rights and licenses to Genentech’s intellectual property to research, develop, use, manufacture and market rhIGF-1, alone or in combination with IGF binding protein-3, which we refer to in this document as IGFBP3, for a broad range of indications. The rights are exclusive with respect to our development and sale of rhIGF-1 and non-exclusive with respect to our manufacture of rhIGF-1. Indications not covered by our licenses from Genentech include diseases and conditions of the central nervous system. In addition, we need to enter into a written agreement with another company if we desire to commercialize rhIGF-1 for diabetes outside of the United States.

Under both the U.S. and International License and Collaboration Agreements with Genentech, Genentech agreed to transfer to us its preclinical and clinical data related to rhIGF-1. This includes data resulting from extensive animal testing as well as Phase I, Phase II and Phase III clinical trials with respect to rhIGF-1. In addition, under these agreements Genentech agreed to transfer its manufacturing technology and know-how to us. In consideration of this transfer, we paid Genentech $1.0 million in cash and approximately $4.1 million in Series A preferred stock upon execution of the United States License and Collaboration Agreement. We paid Genentech $1.7 million upon execution of the International License and Collaboration Agreement. We paid Genentech $1.3 million related to rights related to the license to Genentech’s rights to IGF-1 combined with IGFBP-3. We also agreed to pay to Genentech royalties on the sales of rhIGF-1 products and certain one-time payments upon the occurrence of specified milestone events, such as attaining rhIGF-1 indication approvals and aggregate sales levels with respect to rhIGF-1. In addition to the amounts already paid to Genentech, if we achieve all of the additional milestones for rhIGF-1 under the U.S. and International License and Collaboration Agreements, we will owe Genentech up to an aggregate of approximately $34 million. If we develop rhIGF-1 in combination with IGFBP-3, we would be subject to these same milestone events and, upon achievement of all of the milestones, would owe Genentech up to an additional aggregate of approximately $32.5 million. If we achieve all of these milestone events for both rhIGF-1 and for rhIGF-1 in combination with IGFBP3, we would owe Genentech an aggregate of approximately $66.5 million in milestone payments. Both agreements require us to fulfill certain obligations to maintain our licenses. These obligations include a requirement to use reasonable business efforts to develop and obtain approval for the products we have been licensed, and in particular, require us to use reasonable business efforts to file for regulatory approvals with the FDA by December 31, 2005 and an equivalent authority in either the European Union or Japan, by December 31, 2007 in each case, for growth hormone insensitivity syndrome, which we believe is substantially equivalent to Severe Primary IGFD. In the United States, we also are required to use the same efforts to file for regulatory approval with the FDA for diabetes or a substitute indication, subject to Genentech’s consent, by December 31, 2006. If we fail to use reasonable business efforts to meet our obligations under either agreement, Genentech may terminate that agreement and we would have no further rights to utilize the technology and intellectual property covered by that agreement to develop, manufacture and commercialize rhIGF-1 for any indications. This may prevent us from continuing our business.

Under the U.S. License and Collaboration Agreement, Genentech has exclusively licensed to us its right to develop and commercialize rhIGF-1 products in the United States for all indications other than diseases and conditions of the central nervous system. Genentech has a right, which we refer to as the Opt-In Right, to elect, within a limited period of time following an NDA-enabling clinical trial, to participate jointly with us in the development and commercialization of rhIGF-1 products we develop for diabetes indications and for all non-orphan indications. Orphan indications are generally diseases or conditions that affect fewer than 200,000 individuals in the United States. If Genentech elects to exercise its Opt-In Right for a particular indication, Genentech will pay us more than 50% of the past development costs associated with that indication, which would have a one-time positive impact on our operating results. In addition, after Genentech exercises its Opt-In Right for a particular indication, we would share with Genentech the ongoing net operating losses and profits resulting from the joint development and commercialization effort for that indication. Pursuant to this arrangement, we would fund less than 50% of such operating losses and we would receive less than 50% of any profits associated with any joint indication. In addition, if we elect to discontinue the development of rhIGF-1 products for diabetes or a substitute indication selected by us, subject to Genentech’s consent, Genentech has the right to assume development of such indication. Any substitute indication agreed to be Genentech, under the terms of the current agreement, must have a potential market greater than $250 million and not be an indication for the central nervous system. In such event, our rights under the agreement for such indication would terminate and Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products for diabetes, or if applicable the substitute indication, subject to an obligation to pay us milestone payments and/or royalties to be negotiated by Genentech and us in good faith on sales of these products.

With respect to those indications in the United States for which Genentech does not have an Opt-In-Right or for which Genentech has not exercised its Opt-In-Right to jointly develop and commercialize rhIGF-1, we have the final decision on disputes relating to development and commercialization of rhIGF-1. With respect to those indications in the United States for which Genentech has exercised its Opt-In-Right, or for which its Opt-In-Right has not expired or been waived by Genentech, Genentech has the final decision on disputes relating to development and commercialization of rhIGF-1.

Under the International License and Collaboration Agreement, Genentech has exclusively licensed to us its right to develop and commercialize rhIGF-1 products outside of the United States for all indications other than diseases and conditions of the central nervous system. In addition, we need to enter into a written agreement with another company if we desire to commercialize rhIGF-1 for diabetes outside of the United States. Unlike the U.S agreement, Genentech does not have the right to participate in any of our development or commercialization efforts for rhIGF-1 products outside of the United States.

Upon an uncured material breach of either the U.S. or International License and Collaboration Agreement, the non-breaching party may terminate the agreement. We also have the right to terminate either agreement at our sole discretion upon 60 days prior written notice to Genentech. If Genentech terminates either agreement because of our material breach, or if we terminate either agreement for any reason other than a material breach by Genentech, the rights and licenses granted to us under the respective agreement would terminate. In such event, Genentech would be granted a non-exclusive license under our rhIGF-1 intellectual property and technology to manufacture, use and sell rhIGF-1 products, subject to an obligation to pay us royalties on sales of these products to be negotiated by Genentech and us in good faith.

Manufacturing

We have a manufacturing and services agreement with Cambrex Bio Science Baltimore, Inc., or Cambrex Baltimore, for the manufacture and supply of bulk rhIGF-1. This agreement terminates in December 2008. Under this agreement, Cambrex Baltimore is obligated to provide us with up to 24 kilograms of rhIGF-1 per year, subject to the establishment and validation of the manufacturing process for rhIGF-1. We currently believe that this quantity will be sufficient to supply our expected requirements through at least 2008. We executed a Quality Agreement with Cambrex Baltimore in order to ensure that we maintain product quality, compliance with cGMP and oversight over all critical aspects of rhIGF-1 production, testing and release.

Our U.S. License and Collaboration Agreement with Genentech provides us with rights and access to Genentech’s manufacturing technology and documentation associated with Genentech’s manufacture and testing of rhIGF-1, including Genentech’s proprietary large-scale manufacturing process for producing bulk rhIGF-1. This includes production cell banks, production batch records, development reports, analytical methods and regulatory documents describing improvements and changes to the production process.

We have completed the transfer of Genentech’s proprietary manufacturing technology to our contract manufacturers and have established the process for high yield, commercial scale manufacturing. We have manufactured rhIGF-1 on a full-scale production basis according to cGMP and completed our manufacturing process validation conformance campaign.

In order to obtain FDA approval of our Increlex, we are required to conduct a comprehensive assessment program to demonstrate structural and functional comparability between the Genentech and Tercica rhIGF-1 products. In November 2003, we submitted a comparability plan for discussion with the FDA. We executed this plan in 2004 during the manufacturing and testing of full-scale production runs of rhIGF-1. The FDA accepted this plan for demonstration of product comparability as part of our NDA at our pre-NDA meeting, and we plan to submit the results as part of our NDA. Based on extensive testing, we currently believe that our rhIGF-1 is comparable to the rhIGF-1 previously manufactured by Genentech and are using this material in our current Phase III studies. If we fail to convince the FDA that we have established comparability of rhIGF-1, FDA approval will be delayed while we conduct additional testing.

We believe that there is an increasing acceptance by the FDA and European Medicines Evaluation Agency of a comparability-based assessment without the need to repeat clinical studies, if appropriate analytical methods are available to fully characterize the product. There can be no assurance, however, that such regulatory bodies will permit us to proceed with our marketing applications based solely on comparability-based laboratory assessments. There are a number of regulatory agency guidelines providing guidance to the industry on the demonstration of comparability for human therapeutic products. Specific FDA guidances enable manufacturers to assess changes to manufacturing processes based on the potential impact on final product safety and efficacy, to develop a comparability assessment program appropriate to the molecule, and to verify the impact of the changes.

Sales and Marketing

Our sales and marketing efforts will initially be focused on the market for endocrine growth disorders, targeting the approximately 400 pediatric endocrinologists practicing in the United States. Pediatric endocrinologists are the physicians who generally treat children with Severe Primary IGFD or Primary IGFD, our first two planned indications. Because these pediatric endocrinologists are primarily hospital-based and concentrated in major metropolitan areas, we believe that a focused marketing organization and specialized sales force can effectively serve them. We plan to conduct a variety of programs aimed at establishing awareness of Increlex in the physician community, in particular as a treatment for Severe Primary IGFD and Primary IGFD. These programs will include continuing medical education programs, symposiums, and regional speaker programs. In addition if Increlex is approved by the FDA, we plan to conduct post-marketing studies and establish a patient registry in order to provide further data on the safety and efficacy. We are evaluating our international commercialization strategy. As we develop Increlex for indications other than Severe Primary IGFD and Primary IGFD, we will evaluate expanding our sales and marketing efforts as appropriate.

Research and Development

Our capabilities are principally in developing and commercializing late-stage product candidates. We do not conduct any of our own preclinical laboratory research. However, we actively maintain ongoing discussions with academic research institutions and other companies regarding both IGF-1 and non-IGF-1 related projects in endocrinology. Our current product candidate, Increlex, is a late-stage product, and we intend to develop other potential indications for rhIGF-1. We will be conducting advanced Phase II and Phase III clinical trials, for which we may contract with third parties for support. Our research and development expenses were $20.3 million for the nine months ended September 30, 2004, $19.2 million for the year ended December 31, 2003, $2.0 million for the year ended December 31, 2002, $0.3 million for the nine months ended December 31, 2001, and $0.2 million for the six months ended March 31, 2001.

Patents and Proprietary Rights

Our policy is to enforce our licensed patents to the extent Genentech has granted us such rights, and protect our proprietary technology. We intend to continue to file U.S. and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business.

There can be no assurance that any of these patent applications will result in the grant of a patent either in the United States or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. Our success could depend, in part, on our ability to obtain additional patents, protect our proprietary rights and operate without infringing third party patents. We will be able to protect our licensed patents or proprietary technologies from unauthorized use by third parties only to the extent that such patents or proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and such third party does not have any valid defense.

We have licensed from Genentech their intellectual property rights, including patent rights and preclinical and clinical data, and manufacturing know-how, to develop and commercialize rhIGF-1 worldwide for a broad range of indications. Such U.S. patents expire between 2010 and 2020. Our U.S. patent No. 6,331,414 B1 licensed from Genentech is directed to methods for bacterial expression of rhIGF-1 and expires in 2018. We have no equivalent European patent. The European Patent Office has determined that the claims of Genentech’s corresponding European patent application are not patentable under European patent law in view of public disclosures made before the application was filed.

There has been increasing litigation in the biopharmaceutical industry with respect to the manufacture and sale of new therapeutic products. The validity and breadth of claims in biotechnology patents may involve complex factual and legal issues for which no consistent policy exists. In particular, the patent protection available for protein-based products, such as rhIGF-1, is highly uncertain and involves issues relating to the scope of protection of claims to gene sequences and the production of their corresponding proteins.

There can be no assurance that our licensed patents will not be successfully circumvented by competitors. In particular, we do not have patent composition coverage on the rhIGF-1 protein alone, and we are aware that Chiron Corporation has developed a process to manufacture rhIGF-1 using yeast expression, rather than bacterial expression and our manufacturing patent protection. In addition, the patent laws of foreign countries differ from those in the United States and the degree of protection afforded by foreign patents may be different from the protection offered by U.S. patents. Our competitors may obtain patents in the United States and Europe directed to methods for the manufacture or use of rhIGF-1 that may be necessary for us to conduct our business free from claims of patent infringement. We may not be able to license such patents on reasonable terms, if at all.

We may need additional intellectual property from other third parties to commercialize rhIGF-1 for diabetes. We cannot be sure that we will be able to obtain a license to any third party technology we may require to conduct our business.

In some cases, litigation or other proceedings may be necessary to defend against claims of infringement, to enforce patents licensed to us, to protect our know-how or other intellectual property rights or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial cost to us and diversion of our resources. We cannot be sure that any of our licensed patents will ultimately be held valid. An adverse outcome in any litigation or proceeding could subject us to significant liability.

For example, we initiated patent infringement proceedings against Avecia Limited and Insmed in the United Kingdom and against Insmed in the United States to enforce patent rights we licensed from Genentech. The United States action, among other things, alleges infringement of United States Patent No. 6,331,414 B1. We cannot predict the outcome of such litigation. Either or both of those actions could require a substantial diversion of financial and personnel resources in support of such actions and expose us to liability for costs or other awards of damages. If the court finds any of the patents at issue in those litigations, including United States Patent No. 6,331,414 B1, to be invalid or unenforceable, we would be prevented from enforcing such patents aginst third parties in the future, thus preventing us from using the affected patents to exclude others from competing with us. Declaratory judgments of invalidity against the patents asserted in such actions could prevent us from using the affected patents to exclude others from competing with us.

We generally enter into confidentiality agreements with our employees and consultants. Our confidentiality agreements generally require our employees and consultants to hold in confidence and not disclose any of our proprietary information. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

We have applied for registration of the trademarks “Increlex,” “Tercica” and the Tercica logo in the United States.

Competition

We are engaged in an industry that is intensely competitive and characterized by rapid technological progress. In each of our potential product areas, we face significant competition from large pharmaceutical, biotechnology and other companies. Most of these companies have substantially greater capital resources, research and development staffs, facilities and experience at conducting clinical trials and obtaining regulatory approvals. In addition, many of these companies have greater experience and expertise in developing and commercializing products.

We cannot predict the relative competitive position of Increlex if it is approved for use. However, we expect that the following factors will determine our ability to compete effectively: safety and efficacy; product price; ease of administration; and marketing and sales capability.

There is no drug in the United States or Europe approved as replacement therapy for the treatment of Severe Primary IGFD, Primary IGFD or Adult IGFD. We believe that rhIGF-1 is the only treatment that has been specifically shown to be useful in treating children with Severe Primary IGFD on a long-term basis. However, Insmed recently announced that it has submitted an NDA for a product containing rhIGF-1 in patients with GHIS. In addition, we are aware that Chiron has developed a process to manufacture rhIGF-1 using yeast expression, and has intellectual property with respect to that process. We use bacterial expression, which differs from yeast expression, to manufacture rhIGF-1.

Growth hormone may also be a competitive product for the treatment of some patients with Primary IGFD or Adult IGFD. Although patients with Primary IGFD and Adult IGFD are resistant to growth hormone, higher doses of growth hormone may be effective in these patients. The major suppliers of commercially available growth hormone are Genentech, Eli Lilly and Company, Novo Nordisk A/S, Pfizer Inc. and Serono A.S. In 2003, Eli Lilly and Company received FDA approval for its growth hormone, Humatrope, for the treatment of children with idiopathic short stature, or ISS. Children with Primary IGFD may be diagnosed as having ISS, which may cause growth hormone to be competitive with rhIGF-1. We believe that Novo Nordisk is conducting clinical trials for the use of its growth hormone in IGF-1 deficient patients.

In addition, we believe that Bristol-Meyers Squibb Company, Genentech, Merck & Co., Inc., Novo Nordisk A/S and Pfizer Inc. have previously conducted research and development of orally-available small molecules that cause the release of growth hormone, known as growth hormone secretagogues. We are not aware of any continued clinical development of these molecules by these companies. We believe that Rejuvenon Corporation has licensed certain rights to Novo Nordisk’s growth hormone secretagogues and is actively developing one of these compounds for use in cancer cachexia, a wasting disorder affecting some cancer patients.

Many companies are seeking to develop products and therapies for the treatment of diabetes. Our competitors include multinational pharmaceutical companies, specialized biotechnology firms, and universities and other research institutions.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our products. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions that could affect our potential products or us. Any failure by us to comply with regulatory requirements, to obtain and maintain regulatory approvals, or any delay in obtaining regulatory approvals could materially adversely affect our business.

The process required by the FDA before drugs may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug, or IND, application, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

•	FDA approval of an NDA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for rhIGF-1 will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. During preclinical studies, laboratory and animal studies are conducted to show biological activity of the drug candidate in animals, both healthy and with the targeted disease. Also, preclinical tests evaluate the safety of drug candidates. Preclinical tests must be conducted in compliance with good laboratory practice regulations. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

Prior to commencing a clinical trial, we must submit an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an independent institutional review board at the medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap:

•	Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

•	In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

The FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Concurrent with clinical trials and preclinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop methods for testing the quality, purity, and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, and results of chemical studies are submitted to the FDA as part of an NDA requesting approval to market the product. We intend to file our NDA for Increlex electronically. We have discussed the format of such filing with the appropriate FDA officials and do not foresee any significant risk with regard to our use of such application or FDA rejection of the application on this ground. However, the FDA could disagree. The FDA reviews all NDAs submitted before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The submission of an NDA is subject to user fees, but a waiver of such fees may be obtained. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products, which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

The FDA has established priority and standard review classifications for original NDAs and efficacy supplements. Priority review applies to the time frame for FDA review of completed marketing applications and is separate from and independent of orphan drug status and the FDA’s fast track and accelerated approval mechanisms. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing NDAs upon receipt and throughout the FDA application review process. In response to a request from Tercica, the FDA declined to grant Increlex fast-track status. In a pre-NDA meeting, however, the FDA indicated that it is at this time in favor of granting priority review for Increlex and will make a final decision on the issue at the time of the filing of the NDA. There can be no assurance that the FDA will grant Increlex priority review however.

The classification system sets the target date for the completion of FDA review and for taking action to approve or not approve an NDA after its acceptance for filing. If the priority review designation criteria are not met, standard review procedures apply. Under the Prescription Drug User Fee Amendments of 2002, the FDA’s performance goals for fiscal years 2003-2007 involve reviewing 90% of priority applications within six months of filing and 90% of standard applications within ten months of filing.

Priority designation applies to new drugs that have the potential for providing significant improvement compared to marketed products in the treatment or prevention of a disease. Hence, even if an NDA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy.

We believe that our NDA for Severe Primary IGFD, if accepted for filing by the FDA, may qualify for priority review because there currently is no approved therapy for that indication. Such priority review status might not be available or remain available if, for example, another product were to be approved for Severe Primary IGFD or comparable indication either before our NDA is accepted for filing or during the FDA’s review of our NDA.

We cannot guarantee that the FDA will grant a request for priority review designation or will permit expedited development, accelerated approval, or treatment use of any product. We also cannot guarantee that if such statutory or regulatory provisions apply to our products, that they will necessarily affect the time period for FDA review or the requirements for approval. Additionally, the FDA’s approval of drugs can include restrictions on the product’s use or distribution, such as permitting use only for specified medical procedures, limiting distribution to physicians or facilities with special training or experience, or requiring presubmission of advertising and promotional materials.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or new diseases for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals for rhIGF-1 could harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the pharmaceutical cGMP regulations and other FDA regulatory requirements.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of rhIGF-1. We cannot predict the likelihood, nature or extent of adverse governmental regulation, which might arise from future legislative or administrative action, either in the United States or abroad.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. This exclusivity, however, also could block the approval of our product for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product is determined to be contained within the competitor’s product for the same indication or disease. We intend to file for orphan drug designation for those rhIGF-1 diseases that meet the criteria for orphan exclusivity and have received orphan drug designation for Increlex for the indication of GHIS. There is no guarantee that we will be awarded orphan exclusivity for any of our products or indications. Obtaining FDA approval to market a product with orphan drug exclusivity may not provide us with a material commercial advantage.

The FDA Modernization Act of 1997 included a pediatric exclusivity provision that was extended by the Best Pharmaceuticals for Children Act of 2002. Pediatric exclusivity is designed to provide an incentive to manufacturers for conducting research about the safety of their products in children. Pediatric exclusivity, if granted, provides an additional six months of market exclusivity in the United States for new or currently marketed drugs. Under Section 505a of the Federal Food, Drug, and Cosmetic Act, six months of market exclusivity may be granted in exchange for the voluntary completion of pediatric studies in accordance with an FDA-issued “Written Request.” The FDA may issue a Written Request for studies on unapproved or approved indications, where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may produce health benefits in that population. We have not requested or received a Written Request for such pediatric studies, although we may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, we would have to receive a Written Request from the FDA, conduct the requested studies, and submit reports of the studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles. There is no guarantee that the FDA will issue a Written Request for such studies or accept the reports of the studies. We believe our current plans to study rhIGF-1 in children could make rhIGF-1 eligible for the additional six months of pediatric exclusivity, although there can be no assurances that FDA will grant such additional exclusivity. The current pediatric exclusivity provision is scheduled to end on October 1, 2007 and there can be no assurances that it will be reauthorized.

Reimbursement

Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. We anticipate third-party payors will provide reimbursement for Increlex. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of our products. The MMA also introduced a new reimbursement methodology, part of which went into effect in 2004. At this point, it is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Employees

As of December 31, 2004, we had 60 full-time employees. Of the full-time employees, 29 were engaged in product development and 31 were engaged in selling, general and administrative positions. We believe that our employee base will need to grow rapidly in order to execute our development and commercialization plans for rhIGF-1. We believe our relations with our employees are good.

Facilities

Our facilities consist of approximately 22,000 square feet of office space located in South San Francisco, California that is leased to us until June 2005. We currently have no option to renew this lease. We have no laboratory or research facilities. We believe that our current facilities will not be adequate for our near-term needs but that suitable additional space is currently available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

On December 20, 2004, we initiated patent infringement proceedings against Avecia Limited and Insmed Incorporated as co-defendants in the High Court of Justice (Chancery Division Patents Court) in the United Kingdom. In these proceedings, we allege that the activities of Insmed Incorporated and/or Avecia Limited related to the manufacture, use and/or sale of a product containing rhIGF-1, or the Somatokine product candidate, and/or its associated drug substance for the treatment of GHIS in the United Kingdom infringe European Patent No. 0 571 417 of Genentech. We hold a license under Genentech’s rights to European Patent No. 0 571 417.

On December 23, 2004, we with Genentech initiated patent infringement proceedings against Insmed Incorporated in the United States District Court for the Northern District of California. In these proceedings, we and Genentech allege that the activities of Insmed Incorporated related to the manufacture, use, and importation of the Somatokine product and/or its associated drug substance in the United States and the activities of Insmed Incorporated related to its preparation for commercialization of the Somatokine product in the treatment of GHIS in the United States infringe and/or will infringe U.S. Patent Nos. 5,187,151 and 6,331,414 of Genentech. We hold a license under Genentech’s rights to U.S. Patent Nos. 5,187,151 and 6,331,414.

We cannot predict the outcome of our litigation against Avecia Limited and Insmed Incorporated in the United Kingdom or the outcome of our litigation against Insmed Incorporated in the United States. Moreover, we cannot predict the cost of such litigation, which may require a substantial diversion of our financial assets and other resources and consequently prevent us from allocating sufficient resources to the development of our rhIGF-1 programs, and which may have a material adverse effect on our business. In addition, if the outcome of our litigation in the United Kingdom is not favorable to us, we are likely to be found liable for the opposing parties’ costs incurred in connection with the litigation, and we could be found liable for an award of additional damages to the opposing parties if the court decides that our claims of patent infringement are without sufficient merit or not pursued in good faith. If in our litigation in the United States, the court decides Insmed Incorporated prevails, and Insmed Incorporated establishes by clear and convincing evidence that the case is exceptional (e.g., our claims of patent infringement were not pursued in good faith), we could be liable for an award of the opposing party’s costs and legal fees incurred in connection with the litigation and/or an award of other damages. Any such award or awards to the opposing party or parties could substantially increase our costs and exacerbate the negative impact that an unfavorable outcome in the case(s) could have on our business. Further, it is not uncommon in cases of this kind for a defendant to assert counterclaims, which could significantly increase our costs, potential liability for damages, and other risks arising from these lawsuits, and a court could find us liable for any such damages caused by Genentech as well.

In both our litigation in the United States and our litigation in the United Kingdom, it is likely that the opposing party or parties will challenge the validity of the patent or patents asserted in such actions. Even if we voluntarily drop our claims of patent infringement in our litigation in the United States and/or the United Kingdom, the opposing party or parties may pursue counterclaims for a declaratory judgment of invalidity against the asserted patent or patents in such action(s). If in our litigation in the United States the court awards a declaratory judgment finding invalid one or more of the claims of U.S. Patent No. 5,187,151 and/or one or more of the claims of U.S. Patent No. 6,331,414, and if the court’s finding of invalidity in such declaratory judgment is upheld in whole or in part on appeal or if no appeal is taken, we would be unable to exclude others from using the affected claim or claims in the United States, which may decrease our ability to generate significant revenue from our rhIGF-1 programs and/or render any further development and commercialization of rhIGF-1 commercially infeasible for us. If in our litigation in the United Kingdom, the court awards a declaratory judgment finding invalid one or more of the claims of European Patent No. 0 571 417, and if the court’s finding of invalidity in such declaratory judgment is upheld in whole or in part on appeal or if no appeal is taken, we would be unable to exclude others from using the affected claim or claims in the United Kingdom, and any such finding of invalidity may have a similar adverse impact on the enforceability of the affected claim or claims in one or more of the other European countries in which European Patent No. 0 571 417 would otherwise be in force, which may decrease our ability to generate significant revenue from our rhIGF-1 programs and/or render any further development and commercialization of rhIGF-1 commercially infeasible for us.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, key employees and directors as of January 14, 2005:

Executive Officers	Age	Position(s)
John A. Scarlett, M.D.	53	President, Chief Executive Officer and Director
Ross G. Clark, Ph.D.	53	Chief Technical Officer and Director
Thomas H. Silberg	58	Chief Operating Officer
Timothy P. Lynch	34	Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration
Stephen N. Rosenfield	55	Senior Vice President of Legal Affairs, General Counsel and Secretary
Thorsten von Stein, Ph.D.	43	Chief Medical Officer
Andrew Grethlein, Ph.D.	40	Vice President, Manufacturing
Michael Parker	52	Vice President, Quality

Key Employees
George Bright, M.D.	57	Vice President and Medical Director, Endocrinology
Ira Wallis, Ph.D.	55	Vice President, Regulatory Affairs
Susan Wong	42	Vice President, Finance and Controller
Carl H. Worrell	47	Vice President, Sales and Marketing

Directors
Alexander Barkas, Ph.D.	57	Chairman of the Board
Karin Eastham	55	Director
Dennis Henner, Ph.D.	53	Director
Wayne T. Hockmeyer, Ph.D.	60	Director
Olle Isaksson, M.D., Ph.D.	61	Director
Mark Leschly	36	Director
David L. Mahoney	50	Director

Executive Officers

John A. Scarlett has served as our President and Chief Executive Officer and as a member of our board of directors since February 2002. From March 1993 to May 2001, Dr. Scarlett served as President and Chief Executive Officer of Sensus Drug Development Corporation, a development stage pharmaceutical company. In 1995, he co-founded Covance Biotechnology Services, Inc., a biotechnology contract manufacturing company, and served as a member of its board of directors from inception to 2000. From 1991 to 1993, Dr. Scarlett headed the North American Clinical Development Center and served as Senior Vice President of Medical and Scientific Affairs at Novo Nordisk Pharmaceuticals, Inc., a wholly owned subsidiary of Novo Nordisk A/S, a pharmaceutical company. From 1985 to 1990, Dr. Scarlett served as Vice President, Clinical Affairs and headed the clinical development group at Greenwich Pharmaceuticals, Inc., a pharmaceutical company. From 1982 to 1985, Dr. Scarlett served as Associate Director and, subsequently, as Director, of Medical Research and Services at Ortho-McNeil Pharmaceuticals, a wholly owned subsidiary of Johnson & Johnson. Dr. Scarlett received his B.A. degree in chemistry from Earlham College and his M.D. from the University of Chicago, Pritzker School of Medicine.

Ross G. Clark has served as our Chief Technical Officer since May 2002 and as a member of our board of directors since December 2001. From December 2001 to August 2003, Dr. Clark served as Chairman of our board of directors. From December 2001 to February 2002, Dr. Clark served as our Chief Executive Officer and

President. Dr. Clark founded Tercica Limited, our predecessor company in New Zealand, in September 2000. Since September 1997, Dr. Clark has served as Professor of Endocrinology at the University of Auckland. From October 1997 to January 2000, Dr. Clark served as Chief Scientist for NeuronZ Limited, a New Zealand biotechnology company. In July 1999, Dr. Clark served as a board member of ViaLactia Biosciences (NZ) Ltd, a biotechnology subsidiary of the New Zealand Dairy Board. From 1990 to 1997, Dr. Clark served as a senior scientist for Genentech, Inc., a biotechnology company. Dr. Clark received his B.Sc., Dip.Sci. and Ph.D. degrees in veterinary physiology from Massey University, New Zealand.

Thomas H. Silberg has served as our Chief Operating Officer since April 2004. From June 2003 to April 2004, Mr. Silberg was an independent consultant. From January 2000 to May 2003, Mr. Silberg served as Executive Vice President and Chief Operating Officer at Ligand Pharmaceuticals, Inc., a pharmaceutical company. From 1972 to 2000, Mr. Silberg served in positions of increasing responsibilities at Roche Pharmaceuticals, a pharmaceutical corporation. From 1995 to January 2000, Mr. Silberg served as Vice President of Business Operations at Roche Pharmaceuticals. From 1988 to 1994, Mr. Silberg served as Vice President of Health Systems Management for Roche Pharmaceuticals. From 1985 to 1988, Mr. Silberg served as Assistant Vice President and Director of Marketing Research of Roche Pharmaceuticals. Mr. Silberg received his B.S. degree in marketing and advertising from the University of Minnesota.

Timothy P. Lynch has served as our Treasurer since November 2003 our Chief Financial Officer and our Senior Vice President, Finance and Administration since October 2002. From November 1999 to June 2002, Mr. Lynch served as Chief Financial Officer of InterMune, Inc., a biopharmaceutical company. From July 1999 to October 1999, he served as Director of Business Development at ePhysician Inc., a provider of electronic services for physicians. From August 1997 to July 1999, Mr. Lynch served as Director of Strategic Planning and as a pharmaceutical sales representative at Elan Corporation, plc, a pharmaceutical company. From 1993 to 1995, Mr. Lynch served as an investment banker for Goldman, Sachs & Co. From 1992 to 1993, Mr. Lynch served as an investment banker for Chase Securities, Inc. Mr. Lynch received his B.A. degree in economics from Colgate University and his M.B.A. from the Harvard Graduate School of Business.

Stephen N. Rosenfield has served as our Senior Vice President of Legal Affairs, General Counsel and Secretary since July 2004. From February 2003 to May 2004, Mr. Rosenfield served as Executive Vice President of Legal Affairs, General Counsel and Secretary of InterMune, Inc., a biopharmaceutical company. From February 2000 to February 2003, Mr. Rosenfield served as Senior Vice President of Legal Affairs, General Counsel and Secretary of InterMune, Inc. From February 1996 to March 2000, Mr. Rosenfield was as an attorney at Cooley Godward LLP and served as outside counsel for biotechnology and technology clients. Mr. Rosenfield received his B.S. degree from Hofstra University and his J.D. degree from Northeastern University School of Law.

Thorsten von Stein has served as our Chief Medical Officer since January 2005. From August 2003 to January 2005, Dr. von Stein served as Chief Medical Officer at NeurogesX, Inc., a pharmaceutical company. From December 2001 to July 2003, Dr. von Stein served as Vice President, Clinical Development at Neurogesx. From 1994 to 2001, Dr. von Stein held positions of increasing responsibility in medical research, global clinical development and project management for Roche Palo Alto and F. Hoffman-La Roche AG in Basel, Switzerland. Mr. von Stein served as Director of Medical Research at Roche Palo Alto from 1998 to December 2001. Dr. von Stein received his M.D. degree from Munich University, Germany, and his Ph.D. degree in computer science from the University of Hamburg, Germany.

Andrew Grethlein has served as our Vice President, Manufacturing since April 2003. From December 2000 to April 2003, Dr. Grethlein served as Senior Director, South San Francisco Operations for Elan Corporation, plc, a pharmaceutical company. From November 1998 to December 2000, he served as Director, Biopharmaceutical Operations for Elan Corporation, plc. From 1997 to November 1998, Dr. Grethlein served as Associate Director, Neurotoxin Production for Elan Corporation, plc. From 1995 to 1997, Dr. Grethlein served as Manager, Biologics Development and Manufacturing for Athena Neurosciences, Inc., a biotechnology company. From

1991 to 1995, Dr. Grethlein served in various engineering positions for Michigan Biotechnology Institute, a non-profit technology research and business development corporation, and its wholly-owned subsidiary, Grand River Technologies, Inc. Dr. Grethlein received his B.S. degree in biology from Bates College and his Ph.D. in chemical engineering from Michigan State University.

Michael Parker has served as our Vice President, Quality since February 2003. From July 2001 to July 2002, Mr. Parker served as Vice President of Quality for the Biological Products Division of Bayer Corporation, a pharmaceutical company. From January 1999 to June 2001, he served as Bayer Corporation’s Director of Quality Assurance. From July 1997 to January 1999, Mr. Parker served as Head of Quality Affairs, United Kingdom for Medeva Pharma Ltd, a pharmaceutical company. From 1993 to 1997, Mr. Parker served in various capacities for Medeva Pharma Ltd, including Head of Quality, Quality Assurance Group Manager and Technical Group Manager. From 1990 to 1993, Mr. Parker served as Quality Assurance Manager for Centocor BV, a pharmaceutical company. Mr. Parker received his B.Sc. degree in microbiology and biochemistry from the University of Glasgow.

Key Employees

George Bright has served as our Vice President, Clinical Affairs since June 2003. From April 1999 to June 2003, Dr. Bright served as Director of Growth Hormone Clinical Research at Novo Nordisk Pharmaceuticals Inc., a subsidiary of Novo Nordisk A/S, a pharmaceutical company. From July 1989 to December 1998, he served as a pediatric endocrinologist at Nemours Children’s Clinic. From 1982 to 1989, Dr. Bright served as a pediatric endocrinologist at the Medical University of South Carolina. Dr. Bright received his B.S. degree in biochemistry from Southern Connecticut State College and his M.D. from the University of Connecticut Medical School.

Ira Wallis has served as our Vice President, Regulatory Affairs since March 2003. From May 2001 to January 2003, he served as Senior Director and Head of Regulatory Affairs at Dynavax Technologies Corporation, a biopharmaceutical company. From July 1996 to April 2001, he served as Director and Head of Regulatory Affairs and lead regulatory representative for the drug portion of a combination drug/device pathogen inactivated blood product at Cerus Corporation, a medical systems and biopharmaceutical company. From 1990 to 1996, Dr. Wallis served as Associate Director and Manager of Regulatory Affairs at Genentech, Inc. From 1987 to 1989, Dr. Wallis served as Manager of Regulatory Affairs for Sandoz Pharmaceutical Corporation, now Novartis AG, a pharmaceutical company. Dr. Wallis received his B.A. degree in zoology from American International College and his Ph.D. in neurophysiology from the State University of New York, Buffalo.

Susan Wong has served as our Vice President, Finance and Controller since January 2004. From November 2001 to December 2003, Ms. Wong was an independent financial services consultant. From August 2000 to October 2001, she served as Senior Vice President and Corporate Controller at innoVentry Corp., a privately-held provider of fee-based financial services. From September 1993 to July 2000, Ms. Wong served as Vice President and Corporate Controller at Ocular Sciences, Inc., a publicly-held manufacturer and distributor of soft contact lenses. From September 1989 to 1993, Ms. Wong served as Director of Corporate Accounting and Financial Reporting, Planning & Analysis at Vanstar, Inc., a computer reseller. Ms. Wong held various positions in the audit group at Coopers & Lybrand from August 1985 to August 1989. Ms. Wong is a Certified Public Accountant, and received her B.S. degree in finance and accounting from University of California, Berkeley.

Carl H. Worrell has served as our Vice President, Sales and Marketing since October 2003. From March 2003 to October 2003, Mr. Worrell served as Director of Marketing for Schering-Plough Corporation, a pharmaceutical company. From November 1999 to March 2002, Mr. Worrell served as Senior Director, Endocrine Care for Pharmacia Corp., USA, a pharmaceutical company. From 1997 to November 1999, he served as National Sales Director for Pharmacia Corp., USA. From 1995 to 1997, Mr. Worrell served as Vice President, Sales and Marketing for Pharmacia & Upjohn, Inc., Canada. Mr. Worrell received his B.A. degree in philosophy from Dartmouth College.

Directors

Alexander Barkas has served as Chairman of our board of directors since August 2003 and has served as a member of our board of directors since May 2002. Since June 1997, Dr. Barkas has served as a managing member of Prospect Management Co., LLC, a venture capital management company. From 1991 to 1997, he was a partner at Kleiner Perkins Caufield & Byers, a venture capital management company. From 1994 to 1995, he served as Chairman of the board of directors of Connetics Corporation, a pharmaceutical company. From 1993 to 1994, Dr. Barkas also served as Chief Executive Officer and President of Connetics Corporation. Dr. Barkas served as Chief Executive Officer of Geron Corporation, a biotechnology company, from 1992 to 1993 and has been Geron Corporation’s Chairman of the board of directors since 1993. From 1989 to 1991, Dr. Barkas was a founder and served as the Chief Executive Officer of BioBridge Associates, a health care consulting firm. He currently serves as a director for Connetics Corporation and Geron Corporation. Dr. Barkas received his B.A. degree in biology from Brandeis University and his Ph.D. in biology from New York University.

Karin Eastham has served as a member of our board of directors since December 2003. Since May 2004, Ms. Eastham has been Executive Vice President and Chief Operating Officer of The Burnham Institute, Inc., a not for profit research institute. From May 1999 to May 2004, Ms. Eastham was Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa Corporation, a publicly-held genomic technology company. From April 1997 to April 1999, Ms. Eastham served as Vice President, Finance and Administration and Chief Financial Officer of CombiChem, Inc., a computational chemistry company. From October 1992 to April 1997, Ms. Eastham served as Vice President, Finance and Administration and Chief Financial Officer of Cytel Corporation, a biopharmaceutical company. She currently serves as a director of Illumina Inc., a biotechnology company. Ms. Eastham received her B.S. degree and her M.B.A. from Indiana University. Ms. Eastham is a Certified Public Accountant.

Dennis Henner has served as a member of our board of directors since May 2002. Since October 2001, Dr. Henner has been a general partner at MPM Capital L.P., a venture capital management company. From May 2001 to October 2001, Dr. Henner was a venture partner at MPM Capital L.P. From May 1998 to February 2001, he served as Senior Vice President of Research and a member of the executive, product review and research development committees for Genentech, Inc., a biotechnology company. From April 1996 to May 1998, Dr. Henner served as Vice President of Research for Genentech, Inc. Dr. Henner is currently a director of Rigel Pharmaceuticals, Inc., a biotechnology company. He received his B.A. degree in life sciences and his Ph.D. in microbiology from the University of Virginia.

Wayne T. Hockmeyer has served as a member of our board of directors since July 2003. Since July 2002, he has served as President of MedImmune Ventures, Inc., a wholly owned subsidiary of MedImmune, Inc., a biotechnology company he founded in April 1988. Since May 1993, Dr. Hockmeyer has served as the Chairman of the board of directors of MedImmune, Inc. From April 1988 to October 2000, he served as Chief Executive Officer of MedImmune, Inc. From 1986 to 1988, Dr. Hockmeyer served as Vice President of Research and Development for Praxis Biologics Inc., a biotechnology company. From 1980 to 1986, he served as Chairman of the Department of Immunology at the Walter Reed Army Institute of Research and from 1966 to 1986, he served as a commissioned officer in the U.S. Army. Dr. Hockmeyer currently serves on the board of directors for GenVec, Inc., MedImmune, Inc., Advancis Pharmaceutical Corporation, and Idenix Pharmaceuticals, Inc., each a biotechnology company. He is also a member of the Maryland Economic Development Commission. Dr. Hockmeyer received his B.S. from Purdue University and his Ph.D. from the University of Florida.

Olle Isaksson has served as a member of our board of directors since December 2001. Dr. Isaksson has served as Chairman and Chief Physician, Department of Internal Medicine since October 1997 and a professor of endocrinology since October 1989 at Sahlgrenska University Hospital in Gôteborg, Sweden. Dr. Isaksson currently serves on the board of directors for CAPIO AB, a public health care services company, as well as Havsfrun AB, an investment company. Dr. Isaksson received his Ph.D. degree in physiology and M.D. from the University of Gôteborg.

Mark Leschly has served as a member of our board of directors since July 2003. Since July 1999, Mr. Leschly has been a managing partner with Rho Capital Partners, Inc., an investment and venture capital management company. From 1994 to July 1999, Mr. Leschly was an associate and then a general partner of Healthcare Ventures L.L.C., a venture capital management company. From 1991 to 1993, Mr. Leschly served as a consultant for McKinsey & Company, a management consulting company. Mr. Leschly is currently a director of Diversa Corporation, a biotechnology company, Senomyx, Inc., a biotechnology company, and NitroMed, Inc., a biotechnology company. He received his B.A. degree in history from Harvard University and his M.B.A. from the Stanford Graduate School of Business.

David L. Mahoney has served as a member of our board of directors since October 2004. Mr. Mahoney served as co-Chief Executive Officer of McKesson HBOC, Inc., a supply, information and care management products and services company, and Chief Executive Officer of iMcKesson LLC, a healthcare information and connectivity company, from July 1999 to February 2001. He joined McKesson Corporation in 1990 as Vice President for Strategic Planning. From 1981 to 1990, Mr. Mahoney was a principal with McKinsey & Company, a management consultant company. Mr. Mahoney also serves on the Board of Directors of Corcept Therapeutics, a pharmaceutical company, and Symantec Corporation, an information and security software and applications company. Mr. Mahoney has a B.A. degree in English from Princeton University and an M.B.A from Harvard University.

Officers are appointed by the board of directors and serve at the board’s discretion.

Board of Directors

Our restated certificate of incorporation and bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Nine directors are currently authorized. Our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors are Ross G. Clark, Olle Isaksson and David Mahoney, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors are Alexander Barkas, Dennis Henner and Mark Leschly, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors are Wayne T. Hockmeyer, John A. Scarlett and Karin Eastham and their terms will expire at the annual meeting of stockholders to be held in 2007.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, which have the composition and responsibilities described below:

Audit Committee

Our audit committee is comprised of Dr. Hockmeyer, Ms. Eastham and Mr. Mahoney, each of whom is an independent member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements concerning membership on our audit committee of The Nasdaq Stock Market, Inc. and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to Tercica. Our audit committee is responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	appointing independent auditors to audit our financial statements;

•	overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor’s qualifications, independence and performance, and (d) our internal accounting and financial controls;

•	overseeing compliance with our Code of Business Conduct and Ethics for our directors, officers and other employees relating to matters of internal accounting controls, disclosure controls or auditing matters;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	providing the board with the results of its monitoring and recommendations; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Compensation Committee

Our compensation committee is comprised of Drs. Henner and Hockmeyer and Mr. Leschly, each of whom is an independent member of our board of directors. Each member of our compensation committee is an “outside” directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. Our compensation committee is responsible for, among other things:

•	reviewing for our chief executive officer and reviewing and approving our other executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, and (e) any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to the board regarding the compensation policy for such other officers as directed by the board;

•	reviewing and making recommendations to the board regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	preparing a report to be included in our annual proxy statement which describes: (a) the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee’s executive compensation policies applicable to executive officers; and

•	acting as administrator of our current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other plans proposed for adoption.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is comprised of Drs. Barkas and Isaksson and Mr. Leschly, each of whom is a non-employee member of our board of directors. Our corporate governance and nominating committee is responsible for, among other things:

•	reviewing board structure, composition, and practices, and making recommendations on these matters to the board;

•	reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board; and

•	overseeing compliance with our Code of Business Conduct and Ethics for our directors, officers and other employees relating to matters other than internal accounting controls, disclosure controls or auditing matters.

Director Compensation

Prior to our initial public offering in March 2004, we did not pay any cash compensation to our directors, except for Karin Eastham, to whom we paid $1,875 prior to our initial public offering. We currently pay our non-employee directors $15,000 per year, $2,000 for each meeting attended in person and $1,000 for each meeting attended by telephone. We will also pay the members, other than the chair, of each committee an additional $1,000 per meeting and the chair of each committee an additional $2,000 per meeting. With regard to Dr. Hockmeyer’s services, this compensation is paid directly to MedImmune Ventures, Inc. On January 8, 2004, we granted to our Chairman of the Board an option to purchase 33,750 shares of our common stock and each of our other current non-employee directors, other than Dr. Hockmeyer whose option was issued to MedImmune Ventures, Inc., an option to purchase 22,500 shares of our common stock. Each of these options shall vest in three equal installments on each one-year anniversary date of the date of grant until all shares subject to the option are vested in full, subject to the optionee’s continued status as a director or, in the case of MedImmune Ventures, Inc.’s grant, the continued status of Dr. Hockmeyer as a director. Under our 2004 Stock Plan, any new non-employee director joining our board will receive an option to purchase 22,500 shares of our common stock, and each non-employee director will receive an annual option grant to purchase 11,250 shares, or 22,500 shares for a non-employee director who also is the Chairman of the Board, of common stock thereafter. See the “Employee Benefits Plans—2004 Stock Plan” section for a further description of our 2004 Stock Plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

The following table provides information for 2004 regarding compensation awarded, paid, or earned by our Chief Executive Officer and our four next most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of 2004. We refer to these persons elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

		Annual Compensation						Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus			Other Annual Compensation		Restricted Stock Awards		Securities Underlying Options	All Other Compensation(19)
John A. Scarlett, M.D. (1) President and Chief Executive Officer	2004 2003 2002	$305,000 280,000 247,085	$	— — —		$56,296 52,258 31,982	(2) (3) (4)	— — —	(5)	— 87,500 514,852	$420 136 —

Thomas H. Silberg (6) Chief Operating Officer	2004 2003 2002	218,590 — —		50,000 — —	(6)	63,743 — —	(7)	— — —		300,000 — —	245 — —

Timothy P. Lynch (8) Chief Financial Officer and Treasurer	2004 2003 2002	235,000 235,000 55,436		— — —		4,011 3,155 —	(9) (10)	— — —		— 87,500 178,091	420 136 —

Ross G. Clark, Ph.D. (11)(12) Chief Technical Officer	2004 2003 2002	225,000 225,000 134,835		— — 21,120		12,372 17,530 18,775	(13) (14) (15)	— — —		— 37,500 25,347	420 136 —

Michael Parker (16) Vice President of Quality	2004 2003 2002	225,000 196,010 —		— 50,000 —		6,679 21,939 —	(17) (18)	— — —		— 75,000 —	420 136 —

(1)	In February 2002, Dr. Scarlett joined us as President and Chief Executive Officer and Dr. Scarlett’s annualized salary was $280,000. Dr. Scarlett’s annualized salary was increased to $330,000 effective July 2004. Dr. Scarlett may have earned a bonus in 2004, which is not yet calculable.

(2)	Includes $24,000 related to housing, $11,395 related to travel incentives, $20,901 related to health and dental benefits.

(3)	Includes $21,600 related to housing, $12,676 related to travel incentives, $17,982 related to health and dental benefits.

(4)	Includes $14,700 related to housing, $8,883 related to travel incentives, $6,386 related to health and dental benefits, $1,210 related to relocation costs and $803 related to the payment of taxes for such relocation costs.

(5)	In February 2002, Dr. Scarlett purchased 328,158 shares of common stock at a purchase price of $0.00625 per share pursuant to his employment agreement. See “Employment Agreements—John A. Scarlett, M.D.”

(6)	In April 2004, Mr. Silberg joined us as Chief Operating Officer. Mr. Silberg’s annualized salary is $310,000. Mr. Silberg was also paid a signing bonus of $50,000, which must be returned to us, pro-rata, if Mr. Silberg is not employed by us on October 19, 2005. Mr. Silberg may have earned a bonus in 2004, which is not yet calculable.

(7)	Includes $63,000 related to housing, $743 related to health and dental benefits.

(8)	In October 2002, Mr. Lynch joined us as Chief Financial Officer. Mr. Lynch’s annualized salary is $235,000. Mr. Lynch may have earned a bonus in 2004, which is not yet calculable.

(9)	Includes $4,011 of health and dental benefits.

(10)	Includes $1,000 related to travel incentives, $2,155 related to health and dental benefits.

(11)	In May 2002, Dr. Clark joined us from Tercica Limited, our predecessor company in New Zealand, as Chief Technical Officer. Dr. Clark’s annualized salary is $225,000. Dr. Clark may have earned a bonus in 2004, which is not yet calculable.

(12)	In January 2002, Dr. Clark received an additional $6,471 as salary from Tercica Limited.

(13)	Includes $5,585 related to travel incentives, $6,787 related to health and dental benefits.

(14)	Includes $9,005 related to travel incentives, $8,525 for health and dental benefits.

(15)	Includes $15,753 related to housing and $3,022 related to health and dental benefits.

(16)	In February 2003, Mr. Parker joined us as Vice President, Quality. Mr. Parker’s annualized salary is $225,000. Mr. Parker received a signing bonus of $50,000, of which $25,000 must be returned to us if Mr. Parker is not employed by us on February 19, 2005. Mr. Parker may have earned a bonus in 2004, which is not yet calculable.

(17)	Includes $6,679 related to health and dental benefits.

(18)	Includes $16,000 related to travel incentives, $5,939 related to health and dental benefits.

(19)	Represents life insurance premiums.

Stock Option Grants in 2004

The following table provides information concerning stock option grants to each of our named executive officers during 2004:

Stock Option Grants in 2004

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
					5%	10%
John A. Scarlett, M.D.	—	—	—	—	—	—
Thomas H. Silberg(1)	300,000	23.4%	$11.19	4/28/2014	$2,111,199	$5,350,193
Timothy P. Lynch	—	—	—	—	—	—
Ross G. Clark, Ph.D.	—	—	—	—	—	—
Michael Parker	—	—	—	—	—	—

(1)	One-fourth of the shares subject to Mr. Silberg’s stock option vest one year after the vest date, and 1/48th of the remaining shares subject to Mr. Silberg’s stock option vest each month thereafter and may be early exercised by Mr. Silberg.

The percentage shown under “Percent of Total Options Granted to Employees in 2004” is based on an aggregate of 1,282,500 options granted to our employees during 2004. This number does not include 24,000 options granted to consultants during 2004.

The exercise price per share of Mr. Silberg’s stock option was equal to the closing price of our common stock on the grant date. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of stock subject to the stock option by the closing price on the date of grant;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

Aggregated Option Exercises in 2004 and December 31, 2004 Option Values

The following table provides information regarding the exercise of stock options in 2004 by the named executive officers and the value of options held by these individuals at December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
			Exercisable	Unexercisable	Exercisable	Unexercisable
John A. Scarlett, M.D.	—	—	—	—	$—	—
Thomas H. Silberg(1)	—	—	300,000	—	—	—
Timothy P. Lynch	—	—	—	—	—	—
Ross G. Clark, Ph.D.(1)	—	—	62,847	—	558,331	—
Michael Parker(1)	—	—	75,000	—	705,000	—

(1)	Stock option grants named in the table above may be exercised pursuant to an early exercise agreement.

Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2004” are based on the closing price per share of our common stock as of December 31, 2004 of $10.00 per share, less the exercise price payable for such shares, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

Employment Agreements

John A. Scarlett, M.D.

In February 2002, we entered into an employment agreement, which we amended in May 2002, and a restricted common stock purchase agreement for the purchase of 328,158 shares of common stock, with John A. Scarlett, our President and Chief Executive Officer. Pursuant to the agreement, Dr. Scarlett purchased 328,158 shares of common stock at a price of $0.00625 per share. Of the 328,158 shares of common stock purchased in February 2002, 186,904 shares were initially subject to vesting and a right of repurchase in favor of us. On February 27, 2003, 46,726 shares were released from our right of repurchase. With respect to the shares purchased in February 2002, our right of repurchase lapses at the rate of 3,893 shares each month. In addition, pursuant to the amendment to Dr. Scarlett’s employment agreement, in June 2002, Dr. Scarlett was granted an option to purchase 514,852 shares of our common stock, representing 5.078% of the total outstanding equity shares calculated on a fully diluted basis after taking into account the issuance of Series A preferred stock on the date of grant. Dr. Scarlett purchased these shares pursuant to a restricted stock purchase agreement in December 2002. With respect to the shares purchased in December 2002, our right of repurchase lapsed as to 25% of the shares in May 2003 and lapses at the rate of 10,726 shares each month thereafter.

All of the shares of common stock purchased under Dr. Scarlett’s February 2002 restricted common stock purchase agreement and 25% of the shares purchased under his December 2002 restricted common stock purchase agreement, will immediately vest in the event Dr. Scarlett is terminated without cause or terminates his own employment for good reason, as these terms are defined in his employment agreement. In the event Dr. Scarlett is terminated without cause or terminates his own employment for good reason prior to a change of control or is terminated on or after 12 months following of a change of control, he will be entitled to 12 months salary, 12 months accelerated vesting on all of his options and equity grants, as well as reimbursement of all health care premiums for 12 months and our right to repurchase shares of common stock purchased by Dr. Scarlett pursuant to the February 2002 restricted stock purchase agreement will lapse. In the event Dr. Scarlett is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to 12 months salary, 12 months accelerated vesting on all of his options and equity grants, as well as reimbursement of all health care premiums for 18 months, and our right to repurchase shares of common stock purchased by Dr. Scarlett pursuant to the February 2002 restricted stock purchase agreement will lapse.

Ross G. Clark, Ph.D.

In May 2002, we entered into an employment agreement with Ross G. Clark, our Chief Technical Officer, pursuant to which Dr. Clark was granted an option to purchase 25,347 shares of our common stock, representing 0.25% of our total outstanding equity shares calculated on a fully diluted basis after taking into account the issuance of Series A preferred stock on the date of grant. These shares vested 25% upon the one-year anniversary date of the date of grant and continue to vest at a rate of shares a month thereafter. Under the employment agreement, in the event Dr. Clark is terminated without cause or terminates his own employment for good reason prior to a change of control, as these terms are defined in the agreement, or is terminated on or after 12 months following a change of control, he will be entitled to 12 months salary and 12 months accelerated vesting on all of his options and equity grants, as well as reimbursement of all health care premiums for 12 months. In the event Dr. Clark is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to 12 months salary and 12 months accelerated vesting on all of his options and equity grants; as well as reimbursement of all health care premiums for 18 months.

Thomas H. Silberg

In April 2004, we entered into an employment agreement with Thomas H. Silberg, our Chief Operating Officer, pursuant to which Mr. Silberg was granted an option to purchase 300,000 shares of our common stock. These shares will vest 25% upon the one-year anniversary date of the date of grant and continue to vest at a rate of 6,250 shares a month thereafter. In the event Mr. Silberg is terminated without cause or terminates his own employment for good reason within 12 months after a change of control, he will be entitled to severance pay equal to six months salary and the vesting for 50% of the unvested stock option shares will be accelerated so as to vest as of the date of termination. In the event Mr. Silberg is terminated without cause at any time not within 12 months following a change of control, he will be entitled to a severance pay equal to six months salary. Mr. Silberg was provided a signing bonus of $50,000, which must be returned on a pro rata basis if he voluntarily resigns or is terminated for cause within 18 months after his start date. In addition, we agreed to reimburse Mr. Silberg up to $25,000 for usual and customary moving expenses incurred in relocating to the San Francisco Bay Area. If Mr. Silberg voluntarily resigns or is terminated for cause within two years after his relocation to the San Francisco Bay Area, the reimbursement must be returned on a pro rata basis. We also agreed to reimburse Mr. Silberg up to $75,000 for usual and customary costs associated with the sale of his house and/or the purchase of a home in the San Francisco Bay Area. If Mr. Silberg voluntarily resigns or is terminated with cause within two years of his start date, the reimbursement must be returned on a pro rata basis.

Timothy P. Lynch

In September 2002, we entered into an employment agreement with Timothy P. Lynch, our Chief Financial Officer and Treasurer, pursuant to which Mr. Lynch was granted an option to purchase 178,091 shares of common stock under our 2002 Executive Plan. Mr. Lynch purchased these shares pursuant to a restricted stock purchase agreement in December 2002. Our right of repurchase with respect to 25% of the shares lapsed in October 2003 and continues to lapse at the rate of 3,710 shares each month thereafter. In the event Mr. Lynch is terminated without cause or terminates his own employment for good reason within 12 months following a change of control he will be entitled to severance pay equal to six months salary and our repurchase right will lapse as to 50% of the shares then subject to our repurchase right. In the event that Mr. Lynch is terminated without cause at any time not within 12 months of a change of control, he will be entitled to six months salary.

Stephen N. Rosenfield

In June 2004, we entered into an employment agreement with Stephen N. Rosenfield, our Senior Vice President of Legal Affairs, General Counsel and Secretary. Mr. Rosenfield was granted an option to purchase 180,000 shares of our common stock. These shares will vest 25% upon the one-year anniversary date of the date of grant and continue to vest at a rate of 3,750 shares a month thereafter. In the event Mr. Rosenfield is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to severance pay equal to six months salary and 50% of the unvested stock option shares will be accelerated so as to vest as of the date of termination. In the event that Mr. Rosenfield is terminated without cause at any time not within 12 months of a change in control, he will be entitled to six months salary.

Thorsten von Stein

In December 2004, we entered into an employment agreement with Thorsten von Stein, our Chief Medical Officer. Dr. von Stein was granted an option to purchase 110,000 shares of our common stock. In the event Dr. von Stein is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to severance pay equal to six months salary and 50% of the unvested stock option shares will be accelerated so as to vest as of the date of termination. In the event that Dr. von Stein is terminated without cause at any time not within 12 months of a change in control, he will be entitled to six months salary.

Andrew Grethlein

In March 2003, we entered into an employment agreement with Andrew Grethlein, our Vice President, Manufacturing. Dr. Grethlein was granted an option to purchase 87,500 shares of our common stock. These shares vested 25% upon the one-year anniversary date of the date of grant and continue to vest at a rate of 1,823 shares a month thereafter. In the event Dr. Grethlein is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to severance pay equal to six months salary and 50% of the unvested stock option shares will be accelerated so as to vest as of the date of termination. In the event that Dr. Grethlein is terminated without cause at any time not within 12 months of a change in control, he will be entitled to three months salary.

Michael Parker

In December 2002, we entered into an employment agreement with Michael Parker, our Vice President, Quality, pursuant to which Mr. Parker was granted an option to purchase 62,500 shares of our common stock. These shares vested 25% upon the one-year anniversary date of the date of grant and continue to vest at a rate of 1,302 shares a month thereafter. In the event Mr. Parker is terminated without cause or terminates his own employment for good reason within 12 months following a change of control, he will be entitled to severance pay equal to six months salary and our repurchase right will lapse as to 50% of the shares then subject to our repurchase right. In the event that Mr. Parker is terminated without cause at any time not within 12 months of a change of control, he will be entitled to three months salary. In addition, we agreed to provide Mr. Parker a signing bonus of $50,000, of which $25,000 must be returned to us if Mr. Parker is not employed by us on February 19, 2005.

Employee Benefit Plans

2002 Executive Stock Plan and 2002 Stock Plan

Our board of directors and stockholders adopted both the 2002 Executive Stock Plan and the 2002 Stock Plan in May 2002. Our 2002 Executive Plan was amended by our board of directors in January 2004, with the amendment approved by our stockholders in February 2004, to effect an increase in the number of shares subject to the plan. Our 2002 Stock Plan was amended by our board of directors in September 2003 and January 2004, with the amendments approved by our stockholders in February 2004, to effect an increase in the number of shares subject to the plan. Our board of directors has resolved not to grant any additional options under these plans. However, the plans will continue to govern the terms and conditions of the outstanding options and stock purchase rights previously granted under each respective plan.

Share Reserve.    A total of 2,080,000 shares of our common stock are authorized for issuance under the 2002 Executive Stock Plan. As of December 31, 2004, under the 2002 Executive Stock Plan, options to acquire a total of 604,097 shares of our common stock were issued and outstanding, and a total of 960,440 shares of our common stock had been issued upon the exercise of options. A total of 2,140,000 shares of our common stock are authorized for issuance under the 2002 Stock Plan. As of December 31, 2004, under the 2002 Stock Plan, options to acquire a total of 304,778 shares of our common stock were issued and outstanding, and 33,426 shares of our common stock had been issued upon the exercise of options.

Eligibility and Term of Awards.    The plans provide for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and our parent or subsidiary corporation’s employees and consultants, and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our and our parent and subsidiary corporation’s employees. Our board of directors or a committee of our board administers the plans. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under each respective plan.

Effect of a Change of Control.    The plans provide that in the event of our merger with or into another corporation or our change of control, the successor corporation may assume or substitute each option and stock purchase right. If the outstanding options and stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

2004 Stock Plan

Our board of directors adopted our 2004 Stock Plan (formerly the 2003 Stock Plan) in September 2003 and our stockholders approved it in October 2003. The 2004 Stock Plan became effective on the day prior to the closing of our initial public offering in March 2004. Our 2004 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporation’s employees, and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporation’s employees and consultants.

Share Reserve.    The shares reserved for issuance under our 2004 Stock Plan include (a) shares reserved but unissued under the 2002 Executive Stock Plan and the 2002 Stock Plan, (b) shares returned to the 2002 Executive Stock Plan and the 2002 Stock Plan as the result of termination of options or the repurchase of shares issued under the 2002 Executive Stock Plan and the 2002 Stock Plan, and (c) annual increases in the number of shares available for issuance on the first day of each year beginning on January 1, 2005, equal to the lesser of:

•	4% of the outstanding shares of common stock on the first day of our fiscal year,

•	1,250,000 shares, or

•	an amount our board may determine.

As of December 31, 2004, under the 2004 Stock Plan, options to acquire a total of 720,000 shares of our common stock were issued and outstanding, and no shares of our common stock had been issued upon the exercise of options.

Eligibility and Administration of Awards.    Our board of directors or a committee of our board administers our 2004 Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Term of Options.    The administrator determines the exercise price of options granted under our 2004 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 250,000 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2004 Stock Plan. The administrator determines the purchase price of stock purchase rights granted under our 2004 Stock Plan. Unless the administrator determines otherwise, we will retain a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability. The purchase price for shares we repurchase will be determined by the administrator and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2004 Stock Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted Stock.    Restricted stock may be granted under our 2004 Stock Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance Units and Shares.    Performance units and performance shares may be granted under our 2004 Stock Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value established by the administrator on or before the grant date.

Non-Employee Director Stock Grants.    Our 2004 Stock Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board will receive an initial option to purchase 22,500 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. In addition, non-employee directors, who have been directors for at least six months will receive a subsequent option to purchase 11,250 shares (22,500 shares for a non-employee director who also is the Chairman of the Board) following each annual meeting of our stockholders. In its discretion, the Administrator may grant these automatic options to a non-employee director’s primary employer.

All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to one third of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a service provider on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the date of grant, provided the non-employee director remains a service provider on such date.

Nontransferability of Awards.    Our 2004 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Effect of a Change of Control.    Our 2004 Stock Plan provides that in the event of our “change of control,” the successor corporation may assume or substitute an equivalent award for each outstanding option, stock appreciation right and stock purchase right. If there is no assumption or substitution of outstanding options, stock appreciation rights and stock purchase rights, the administrator will provide notice to the recipient that he or she has the right to exercise the option, stock appreciation right or stock purchase right as to all of the shares subject to the award, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The award will terminate upon the expiration of the 15-day period. In the event a non-employee director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Additional Provisions.    Our 2004 Stock Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Stock Plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

Our board of directors adopted our 2004 Employee Stock Purchase Plan (formerly the 2003 Employee Stock Purchase Plan) in September 2003 and our stockholders approved it in October 2003. The 2004 Stock Plan became effective on the day prior to the closing of our initial public offering in March 2004.

Share Reserve.    At December 31, 2004, there were 71,706 shares available for issuance under the 2004 Employee Stock Purchase Plan. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning with January 1, 2005, equal to the lesser of:

•	0.5% of the outstanding shares of our common stock on the first day of the fiscal year,

•	125,000 shares, or

•	such other amount as may be determined by our board of directors.

Our board of directors has delegated to our compensation committee administration of our 2004 Employee Stock Purchase Plan. Our board of directors or a designated committee has full and exclusive authority to interpret the terms of our 2004 Employee Stock Purchase Plan and determine eligibility.

Eligibility.    All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not purchase stock if such employee:

•	immediately after the purchase owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	whose rights to purchase stock under our 2004 Employee Stock Purchase Plan accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Dates.    Our 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year.

Payroll Deductions; Purchase Limitation.    Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s base salary, wages, overtime pay and recurring commissions, but does not include payments for incentive compensation or bonuses. A participant may purchase a maximum of 1,000 shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Nontransferability.    A participant may not transfer rights to purchase our common stock under the 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2004 Employee Stock Purchase Plan.

Effect of a Change of Control.    In the event of a change of control of Tercica, a successor corporation may assume or substitute each outstanding right to purchase common stock. If the successor corporation refuses to assume or substitute for the outstanding right to purchase common stock, the offering period then in progress will be shortened, and a new exercise date will be set.

Additional Provisions.    Our board of directors has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2004 Employee Stock Purchase

Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan.

401(k) Plan

Effective January 1, 2005, we adopted a retirement and deferred savings plan, which is intended to qualify as a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. This retirement and deferred savings plan provides that each participant may contribute between 1% of compensation and up to the statutory limit. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee unless directed otherwise by the participating employees. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitations of Liability and Indemnification

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages. Our restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 203 of Delaware General Corporation Law, which prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

The limits on a director’s liability in our restated certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

At present, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Tercica in such person’s capacity with Tercica where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Sales

The following holders of more than five percent of our securities purchased shares of our Series A preferred stock, Series B preferred stock and common stock in the amounts and on the dates shown below:

	Series A Preferred Stock			Series B Preferred Stock			Common Stock
5% Stockholders	Number of Shares	Purchase Price	Date of Purchase	Number of Shares	Purchase Price	Date of Purchase	Number of Shares	Purchase Price	Date of Purchase
MPM Capital L.P. (1)	3,187,498	$12,750,000	5/16/02	3,499,998	$17,500,000	7/9/03	370,001	$3,330,009	3/17/2004
Prospect Management Co. II, LLC (2)	2,062,499	8,250,000	5/16/02	1,200,000	6,000,000	7/9/03	555,555	4,999,995	3/17/2004
Rho Ventures (3)	—	—	—	1,999,998	10,000,000	7/9/03	667,000	6,003,000	3/17/2004

(1)	Includes shares held by entities affiliated with MPM Capital L.P. Dr. Henner, one of our directors, is a general partner at MPM Capital L.P.

(2)	Includes shares held by entities affiliated with Prospect Management Co. II, LLC. Dr. Barkas, one of our directors, is a managing member of Prospect Management Co. II, LLC.

(3)	Includes shares held by entities affiliated with Rho Capital Partners, Inc. Mr. Leschly, one of our directors, is a managing partner at Rho Capital Partners, Inc., the management company for Rho Ventures.

The following executive officers and directors purchased shares of our common stock in the amounts and on the dates shown below:

Directors and Executive Officers	Number of Shares	Purchase Price	Date of Purchase
John A. Scarlett, M.D.	328,158	$2,051.00	2/27/02
	514,852	205,941.10	12/31/02
	87,500	140,000.00	8/15/03

Ross G. Clark, Ph.D.	576,001	3,600.00	2/6/02
	5,440	34.00	5/16/02
	490	3,748.50	5/17/04
	1,000	7,650.00	11/15/04

Timothy P. Lynch	178,091	71,236.70	12/20/02
	87,500	140,000.00	8/18/03
	511	3,909.15	5/17/04
	1,000	7,650.00	11/15/04

Andrew Grethlein, Ph.D.	435	3,327.75	5/17/04
	1,000	7,650.00	11/15/04

Michael Parker	147	1,124.55	5/17/04
	441	3,373.65	11/15/04

Olle Isaksson	223,619	1,397.62	2/6/02
	2,500	1,000.00	10/14/03

Karin Eastham	10,000	40,000.00	1/28/04

We have entered into the following agreements with our named executive officers, directors and holders of more than five percent of our securities:

Deed of Assignment

In May 2002, we entered an assignment of intellectual property agreement with our predecessor entity, Tercica Limited, a New Zealand corporation, pursuant to which Tercica Limited assigned and transferred to us all rights relating to the intellectual property held by Tercica Limited. Dr. Clark and Dr. Isaksson are all former shareholders of Tercica Limited.

Investor Rights Agreement

Tercica, the prior holders of our preferred stock and Drs. Scarlett, Clark and Isaksson have entered into an agreement pursuant to which these stockholders will have registration rights with respect to their shares of common stock. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. For more information regarding these agreements, see “Management—Employment Agreements.”

Director and Officer Indemnification

Our restated certificate of incorporation contains provisions limiting the liability of our directors. In addition, we have adopted bylaw provisions and entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. For more information regarding director and officer indemnification, see “Management—Limitations of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table provides as of December 31, 2004 information regarding beneficial ownership of our capital stock by the following:

•	each person or group of affiliated persons, known to us to be the beneficial owner of more than five percent of any class of our voting securities;

•	each of our executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 24,595,869 shares of common stock outstanding on December 31, 2004 and 30,595,869 shares of common stock to be outstanding following the closing of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws, where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Tercica, Inc., 651 Gateway Boulevard, Suite 950, South San Francisco, California 94080.

	Beneficially Owned
	Shares	Percent
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
MPM Capital L.P. (1)	7,062,494	28.7%	23.1%
Prospect Management Co. II, LLC (2)	3,818,054	15.5%	12.5%
Rho Ventures (3)	2,666,998	10.8%	8.7%
Directors and Executive Officers:
John A. Scarlett, M.D. (4)	910,904	3.7%	3.0%
Ross G. Clark, Ph.D. (5)	620,729	2.5%	2.0%
Thomas H. Silberg (6)	300,000	1.2%	1.0%
Timothy P. Lynch (7)	267,102	1.1%	*
Stephen N. Rosenfield (8)	180,000	*	*
Andrew Grethlein, Ph.D. (9)	101,435	*	*
Michael Parker (10)	75,588	*	*
Alexander Barkas, Ph.D. (11)	3,854,304	15.7%	12.6%
Karin Eastham (12)	22,500	*	*
Dennis Henner, Ph.D. (13)	7,084,994	28.8%	23.2%
Wayne Hockmeyer, Ph.D. (14)	1,007,500	4.1%	3.3%
Olle Isaksson, M.D., Ph.D.	230,261	*	*
Mark Leschly (15)	2,689,498	10.9%	8.8%
David L. Mahoney (16)	22,500	*	*
All directors and executive officers as a group (14 persons) (17)	17,367,315	70.6%	56.8%

*	Less than one percent.

(1)	Includes 5,877,051 shares held by MPM BioVentures III-QP, L.P., 496,634 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 395,146 shares held by MPM BioVentures III, L.P., 116,112 shares held by MPM Asset Management Investors 2002 BVIII LLC and 177,550 shares held by MPM BioVentures III Parallel Fund, L.P. Dr. Henner, one of our directors, is a general partner at MPM Capital L.P., the management company affiliated with the stockholders listed above, and holds voting and dispositive power for the shares held of record by the stockholders listed above. Dr. Henner disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for MPM Capital L.P. is 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080.

(2)	Includes 3,760,784 shares held by Prospect Venture Partners II L.P. and 57,270 shares held by Prospect Associates II, L.P. Dr. Barkas, one of our directors, is a managing member of Prospect Management Co. II LLC, the management company affiliated with the stockholders listed above, and holds voting and dispositive power for the shares held of record by the stockholders listed above. The address for Prospect Management Co. II, LLC is 435 Tasso Street, Suite 200, Palo Alto, CA 94301.

(3)	Includes 727,594 shares held by Rho Management Trust I, 333,935 shares held by Rho Ventures IV, L.P., 786,168 shares held by Rho Ventures IV (QP), L.P. and 819,301 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. These stockholders are affiliated with the management company, Rho Capital Partners, Inc., the management company for Rho Ventures. Mark Leschly, one of our directors, is a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.

(4)	Includes 602,352 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan, of which 215,580 shares are subject to our right of repurchase within 60 days of December 31, 2004. Also includes 153,651 shares of common stock held by The John A. Scarlett 1999 Trust U/A dtd November 26, 1999, 21,417 shares of which are subject to our right of repurchase within 60 days of December 31, 2004, and 154,901 shares of common stock held by The Susan E. Scarlett 1999 Trust U/A dtd November 26, 1999, 21,418 shares of which are subject to our right of repurchase within 60 days of December 31, 2004.

(5)	Includes 556,392 shares held by Boat Harbour Ltd., 1,490 shares acquired through the 2004 Employee Stock Purchase Plan and options to purchase 62,847 shares of common stock that may be exercised pursuant to early exercise agreements, of which 31,359 shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(6)	Represents an option to purchase 300,000 shares of common stock that may be exercised pursuant to an early exercise agreement. All of these shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(7)	Includes 265,591 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan, of which 128,892 shares are subject to our right of repurchase within 60 days of December 31, 2004 and 1,511 shares acquired through the 2004 Employee Stock Purchase Plan.

(8)	Represents an option to purchase 180,000 shares of common stock that may be exercised pursuant to an early exercise agreement. All of these shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(9)	Includes 1,435 shares acquired through the 2004 Employee Stock Purchase Plan and options to purchase 100,000 shares of common stock that may be exercised pursuant to early exercise agreements, of which 55,209 of these shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(10)	Includes 588 shares acquired through the 2004 Employee Stock Purchase Plan and options to purchase 75,000 shares of common stock that may be exercised pursuant to early exercise agreements, of which 39,063 shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(11)	Represents options to purchase 36,250 shares of common stock that may be exercised pursuant to early exercise agreements, of which 24,609 will be unvested and subject to our right of repurchase within 60 days of December 31, 2004 and the shares described in Note (2) above. Dr. Barkas disclaims beneficial ownership of the shares held by Prospect Management Co. II, LLC, except to the extent of his pecuniary interest therein.

(12)	Represents 10,000 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan and remaining options to purchase 12,500 shares of common stock that may be exercised pursuant to an early exercise agreement, of which 15,000 shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(13)	Represents options to purchase 22,500 shares of common stock that may be exercised pursuant to an early exercise agreement under the 2002 Executive Stock Plan, of which 15,000 shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004 and the shares described in Note (1) above. Dr. Henner disclaims beneficial ownership of the shares held by MPM Capital L.P., except to the extent of his pecuniary interest therein.

(14)	Includes 1,000,000 shares acquired by MedImmune Ventures, Inc. and an option issued to MedImmune Ventures, Inc. to purchase 22,500 shares of common stock, of which 7,500 shares will be vested within 60 days of December 31, 2004. Dr. Hockmeyer, one of our directors, is the president of MedImmune Ventures, Inc. and is on an investment committee that holds voting and dispositive power over these shares owned by MedImmune Ventures, Inc. Dr. Hockmeyer disclaims beneficial ownership of these shares.

(15)	Represents options to purchase 22,500 shares of common stock that may be exercised pursuant to an early exercise agreement under the 2002 Executive Stock Plan, of which 15,000 shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004 and the shares described in Note (3) above. Mark Leschly, one of our directors, is a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(16)	Represents options to purchase 22,500 shares of common stock that may be exercised pursuant to an early exercise agreement under the 2004 Stock Plan. All of these shares will be unvested and subject to our right of repurchase within 60 days of December 31, 2004.

(17)	Includes 877,943 shares purchased pursuant to early exercised options under the 2002 Executive Stock Plan of which 346,972 shares are subject to our right of repurchase within 60 days of December 31, 2004, 308,552 shares purchased pursuant to a restricted common stock purchase agreement, 42,835 shares of which are subject to our right of repurchase within 60 days of December 31, 2004, and options to purchase 354,097 shares of common stock, of which 207,740 shares are subject to our right of repurchase if such options are either exercised or early exercised pursuant to option agreements within 60 days of December 31, 2004. In addition, this includes options to purchase 510,000 shares of common stock under the 2004 Stock Plan, of which all shares are subject to our right of repurchase if such options are either exercised or early exercised pursuant to option agreements within 60 days of December 31, 2004. The directors and executive officers as a group excludes Thorsten von Stein, our Chief Medical Officer, who has been an employee since January 2005.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of December 31, 2004, we had 24,595,869 shares of common stock outstanding that were held by approximately 60 stockholders of record. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of Tercica without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of 17,285,928 shares of our common stock, or their transferees, will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions, on two occasions. These rights were waived in connection with this offering. Also, if at anytime we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares may require us, at our expense and on not more than two occasions in any 12-month period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our common stock when registration of our shares under this form becomes possible. These rights shall terminate on the earlier of five years after the effective date of our initial offering public offering in March 2004, or, with respect to an individual holder, when such holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

Certain provisions of Delaware law and our restated certificate of incorporation and bylaws could make the acquisition of Tercica through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Tercica to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

•	the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon completion of the transaction that resulted in the person becoming an interested stockholder, the stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or if such person is an affiliate or associate of Tercica, did own within three years prior to the determination of interested stockholder status, 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaws Provisions

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting and on the date that notice of the proposal or nomination was given, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our restated certificate of incorporation and bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer, or, in the absence of a chief executive officer, the president, can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace members of the board also could be delayed until the next annual meeting.

Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate actions by written consent of the stockholders. Elimination of action by written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors. Our restated certificate of incorporation and bylaws provide for the elimination of actions by written consent of stockholders.

Our restated certificate of incorporation also provides for a classified board of directors, see “Management—Board of Directors,” and for the inability to remove directors other than for cause, both of which provisions impair the ability of a third party to gain control of the board and force a takeover transaction without first negotiating the transaction with Tercica. In addition, our restated certificate of incorporation permits our board to increase its size and to fill the resulting vacancies as well as to issue preferred stock, see “Description of Capital Stock—Preferred Stock,” which our board may use to thwart a hostile takeover attempt.

Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class, is required to amend the following provisions of our restated certificate of incorporation:

•	Article VI, which relates to our classified board of directors;

•	Article VII, which relates to the number and election of directors, the management of our business, and bylaw provisions relating to stockholder action by written consent and meetings of stockholders;

•	Article X, which relates to removal of directors and filling vacancies on the board of directors;

•	Article XI, which relates to advance notice procedures for stockholder meetings;

•	Article XII, which relates to stockholder inability to act by written consent or call special meetings; and

•	Article XIII, which relates to amendment of the restated certificate of incorporation.

Our bylaws and our restated certificate of incorporation provide that amendment of any of the following provisions of our bylaws require the affirmative vote of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class:

•	Sections 2.3, 2.4, 2.11, 2.15 and 2.16, which relate to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder inability to act by written consent, advance notice of stockholder business and advance notice of director nominations;

•	Article X, which relates to amendment of the preceding provisions of the bylaws; and

•	Any provision concerning the authorized number of directors, the filling of director vacancies or the removal of directors.

National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “TRCA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A., located at 150 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Upon the closing of this offering, 30,595,869 shares of our common stock will be outstanding, based upon shares outstanding as of December 31, 2004, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options outstanding prior to the closing of this offering. Of these shares, the 6,000,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Taking into account the lock-up agreements described below, the approximate number of shares that will be available for sale in the public market under the provisions of Rules 144 and 144(k) will be as follows:

Date of Availability for Sale	Approximate Number of Shares
Upon effectiveness	3,660,206
Beginning 60 days thereafter	16,503,218

Additionally, 864,097 shares subject to outstanding options, which are either vested or eligible for early exercise are subject to the lock-up agreements described below.

        Form S-8 Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act covering 3,369,560 shares of common stock reserved for issuance under our 2002 Stock Plan, 2002 Executive Stock Plan, 2004 Stock Plan and 2004 Employee Stock Purchase Plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described below.

        Rule 144

Our officers, directors and other affiliates are eligible to sell shares of our common stock they hold under Rule 144. In general, under Rule 144 as currently in effect, a person or persons whose shares are required to be aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 305,959 shares immediately after the offering, based on shares outstanding as of December 31, 2004, or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

        Rule 144(k)

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Tercica at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans, with the exception of options or rights granted to entities that are not natural persons, may be resold, (a) by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and (b) by affiliates, subject to the manner-of-sale, current public information, volume limitations and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

        Lock-up Agreements

Our directors, executive officers and certain other stockholders, who collectively hold an aggregate of 16,503,218 shares, and the underwriters have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, these persons and entities have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 60 days after the effective date of this offering. Pursuant to the terms of the underwriting agreement entered into between us and the underwriters, we agreed not to release any of these stockholders from their contractual lock-up commitments without the consent of Lehman Brothers Inc.  Lehman Brothers Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Lehman Brothers Inc. that, with certain exceptions, we agreed not to offer, sell or otherwise dispose of our common stock until 60 days after the date of this prospectus.

        Registration Rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to our preferred stockholders and some of our common stockholders. These rights were waived in connection with this offering. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

UNDERWRITING

Lehman Brothers Inc., SG Cowen & Co., LLC, Robert W. Baird & Co. Incorporated, Friedman, Billings, Ramsey & Co., Inc. and Harris Nesbitt Corp. are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
SG Cowen & Co., LLC
Robert W. Baird & Co. Incorporated
Friedman, Billings, Ramsey & Co., Inc.
Harris Nesbitt Corp.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 shares. The underwriting discounts and commissions equal     % of the public offering price.

	No Exercise	Full Exercise
Per share	$	$
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $550,000.

Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to an aggregate of 900,000 additional shares of common stock, exercisable if the underwriters sell more than 6,000,000 shares in this offering, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, under this option, to sell the additional shares of common stock to the underwriters.

Lock-up Agreements

We, our directors, executive officers and certain other shareholders have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, subject to some exceptions, and limited extensions in certain circumstances, directly or indirectly, offer, pledge, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 60 days from the date of this prospectus other than permitted transfers.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. The underwriters have been represented by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2002 and 2003, for the period from October 1, 2000 (inception) through March 31, 2001, the nine months ended December 31, 2001, the years ended December 31, 2002 and 2003, and for the period from October 1, 2001 (inception) through December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tercica, Inc.

We have audited the accompanying balance sheets of Tercica, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from October 1, 2000 (inception) through March 31, 2001, the nine months ended December 31, 2001, the years ended December 31, 2002 and 2003, and for the period from October 1, 2000 (inception) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tercica, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the period from October 1, 2000 (inception) through March 31, 2001, the nine months ended December 31, 2001, the years ended December 31, 2002 and 2003, and for the period from October 1, 2000 (inception) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Palo Alto, California

February 8, 2004

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,870	$1,949	$6,698
Short-term investments	—	35,364	53,576
Prepaid expenses and other current assets	355	2,772	1,427

Total current assets	16,225	40,085	61,701

Property and equipment, net	108	2,314	2,388
Other assets	15	85	50

Total assets	$16,348	$42,484	$64,139

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$408	$5,351	$3,101
Accrued expenses	89	1,214	2,661
Liability for early exercise of stock options	21	174	162

Total current liabilities	518	6,739	5,924

Liability for early exercise of stock options—noncurrent portion	50	306	220

Commitments and contingencies (Note 7)

Series A convertible preferred stock, $0.001 par value: 6,706,666, 6,466,667 and 0 shares authorized at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; 6,426,662 shares issued and outstanding, aggregate liquidation preference of $25,706,648 at December 31, 2002; 6,466,662 shares issued and outstanding, aggregate liquidation preference of $25,866,648 at December 31, 2003; 0 shares issued and outstanding at September 30, 2004 (unaudited)	24,693	24,853	—

Series B convertible preferred stock, $0.001 par value: 8,830,650 shares authorized, 8,830,646 shares issued and outstanding, aggregate liquidation preference of $44,153,230 at December 31, 2003; no shares were authorized at December 31, 2002 and September 30, 2004 (unaudited)	—	43,784	—

Stockholders’ equity (deficit):
Common stock of Tercica Limited, no par value: 926,312 shares authorized, 925,091; no shares issued and outstanding at December 31, 2002, 2003 and September 30, 2004 (unaudited)	—	—	—
Common stock, $.001 par value: 11,500,000, 20,500,000, and 100,000,000 shares authorized at December 31, 2002, 2003, and September 30, 2004 (unaudited), respectively; 1,813,735, 2,083,741and 24,074,378 shares issued and outstanding at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively	2	2	24
Additional paid-in capital	15	51,308	173,957
Deferred stock compensation	—	(5,984)	(7,613)
Accumulated other comprehensive loss	—	(18)	(54)
Deficit accumulated during the development stage	(8,930)	(78,506)	(108,319)

Total stockholders’ equity (deficit)	(8,913)	(33,198)	57,995

Total liabilities and stockholders’ equity (deficit)	$16,348	$42,484	$64,139

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2004
			2002	2003	2003	2004
					(Unaudited)		(Unaudited)
Costs and expenses:
Research and development*	$180	$307	$1,974	$19,246	$11,898	$20,272	$41,979
Selling, general and administrative*	116	510	1,978	4,834	3,149	8,757	16,195
Acquired in-process research and development	—	—	5,071	1,670	1,670	1,417	8,158

Total costs and expenses	(296)	(817)	(9,023)	(25,750)	(16,717)	(30,446)	(66,332)
Interest expense	—	—	(106)	—	—	—	(106)
Interest and other income, net	1	9	177	327	200	633	1,147

Net loss	(295)	(808)	(8,952)	(25,423)	(16,517)	(29,813)	(65,291)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	(44,153)	(44,153)	—	(44,153)

Net loss allocable to common stockholders	$(295)	$(808)	$(8,952)	$(69,576)	$(60,670)	$(29,813)	$(109,444)

Basic and diluted net loss per share allocable to common stockholders	$(12.09)	$(0.90)	$(5.76)	$(38.59)	$(34.72)	$(1.68)

Shares used to compute basic and diluted net loss per share	24,390	895,183	1,555,258	1,803,166	1,747,461	17,702,650

Pro forma basic and diluted net loss per share allocable to common stockholders				$(5.59)		$(1.36)

Shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders				12,448,054		22,001,529

* Includes non-cash stock-based compensation expense as follows:
Research and development	$—	$—	$4	$791	$476	$1,095	$1,890

Selling, general and administrative	—	—	2	256	99	1,076	1,334

Total	$—	$—	$6	$1,047	$575	$2,171	$3,224

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share and per share data)

	Class A and B		Common Stock		Additional Paid-in Capital	Deferred Stock Compen- sation	Stock Subscrip- tion Receivable from Employee	Accum- ulated Other Compre- hensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stock- holders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at October 1, 2000 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of Tercica Limited Class A shares to founders for cash and intellectual property in March 2001	162,360	67	—	—	—	—	—	—	—	67
Issuance of Tercica Limited Class B shares to founders for cash and intellectual property in March 2001	725,449	465	—	—	—	—	(175)	—	—	290
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	—	(294)	(294)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(299)

Balances at March 31, 2001	887,809	532	—	—	—	—	(175)	(5)	(294)	58
Repayment of stock subscription receivable in April 2001	—	—	—	—	—	—	175	—	—	175
Issuance of Tercica Limited Class B shares at $16.12 per share to founders for cash in July 2001	37,282	601	—	—	—	—	—	—	—	601
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	—	22	—	22
Net loss	—	—	—	—	—	—	—	—	(808)	(808)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(786)

Balances at December 31, 2001	925,091	1,133	—	—	—	—	—	17	(1,102)	48
Issuance of common stock to founders at $0.0062 per share in February 2002	—	—	1,480,137	1	8	—	—	—	—	9
Liquidating distribution to shareholders and retirement of all outstanding Tercica Limited shares in March 2002	(925,091)	(1,133)	—	—	—	—	—	—	1,124	(9)
Issuance of common stock to a founder and employee at $0.0062 per share in February and May 2002	—	—	333,598	1	1	—	—	—	—	2
Issuance of stock options to consultants in exchange for services	—	—	—	—	6	—	—	—	—	6
Comprehensive loss:
Reversal of foreign currency translation adjustment upon liquidation of Tercica Limited	—	—	—	—	—	—	—	(17)	—	(17)
Net loss	—	—	—	—	—	—	—	—	(8,952)	(8,952)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(8,969)

Balances at December 31, 2002 (carried forward)	—	$—	1,813,735	$2	$15	$—	$—	$—	$(8,930)	$(8,913)

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(In thousands, except share and per share data)

	Class A and B		Common Stock		Additional Paid-in Capital	Deferred Stock Compen- sation	Stock Subscrip- tion Receivable from Employee	Accum- ulated Other Compre- hensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stock- holders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2002 (brought forward)	—	$—	1,813,735	$2	$15	$—	$—	$—	$(8,930)	$(8,913)
Vesting of common stock from early exercises of stock options	—	—	255,739	—	102	—	—	—	—	102
Issuance of common stock	—	—	14,267	—	6	—	—	—	—	6
Deferred stock compensation	—	—	—	—	6,888	(6,888)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	904	—	—	—	904
Issuance of stock options to consultants in exchange for services	—	—	—	—	144	—	—	—	—	144
Beneficial conversion feature related to issuance of Series B convertible preferred stock	—	—	—	—	44,153	—	—	—	—	44,153
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	—	—	—	—	(44,153)	(44,153)
Comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	—	—	(25,423)	(25,423)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(25,441)

Balances at December 31, 2003	—	—	2,083,741	2	51,308	(5,984)	—	(18)	(78,506)	(33,198)
Issuance of common stock upon net exercise of warrants (unaudited)	—	—	139,750	—	—	—	—	—	—	—
Conversion of Series A convertible preferred stock to common stock (unaudited)	—	—	6,466,662	7	24,846	—	—	—	—	24,853
Conversion of Series B convertible preferred stock to common stock (unaudited)	—	—	8,830,646	9	43,775	—	—	—	—	43,784
Issuance of common stock upon initial public offering at $9.00 per share in March and April 2004, net of underwriting discount and offering expenses of $6,905 (unaudited)	—	—	6,325,000	6	50,014	—	—	—	—	50,020
Vesting of common stock from early exercises of stock options (unaudited)	—	—	200,758	—	137	—	—	—	—	137
Issuance of common stock (unaudited)	—	—	27,821	—	77	—	—	—	—	77
Deferred stock compensation (unaudited)	—	—	—	—	3,727	(3,727)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	2,098	—	—	—	2,098
Issuance of stock options to consultants in exchange for services (unaudited)	—	—	—	—	73	—	—	—	—	73
Comprehensive loss:	—	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities (unaudited)	—	—	—	—	—	—	—	(36)	—	(36)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(29,813)	(29,813)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(29,849)

Balances at September 30, 2004 (unaudited)	—	$—	24,074,378	$24	$173,957	$(7,613)	$—	$(54)	$(108,319)	$57,995

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(In thousands)

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2004
			2002	2003	2003	2004
					(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(295)	$(808)	$(8,952)	$(25,423)	$(16,517)	$(29,813)	$(65,291)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4	6	9	92	44	330	441
Property and equipment written-off	—	—	8	—	—	—	8
Amortization of deferred stock compensation, net of forfeitures	—	—	—	904	479	2,097	3,001
Amortization of premiums relating to available-for-sale securities	—	—	—	471	186	514	985
Stock compensation to consultants in exchange for services	—	—	6	143	96	74	223
Issuance of warrants in connection with convertible note	—	—	105	—	—	—	105
Issuance of stock in exchange for intellectual property	130	—	—	—	—	—	130
Acquired in-process research and development	—	—	4,071	—	—	—	4,071
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(8)	(3)	(359)	(2,486)	(1,693)	1,379	(1,477)
Accounts payable	2	5	402	4,943	2,698	(2,251)	3,101
Accrued expenses	28	115	(54)	1,125	785	1,447	2,661

Net cash used in operating activities	(139)	(685)	(4,764)	(20,231)	(13,922)	(26,223)	(52,042)

Cash flows from investing activities:
Purchases of property and equipment	(25)	(4)	(106)	(2,298)	(1,621)	(404)	(2,837)
Purchases of available-for-sale securities	—	—	—	(63,653)	(47,657)	(112,167)	(175,820)
Proceeds from sales and maturities of available-for-sale securities				27,800	11,700	93,406	121,206

Net cash used in investing activities	(25)	(4)	(106)	(38,151)	(37,578)	(19,165)	(57,451)

Cash flows from financing activities:
Net proceeds from issuance of Class A and B shares	228	776	—	—	—	—	1,004
Liquidating distribution to Tercica Limited shareholders	—	—	(9)	—	—	—	(9)
Net proceeds from issuance of preferred stock	—	—	20,016	43,784	43,784	—	63,800
Proceeds from issuance of convertible note	—	—	500	—	—	—	500
Proceeds from issuance of Series A convertible preferred stock for exercise of warrants	—	—	—	160	—	—	160
Proceeds from issuance of common stock, excluding early exercised options	—	—	11	6	—	77	94
Proceeds from early exercised options	—	—	71	511	511	40	622
Net proceeds from initial public offering of common stock	—	—	—	—	—	50,020	50,020

Net cash provided by financing activities	228	776	20,589	44,461	44,295	50,137	116,191
Effect of exchange rate changes on cash	(5)	22	(17)	—	—	—	—

Net increase (decrease) in cash and cash equivalents	59	109	15,702	(13,921)	(7,205)	4,749	6,698
Cash and cash equivalents, beginning of period	—	59	168	15,870	15,871	1,949	—

Cash and cash equivalents, end of period	$59	$168	$15,870	$1,949	$8,666	$6,698	$6,698

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2004
			2002	2003	2003	2004
					(Unaudited)		(Unaudited)
Supplemental schedule of noncash activities:
Issuance of stock in exchange for intellectual property	$129	$—	$—	$—	$—	$—	$129

Issuance of Series A convertible preferred stock to a collaboration partner in exchange for acquired in-process research and development	$—	$—	$4,071	$—	$—	$—	$4,071

Issuance of warrants in connection with convertible note	$—	$—	$106	$—	$—	$—	$106

Issuance of warrants as commissions in connection with Series A preferred stock financing	$—	$—	$41	$—	$—	$—	$41

Conversion of convertible note into Series A convertible preferred stock	$—	$—	$500	$—	$—	$—	$500

Issuance of common stock from vesting of early exercises of stock options	$—	$—	$—	$102	$69	$137	$239

Deferred stock compensation, net of forfeitures	$—	$—	$—	$6,888	$6,888	$3,727	$10,615

Deemed dividend related to beneficial conversion feature of convertible preferred stock	$—	$—	$—	$44,153	$44,153	$—	$44,153

Conversion of Series A and B convertible preferred stock into common stock	$—	$—	$—	$—	$—	$68,636	$68,636

See accompanying notes.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

1.    Company and Basis of Presentation

Basis of Presentation

Tercica Limited, a New Zealand Company, was formed in October 2000. Tercica Medica, Inc. was incorporated in Delaware in December 2001, adopted the calendar year as its fiscal year and subsequently changed its name in September 2003 to Tercica, Inc. (the “Company”). In early 2002, the Company acquired (at amounts approximating Tercica Limited’s historical net book value) an immaterial amount of assets, including intellectual property rights, from Tercica Limited as its operations were moved from New Zealand to California. In March 2002, Tercica Limited made a final, immaterial distribution to its stockholders in connection with its legal liquidation.

These development stage financial statements and accompanying notes include the results of operations from the inception of Tercica Limited in October 2000 as both entities were under common control as evidenced by the following factors: (i) all of the investors of Tercica Limited were founding stockholders of the Company, (ii) substantially all of the employees of Tercica Limited became employees of the Company, (iii) the nearly identical business plans adopted by both entities and (iv) the commencement of negotiations to obtain the license for recombinant human insulin-like growth factor-1 (“rhIGF-1”) from Genentech, Inc. by Tercica Limited and the completion of those negotiations by the Company.

The Company is a biopharmaceutical company focused on the development of rhIGF-1 for the treatment of short stature and other related endocrine system disorders. The Company licensed from Genentech, Inc. (“Genentech”) its rights to rhIGF-1 for a broad range of indications, including for short stature worldwide and diabetes in the United States. The Company has Phase III clinical data for the use of rhIGF-1 in Severe Primary IGF-1 deficiency (“IGFD”). The Company expects to submit a New Drug Application (“NDA”) with the U. S. Food and Drug Administration by March 2005 for this indication.

The Company is considered to be in the development stage as its primary activities since incorporation have been establishing its facilities, recruiting personnel, conducting research and development, business development, business and financial planning, and raising capital.

Unaudited Interim Information

The accompanying balance sheet as of September 30, 2004, the statements of operations and cash flows for the nine months ended September 30, 2003 and 2004 and the period from October 1, 2000 (inception) through September 30, 2004 and the statement of stockholders’ equity (deficit) for the nine months ended September 30, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2004 and results of operations and cash flows for the nine months ended September 30, 2003 and 2004. The financial data and other information disclosed in these notes to financial statements related to the nine-month periods and the period from October 1, 2000 (inception) through September 30, 2004 are unaudited. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

Initial Public Offering

On March 22, 2004, the Company completed its initial public offering of 5,500,000 shares of its common stock, at $9.00 per share. Net cash proceeds of the initial public offering were approximately $43,116,000, after deducting underwriter discounts, commissions and other offering expenses. In conjunction with the closing of the initial public offering, all of the Company’s outstanding shares of Series A and Series B convertible preferred stock outstanding at the time of the offering were automatically converted into 15,297,308 shares of common stock.

On March 30, 2004, the underwriters of the Company’s initial public offering exercised in full their over-allotment option for 825,000 shares of its common stock. On April 2, 2004, the Company received the net cash proceeds of approximately $6,905,000, after deducting underwriter discounts, commissions and other offering expenses.

In connection with the Company’s initial public offering, all outstanding warrants to purchase 146,250 shares of common stock were net exercised resulting in 139,750 shares of common stock issued with the warrant for the remaining 6,500 shares relinquished as non-cash payment.

Need to Raise Additional Capital

The Company has incurred significant net losses and negative cash flows from operations since its inception. At September 30, 2004, the Company had an accumulated deficit of $108,319,000. As of January 21, 2005, management believes that currently available resources, including cash, cash equivalents and short-term investments and an available credit facility (see Note 11), will provide sufficient funds to enable the Company to meet its obligations through early 2006. If anticipated operating results are not achieved, however, management believes that planned expenditures may need to be reduced, extending the time period over which the currently available resources will be adequate to fund the Company’s operations. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Deferred Offering Costs

In connection with its initial public offering, the Company had $2,135,000 of deferred offering costs included in prepaid expenses and other current assets in the accompanying balance sheet at December 31, 2003.

Reverse Stock Split

The Company effected a 1-for-4 reverse split of its convertible preferred and common stock on November 5, 2003. All share and per share amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and short-term investments to the extent of the amounts recorded on the balance sheets. The Company’s cash, cash equivalents and short-term investments are placed with high credit-quality financial institutions and issuers. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

Cash, and Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company’s cash equivalents include interest-bearing money market funds. The Company’s short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

The Company has classified its entire investment portfolio as available-for-sale. These securities are recorded as either cash equivalents or short-term investments and are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss) in the stockholders’ equity (deficit). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest and other income, net. Realized gains and losses are also included in interest and other income, net. The cost of all securities sold is based on the specific identification method.

If the fair value of a security is below its carrying value for each trading day for six consecutive months or if its decline is due to a significant adverse event, the impairment is considered to be other-than temporary. In the event of an other-than-temporary decline in fair value of an investment security, the carrying value is written down to its estimated fair value. Other-than-temporary declines in fair value of all other short-term or long-term securities are charged against interest and other income.

Prior to July 2003, the Company held only cash and cash equivalents. The following is a summary of available-for-sale securities (in thousands):

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale debt securities maturing within 1 year:
Corporate bonds	$14,758	$—	$(13)	$14,745
Federal agency bonds	4,353	—	(3)	4,350
Floating rate bonds	10,100	—	—	10,100
Municipal bonds	6,171	4	(6)	6,169

Total available-for-sale debt securities	$35,382	$4	$(22)	$35,364

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

	September 30, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Unaudited)
Available-for-sale debt securities maturing within 1 year:
Commercial paper	$9,078	$—	$(5)	$9,073
Corporate bonds	4,830	—	(11)	4,819
Federal agency bonds	27,297	—	(24)	27,273
Municipal bonds	14,522	—	(14)	14,508

Total available-for-sale debt securities	$55,727	$—	$(54)	$55,673

The Company’s financial instruments are classified as follows (in thousands):

	December 31, 2003	September 30, 2004
		(Unaudited)
Cash	$1,949	$4,601
Cash equivalents	—	2,097

Cash and cash equivalents	1,949	6,698
Short-term investments	35,364	53,576

Total	$37,313	$60,274

There were no realized gains or losses on the sale of available-for-sale securities for any period presented.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, which include cash equivalents, short-term investments, accounts payable, accrued expenses and long-term obligations approximate their fair values due to the relatively short maturities.

Research and Product Development Costs

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2, Accounting for Research and Development Costs, research and development costs are expensed as incurred. Research and development expenses include payroll and personnel expenses, consulting expenses, laboratory supplies, and certain allocated expenses.

Acquired In-Process Research and Development

Acquired in-process research and development relates to in-licensed technology, intellectual property and know-how. The nature of the remaining efforts for completion of research and development activities surrounding rhIGF-1 generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other foreign regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

uncertainties exist with timely completion of development projects and clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, the Company charges in-licensed intellectual property and licenses for unapproved products to acquired in-process research and development.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the respective assets, ranging from three to seven years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2003, the Company incurred $8,000 of charges to write-off certain impaired assets.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes as the Company has incurred operating losses to date.

Stock Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The fair value of each employee option grant was estimated at the date of grant using the Black-Scholes method with the following weighted-average assumptions:

	Years ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
			(Unaudited)
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.5%	2.8%	2.4%	2.8%
Volatility	0.8	0.8	0.8	0.8
Weighted-average expected life of options (years)	3.9	4.0	4.0	3.8

No employee stock compensation expense is reflected in the Company’s reported net loss in any period prior to December 31, 2002 as all options granted had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. During the period from February 1, 2003 through January 31, 2004, certain stock options were granted with exercise prices that were below the reassessed fair value of the common stock at the date of grant. Deferred compensation of $6,888,000 was recorded in accordance with APB Opinion No. 25, and is being amortized over the related vesting period of the options. The deferred compensation balance was $5,984,000 and $7,613,000 as of December 31, 2003 and September 30, 2004, respectively. The Company recorded amortization of employee stock-based compensation expense of $904,000 for the year ended December 31, 2003 and $479,000 and $2,098,000 for the nine months ended September 30, 2003 and 2004, respectively. During the nine months ended September 30, 2004, the Company reversed $259,000 of previously recognized stock compensation expense due to the forfeiture of unvested stock options resulting from employee terminations.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

The following table illustrates the effect on net loss allocable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation:

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,		Period from October 1, 2000 (inception) through September 30, 2004
			2002	2003	2003	2004
					(Unaudited)		(Unaudited)
	(In thousands, except per share data)
Net loss allocable to common stockholders, as reported	$(295)	$(808)	$(8,952)	$(69,576)	$(60,670)	$(29,813)	$(109,444)
Plus: Employee stock compensation expense based on intrinsic value method	—	—	—	904	575	2,171	3,075
Less: Employee stock compensation expense determined under the fair value method for all awards	—	—	(21)	(976)	(428)	(2,320)	(3,317)

Pro forma net loss allocable to common stockholders	$(295)	$(808)	$(8,973)	$(69,648)	$(60,523)	$(29,962)	$(109,686)

Net loss per share allocable to common stockholders:
Basic and diluted, as reported	$(12.09)	$(0.90)	$(5.76)	$(38.59)	$(34.72)	$(1.68)

Basic and diluted, pro forma	$(12.09)	$(0.90)	$(5.77)	$(38.63)	$(34.63)	$(1.69)

Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Comprehensive Loss

Comprehensive loss is comprised of net loss, foreign currency translation adjustment and unrealized gains/losses on available-for-sale securities in accordance with SFAS No. 130, Reporting Comprehensive Income. The following table presents the calculation of comprehensive loss (in thousands):

	Years ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004
			(Unaudited)
Net loss, as reported	$(8,952)	$(25,423)	$(16,517)	$(29,813)
Change in unrealized losses on marketable securities	—	(18)	(10)	(36)
Reversal of foreign currency translation adjustment upon liquidation of Tercica Limited	(17)	—	—	—

Comprehensive loss	$(8,969)	$(25,441)	$(16,527)	$(29,849)

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

Foreign Currency Translation

The functional currency of Tercica Limited was New Zealand Dollars. Accordingly, through December 31, 2001, the Company’s assets and liabilities were translated into U.S. dollars using the exchange rates in effect at each balance sheet date, while income and expense items were translated using average rates of exchange during each period. Gains or losses from translation were included in accumulated other comprehensive income (loss). Net gains and losses resulting from foreign currency transactions were recorded in net loss in the period incurred and were not significant for the periods presented.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. The Company adopted SFAS No. 146 as of January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

In December 2003, the FASB revised FIN No. 46, Consolidation of Variable Interest Entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This interpretation, as revised, applies to reporting periods ending after March 15, 2004. The Company does not expect the adoption of FIN No. 46 to have a material impact on the Company’s financial position or results of operations.

On December 16, 2004, the FASB issued an amendment to SFAS No. 123, Share-Based Payment, (“SFAS No. 123R”), which is effective for public companies in periods beginning after June 15, 2005. The Company is required to implement the proposed standard no later than the quarter that begins July 1, 2005. The cumulative effect of adoption, applied on a modified prospective basis, would be measured and recognized on July 1, 2005. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally would require instead that such transactions be accounted for using a fair-value-based method. Companies are required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. The Company is currently evaluating option valuation methodologies and assumptions and therefore has not fully assessed the impact of adopting SFAS No. 123R. Current estimates of option values using the Black-Scholes method may not be indicative of results from valuation methodologies ultimately adopted by the Company.

Reclassifications

At December 31, 2003, the Company included approximately $10,100,000 of floating rate debt in cash and cash equivalents as all the debt had interest rate reset features of not more than every 40 days. As such, while the debt had actual maturity dates extending well beyond 90 days, the interest rate reset feature of the debt was considered to create an effective maturity for the debt of less than 90 days, and therefore, such amounts were included in cash equivalents. Upon further review, these instruments are more appropriately classified in short-term investments. Although certain of these investments may have a contractual maturity greater than one year, the Company has classified all investments as short-term given the fact they are all available for sale and available for use in the Company’s current operations. Accordingly, the accompanying unaudited condensed balance sheet and statement of cash flows reflect the reclassification of these amounts from cash equivalents to short-term investments at December 31, 2003.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

3.    Net Loss Per Share

Basic net loss per share allocable to common stockholders is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share allocable to common stockholders is computed by dividing the net loss allocable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share allocable to common stockholders when their effect is dilutive.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

The unaudited pro forma basic and diluted net loss per share allocable to common stockholders calculations assume the conversion of all outstanding shares of convertible preferred stock into shares of common stock using the as-if-converted method as of January 1, 2003 or the date of issuance, if later.

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,
			2002	2003	2003	2004
					(Unaudited)
Historical
Numerator:
Net loss allocable to common stockholders (in thousands)	$(295)	$(808)	$(8,952)	$(69,576)	$(60,670)	$(29,813)

Denominator:
Weighted-average common shares outstanding	24,390	895,183	1,712,975	1,928,103	1,887,798	17,783,829
Less: Weighted-average unvested common shares subject to repurchase	—	—	(157,717)	(124,937)	(140,337)	(81,179)

Denominator for basic and diluted net loss per share allocable to common stockholders	24,390	895,183	1,555,258	1,803,166	1,747,461	17,702,650

Basic and diluted net loss per share allocable to common stockholders	$(12.09)	$(0.90)	$(5.76)	$(38.59)	$(34.72)	$(1.68)

Pro forma
Numerator:
Net loss allocable to common stockholders (in thousands)				$(69,576)		$(29,813)

Pro forma basic and diluted net loss per share allocable to common stockholders (unaudited)				$(5.59)		$(1.36)

Denominator:
Shares used above (unaudited)				1,803,166		17,702,650
Pro forma adjustment to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)				10,644,888		4,298,879

Shares used to compute pro forma basic and diluted net loss per share allocable to common stockholders (unaudited)				12,448,054		22,001,529

	Period from October 1, 2000 (inception) through March 31, 2001	Nine months ended December 31, 2001	Year ended December 31,		Nine months ended September 30,
			2002	2003	2003	2004
					(Unaudited)
Historical outstanding dilutive securities not included in diluted net loss per share allocable to common stockholders calculation
Preferred stock	—	—	6,426,662	15,297,308	15,257,308	—
Options to purchase common stock	—	—	777,662	1,201,781	1,300,170	2,077,730
Warrants	—	—	186,250	146,250	146,250	—

	—	—	7,390,574	16,645,339	16,703,728	2,077,730

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

4.    Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2002	2003
Office equipment	$48	$277
Furniture and fixtures	17	172
Computer equipment and software	50	413
Leasehold improvements	—	149
Construction in progress	—	1,400
Less accumulated depreciation and amortization	(7)	(97)

Property and equipment, net	$108	$2,314

5.    Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2002	2003
Accrued compensation and related liabilities	$52	$222
Accrued professional fees	27	735
Other accrued liabilities	10	257

	$89	$1,214

6.    License and Collaboration Agreement

On April 15, 2002, the Company entered into a license and collaboration agreement (the “U.S. License and Collaboration Agreement”) with Genentech under which it obtained licenses to certain technology, know-how and intellectual property rights of Genentech to develop and commercialize rhIGF-1 in the U.S.

In connection with the U.S. License and Collaboration Agreement, the Company paid $1,000,000 in cash and issued 1,017,666 shares of Series A convertible preferred stock valued at the time of issuance at $4,071,000. The Company is required to make cash payments under this Agreement based on the achievement of certain milestones and royalties on future sales. Genentech has certain Opt-In rights to participate in the commercialization of rhIGF-1 products for certain indications. If Genentech elects to exercise its Opt-In Right for a particular indication, Genentech will pay us more than 50% of the past development costs associated with that indication, which would have a one-time positive impact on our operating results. In addition, after Genentech exercises its Opt-In Right for a particular indication, we would share with Genentech the ongoing net operating losses and profits resulting from the joint development and commercialization effort for that indication. Pursuant to this arrangement, we would fund less than 50% of such operating losses and we would receive less than 50% of any profits.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

On July 25, 2003, the Company entered into an international license and collaboration agreement (the “International License and Collaboration Agreement”) with Genentech, obtaining certain rights to develop and commercialize rhIGF-1 for a broad range of indications, including short stature, outside of the United States. The Company paid Genentech cash of $1,670,000 upon the execution of this license and paid $167,000 on the first anniversary of the execution of the agreement. The Company also agreed to pay to Genentech royalties on the sales of rhIGF-1 products outside of the United States and certain one-time payments upon the occurrence of specified milestone events. As the Company is several years away from having an approved product to market, the amount paid for this license was charged to acquired in-process research and development expense.

In addition to the amounts already paid to Genentech, if the Company achieves all of the additional milestones for rhIGF-1 under the U.S. and International License and Collaboration Agreements, the Company will owe Genentech up to an aggregate of approximately $34,000,000 in milestone payments. If the Company develops rhIGF-1 in combination with IGF binding protein-3, the Company would be subject to these same milestone events and, upon achievement of all of the milestones, would owe Genentech up to an additional aggregate of approximately $32,500,000 in milestone payments.

7.    Commitments and Contingencies

At December 31, 2003, future minimum lease commitments under operating leases were as follows (in thousands):

Year ending December 31,
2004	$488
2005	36
2006	22
2007	22
2008	18

$586

Rent expense was $3,000 for the period from October 1, 2000 (inception) through March 31, 2001, $6,000 for the nine months ended December 31, 2001, $110,000 for the year ended December 31, 2002, $238,000 for the year ended December 31, 2003, $141,000 for the nine months ended September 30, 2003, $337,000 for September 30, 2004 and $694,000 for the period from October 1, 2000 (inception) through September 30, 2004.

In June 2004, the Company entered into an amended lease agreement to extend the lease term on its present facility. The lease term has been extended to June 2005. This amended agreement resulted in future minimum lease commitments of approximately $19,000 and $206,000 for the remainder of 2004 and 2005, respectively

Manufacturing Services Agreement

In December 2002, the Company entered into a development and commercial supply agreement (the “Manufacturing Agreement”) with Cambrex Bio Science Baltimore, Inc. (“Cambrex Baltimore”), pursuant to which the Company began to transfer its manufacturing technology to Cambrex Baltimore in order for them to establish the process for rhIGF-1 fermentation and purification. Further, under the terms of the Manufacturing

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

Agreement, Cambrex Baltimore is obligated to annually provide the Company with certain minimum quantities of bulk rhIGF-1 drug substance. The Company’s total commitment to Cambrex Baltimore under the Manufacturing Agreement, consisting primarily of the reimbursement of manufacturing process development costs incurred by Cambrex Baltimore and minimum commercial purchase commitments, is estimated to approximate $9,200,000 through December 31, 2004. Further, as the Company reaches certain milestones, the Company will be committed to make certain future purchases. Payments under this agreement were $400,000 for the year ended December 31, 2002 and $7,203,000 for the year ended December 31, 2003.

Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2003.

Contingencies

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

8.    Stockholders’ Equity—Tercica Limited

Class A and B Shares

At December 31, 2001, Tercica Limited was authorized to issue 162,360 shares of its Class A shares and 763,952 shares of its Class B shares.

Holders of the Tercica Limited Class A shares were entitled to 20% of dividends, if any, voting rights, and surplus in the event of a liquidation or winding up of the Company. A shareholder with 10% or more of the Class A shares had the right to appoint one director to the Board.

Holders of the Tercica Limited Class B shares were entitled to 80% of dividends, if any, voting rights, and surplus in the event of a liquidation or winding up of the Company.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

9.    Stockholders’ Equity (Deficit)—Tercica, Inc.

Common Stock

At December 31, 2002 and 2003, the Company was authorized to issue 11,500,000 and 20,500,000 shares of common stock, respectively. At September 30, 2004, the Company was authorized to issue 100,000,000 shares of common stock.

On September 11, 2003, the Company changed the par value of its common stock from $0.0064 per share to $0.001 per share.

Convertible Preferred Stock

At December 31, 2002 and 2003, the Company was authorized to issue 6,706,666 and 15,297,317 shares of convertible preferred stock, respectively.

In May and July, 2002, the Company issued 6,426,662 shares of Series A convertible preferred stock at $4.00 per share in exchange for cash proceeds of $20,016,000 and certain technology, know-how and intellectual property rights (see note 6).

On July 9, 2003, the Company issued 8,830,646 shares of Series B convertible preferred stock at $5.00 per share resulting in net cash proceeds of $43,784,000. The Company recorded a deemed dividend of $44,153,000 associated with this issuance to reflect the value of the beneficial conversion feature embedded in the Series B convertible preferred stock. The deemed dividend increases the net loss allocable to common stockholders in the calculation of basic and diluted net loss per common share for the year ended December 31, 2003. The guidelines set forth in EITF Consensus No. 98-5 limit the amount of the deemed dividend to the amount of the proceeds of the related financing.

The Company initially recorded the Series A and B convertible preferred stock at their fair values on the date of issuance in 2002 and 2003, respectively, net of issuance costs of $1,014,000 and $370,000, respectively. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change of control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A and Series B convertible preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

In conjunction with the closing of the initial public offering in March 2004, all of the Company’s outstanding shares of Series A and Series B convertible preferred stock outstanding at the time of the offering were automatically converted into 15,297,308 shares of common stock.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

The rights and features of the Company’s convertible preferred stock are as follows:

Dividends

Holders of shares of convertible preferred stock were entitled to noncumulative dividends of 8% per share if and when declared by the Board of Directors. These dividends were to be paid in advance of any distributions to common stockholders. No dividends have been declared or paid through December 31, 2003.

Conversion

Each share of convertible preferred stock was convertible at the stockholders’ option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution. Conversion would be automatic upon the closing of an underwritten public offering with aggregate offering proceeds of at least $35,000,000 and an offering price of at least $12.00 per share (appropriately adjusted for any stock splits, stock dividends, subdivisions, combinations, recapitalizations, and the like) or upon written agreement of at least a majority of all classes of preferred stockholders, including at least 60% of the Series B preferred stockholders.

Voting

Each holder of shares convertible preferred stock was entitled to voting rights equivalent to the number of shares of common stock into which their respective shares were convertible.

Liquidation Preference

In the event of liquidation or winding up of the Company, holders of Series A and Series B convertible preferred stock had a liquidation preference of $4.00 and $5.00 per share, respectively, plus any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company were to be distributed among the holders of the preferred and common stock pro rata based on the number of shares of common stock held (as though the preferred stock had converted.) If upon liquidation, the assets of the Company were insufficient to provide for the preferential amounts, then the entire assets of the Company would have been distributed with equal priority and pro rata among the holders of the convertible preferred stock, in proportion to the full preferential amount of the respective preferred shares. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

Preferred Stock

As of September 30, 2004, the Company was authorized to issue 5,000,000 shares of preferred stock. The board of directors has the authority, without action by our stockholders, to designate and issue shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock including restrictions of dividends on the common stock, dilution of the voting power of the common stock, reduction of the liquidation rights of the common stock, and delaying or preventing a change in control of the Company without further action by the stockholders. To date, the board of directors has not designated any rights, preference or powers of any preferred stock and no shares have been issued.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

Restricted Stock Purchases and Early Exercise of Options

In February 2002, 328,158 restricted shares of common stock were issued to an employee in exchange for $2,000 in cash. At December 31, 2002, 2003, and September 30, 2004, 186,904, 97,352 and 62,306 of these shares, respectively, were subject to repurchase by the Company. These shares are subject to a repurchase option held by the Company at the original issuance price. This right lapses 25% on the first anniversary of the agreement and in 36 equal monthly amounts thereafter.

In December 2002, the Company issued 692,943 shares of its common stock to two employees under restricted stock purchase agreements pursuant to the early exercise of their stock options for $71,000 in cash in December 2002 and $206,000 in cash in January 2003. In 2003, the Company issued 237,500 shares of common stock under restricted stock purchase agreements to three employees pursuant to the early exercises of their stock options in exchange for $305,000 in cash. In January 2004, the Company issued 10,000 shares of common stock under a restricted stock purchase agreement to a director pursuant to the early exercise of stock options in exchange for $40,000 in cash. Under the terms of these agreements, these shares generally vest over a four-year period for employees and over a three-year period for the director. Total unvested shares, which amounted to 692,943, 674,704 and 483,944 at December 31, 2002, 2003 and September 30, 2004, respectively, are subject to a repurchase option held by the Company at the original issuance price in the event the optionees’ employment or director’s tenure is terminated either voluntarily or involuntarily. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting.

In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, and FIN No. 44, the shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be issued until those shares vest. Therefore, amounts received in exchange for these shares have been recorded as liability for early exercise of stock options on the balance sheet, and will be reclassified into common stock and additional paid-in capital as the shares vest. There were no vested shares reclassified into common stock and additional paid-in capital as of December 31, 2002. There were 255,739 shares valued at $102,000 reclassified into common stock and additional paid-in capital during the year ended December 31, 2003, and 200,760 shares valued at $137,000 reclassified into common stock and additional paid-in capital during the nine months ended September 30, 2004.

Warrants

In January 2002, the Company entered into a bridge loan agreement with two investors in which the Company received $500,000 in exchange for a note payable convertible into the Company’s Series A convertible preferred stock. The note payable was converted into 125,000 shares of Series A convertible preferred stock in May 2002. The two investors also made available an additional $1,000,000 equity line which expired on July 31, 2002. There was no stated interest associated with the bridge loan. In connection with the bridge loan, the Company issued warrants to purchase an aggregate of 40,000 shares of the Company’s Series A convertible preferred stock at an exercise price of $4.00 per share. The warrants were exercised in November 2003. In conjunction with the closing of the Company’s initial public offering in March 2004, all outstanding shares of Series A convertible stock were automatically converted into shares of common stock on a one-for-one basis.

In accordance with EITF No. 96-18, these warrants were valued on the date of grant using the Black-Scholes method using the following assumptions: a risk-free interest rate of 3.5%, a life of 5.5 years, no dividend

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

yield, and a volatility factor of 0.8. The estimated fair value of the warrants was $106,000 and was recorded as interest expense in the year ended December 31, 2002.

Additionally, in April 2002, the Company issued warrants to purchase an aggregate of 146,250 shares of the Company’s common stock at an exercise price of $0.40 per share as commissions for a placement agent in connection with the Series A convertible preferred stock financing. The Company recorded the estimated fair value of the warrants of $41,000 using the Black-Scholes method as an issuance cost of the Series A convertible preferred stock. The assumptions used in calculating the fair value of the warrants were as follows: a risk-free interest rate of 3.5%, a life of five years, no dividend yield, and a volatility factor of 0.8. The warrants are all outstanding as of December 31, 2003. In conjunction with the closing of the Company’s initial public offering in March 2004, the outstanding warrants to purchase 146,250 shares of common stock were net exercised resulting in 139,750 shares of common stock issued with the warrant for the remaining 6,500 shares relinquished as non-cash payment.

Shares Reserved for Issuance

The Company had reserved shares of common stock for future issuance as follows:

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Conversion of Series A convertible preferred stock	6,426,662	6,466,662	—
Conversion of Series B convertible preferred stock	—	8,830,646	—
2004 Employee Stock Purchase Plan	—	100,000	92,207
Stock option plans:
Shares available for grant	972,338	2,748,213	1,651,476
Options outstanding	777,662	1,201,781	2,077,730
Warrants outstanding:
To purchase common stock	146,250	146,250	—
To purchase Series A convertible preferred stock	40,000	—	—

	8,362,912	19,493,552	3,821,413

2004 Employee Stock Purchase Plan

Our Board of Directors adopted the 2004 Employee Stock Purchase Plan (formerly the 2003 Stock Purchase Plan) in September 2003 and our stockholders approved it in October 2003. The 2004 Employee Stock Purchase Plan (“Purchase Plan”) became effective on March 16, 2004. The Company has reserved a total of 100,000 shares of common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2005. The number of additional shares to be reserved automatically will be equal to the lesser of 125,000 shares, 0.5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

period end. No shares have been issued under this plan through December 31, 2003 and 7,793 shares have been issued under this plan for the nine months ended September 30, 2004.

2004 Stock Plan

Our Board of Directors adopted the 2004 Stock Plan (formerly the 2003 Stock Plan) in September 2003 and our stockholders approved it in October 2003. The 2004 Stock Plan became effective on March 16, 2004. The 2004 Stock Plan provides for the grant of incentive and nonstatutory stock options to employees, directors and consultants. Shares reserved under the 2004 Stock Plan include (a) shares reserved but unissued under the 2002 Executive Stock Plan and the 2002 Stock Plan, (b) shares returned to the 2002 Executive Stock Plan and the 2002 Stock Plan as the result of termination of options or the repurchase of shares issued under the 2002 Executive Stock Plan and the 2002 Stock Plan, and (c) annual increases in the number of shares available for issuance on the first day of each year beginning on January 1, 2005, equal to the lesser of:

•	4% of the outstanding shares of common stock on the first day of our fiscal year,

•	1,250,000 shares, or

•	an amount our board may determine.

The other terms of the 2004 Stock Plan are similar to those of the Company’s 2002 Stock Plan.

2002 Stock Plan and 2002 Executive Stock Plan

Under the 2002 Stock Plan and 2002 Executive Stock Plan (the “Plans”), employees, directors, and consultants of the Company are able to participate in the Company’s future performance through awards of nonqualified stock options, incentive stock options and restricted stock.

Incentive stock options may be granted with exercise prices not less than 100% of estimated fair value, and nonqualified stock options may be granted with an exercise price of not less than 85% of the estimated fair value of the common stock on the date of grant, as determined by the Board of Directors. Options granted to individuals owning over 10% of the total combined voting power of all classes of stock are exercisable up to five years from the date of grant. The exercise price of any option granted to a 10% stockholder will not be less than 110% of the estimated fair value of the common stock on the date of grant, as determined by the Board of Directors. Options granted under the Plans expire no later than 10 years from the date of grant. Options granted under the Plans vest over periods determined by the Board of Directors, generally over four years. The Plans terminate automatically 10 years after their adoption by the Board of Directors.

In January 2004, the Board of Directors increased the number of shares of common stock available for future grant under the 2002 Executive Stock Plan to 2,080,000 from 1,330,000 and decreased the number of shares of common stock available for future grant under the 2002 Stock Plan to 2,140,000 from 2,890,000.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

A summary of activity under the Plans is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balances at December 31, 2001	—	—	$—
Shares authorized	1,750,000	—	—
Options granted	(777,662)	777,662	0.40

Balances at December 31, 2002	972,338	777,662	0.40
Shares authorized	2,470,000	—	—
Options granted	(694,750)	694,750	0.94
Options exercised	—	(270,006)	0.40
Options canceled	625	(625)	0.40

Balances at December 31, 2003	2,748,213	1,201,781	0.71

Options granted (unaudited)	(1,165,875)	1,165,875	9.58
Options exercised (unaudited)	—	(220,788)	0.84
Options canceled (unaudited)	69,138	(69,138)	2.43

Balances at September 30, 2004 (unaudited)	1,651,476	2,077,730	$4.26

Options presented as exercised in the table above for the year ended December 31, 2004 and nine months ended September 30, 2004 includes the vesting of common stock associated with the early exercise of stock options in previous periods.

The following table summarizes information concerning total outstanding and vested options as of December 31, 2002:

Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Vested	Exercise Price
$0.40	777,662	9.5	18,612	$0.40

The following table summarizes information concerning total outstanding and vested options as of December 31, 2003:

Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Vested	Exercise Price
$0.40	878,531	8.8	39,821	$0.40
$1.00	25,000	9.5	—	$1.00
$1.60	298,250	9.7	—	$1.60

	1,201,781		39,821

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

The following table summarizes information concerning total outstanding and vested options as of September 30, 2004 (unaudited):

Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Vested	Exercise Price
$0.40	693,396	8.20	572,984	$ 0.40
$1.00	25,000	8.79	7,291	$ 1.00
$1.60	220,584	8.52	79,812	$ 1.60
$4.00	544,375	9.29	10,598	$ 4.00
$8.54	237,125	9.81	—	$ 8.54
$11.19	357,250	9.58	—	$11.19

	2,077,730		670,685

The weighted-average fair value of options granted during the years ended December 31, 2002 and 2003 were $0.24 and $10.23, respectively. The weighted-average fair value of options granted during the nine months ended September 30, 2003 and 2004 was $10.23 and $6.35, respectively.

Stock Options Granted to Non-employees

During the years ended December 31, 2002 and 2003, the Company granted 28,500 options and 7,500 options, respectively, to purchase shares of its common stock to non-employees. These have been accounted for in accordance with SFAS No. 123 and EITF No. 96-18. Compensation expense of $6,000 and $143,000 was recorded for the years ended December 31, 2002 and 2003, respectively and $73,000 for the nine months ended September 30, 2004.

The fair value of options granted to non-employees during the year ended December 31, 2002 was estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero, risk-free interest rate of 3.5%, volatility of 0.8 and a maximum contractual life of 10 years.

The fair value of options granted to non-employees during the year ended December 31, 2003 was estimated using the Black-Scholes method with the following assumptions: a dividend yield of zero, risk-free interest rate of 4.36%, volatility of 0.8 and a maximum contractual life of 10 years.

The Company granted 7,500 and 0 options to non-employees during the nine months ended September 30, 2003 and 2004, respectively.

Deferred Stock Compensation

In connection with the grant of certain stock options to employees during the year ended December 31, 2003, the Company recorded deferred stock compensation within stockholders’ equity (deficit) of $6,888,000, representing the difference between the reassessed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

straight-line basis. The Company recorded employee stock compensation expense in the statement of operations of $904,000 during the year ended December 31, 2003.

During the period from February 1, 2003 through January 31, 2004, certain stock options were granted with exercise prices that were below the reassessed fair value of the common stock at the date of grant. Deferred compensation was recorded in accordance with APB Opinion No. 25, and is being amortized over the related vesting period of the options. The deferred compensation balance was $5,984,000 and $7,613,000 as of December 31, 2003 and September 30, 2004, respectively. The Company recorded amortization of employee stock-based compensation expense of $904,000 for the year ended December 31, 2003 and $479,000 and $2,097,000 for the nine months ended September 30, 2003 and 2004, respectively. During the nine months ended September 30, 2004, the Company reversed $259,000 of previously recognized stock compensation due to the forfeiture of unvested stock options resulting from employee terminations.

The total unamortized deferred stock compensation recorded for all option grants through January 31, 2004, net of the amounts reversed associated with forfeited stock options will be amortized as follows: $2,755,000 for the year ending December 31, 2004; $2,632,000 for the year ending December 31, 2005; $2,632,000 for the year ending December 31, 2006 and $1,684,000 for the year ending December 31, 2007.

10.    Income Taxes

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2002	2003
Net operating loss carryforwards	$711	$9,111
Capitalized license fees	1,963	2,460
Capitalized start-up costs	818	655
Other	206	2,851

Total deferred tax assets	3,698	15,077
Valuation allowance	(3,698)	(15,077)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $3,698,000 and $11,379,000 for the years ended December 31, 2002 and 2003, respectively.

As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $25,065,000. The Company also had California net operating loss carryforwards of approximately $5,882,000. The federal net operating loss carryforwards will expire at various dates beginning in 2022, if not utilized. The California net operating loss carryforwards expire beginning in 2013. The Company also has federal research credit carryforwards of approximately $693,000 and state research credit carryforwards of approximately $657,000. The federal research credits expire beginning in 2022 and the state research credits have no expiration date.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

11.    Subsequent Event (unaudited)

Senior Credit Facility

On January 21, 2005, the Company entered into a Loan Agreement (the “Loan Agreement”) with Venture Leasing & Lending IV, Inc. (“VLL”) under which the Company has the option to draw down funds in the aggregate principal amount of up to $15,000,000. The Company paid a $75,000 fee as part of this Loan Agreement and issued VLL 75,000 shares of its common stock, which are held in escrow, subject to certain conditions. The $75,000 fee will be refunded to the Company if it borrows funds under this facility. The option to draw funding under this Loan Agreement will continue to be available to the Company through June 30, 2005, subject to certain extensions and additional issuances of up to a maximum of 150,000 shares of the Company’s common stock. Any funding drawn down will have a three-year term from the date of funding. Any borrowings are subject to cash payments of principal and interest at an interest rate of 7.5% per annum, as well as a terminal interest payment at the end of the three-year term equal to 9.2% of the aggregate principal amount borrowed during the term of the loan. Under the terms of the Loan Agreement and an intellectual property security agreement, the Company would grant to VLL a first priority security interest on certain assets, including limited intellectual property assets, in the event any borrowings occur. The Company may terminate this facility at any time without penalty as long as no borrowings have been drawn down from the facility.

TERCICA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Information as of September 30, 2004, and for the nine months ended September 30, 2003 and 2004,

and for the period from October 1, 2000 (inception) through September 30, 2004 is unaudited.)

12.    Quarterly Financial Data (unaudited)

The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

(In thousands, except per share data)	Net Loss	Net Loss Allocable to Common Stockholders	Basic and Diluted Net Loss Per Share Allocable to Common Stockholders
Year ended December 31, 2002
First Quarter	$(493)	$(493)	$(0.37)
Second Quarter	(5,750)	(5,750)	(3.54)
Third Quarter	(1,231)	(1,231)	(0.76)
Fourth Quarter	(1,478)	(1,478)	(0.91)
Year ended December 31, 2003
First Quarter	$(2,910)	$(2,910)	$(1.77)
Second Quarter	(4,832)	(4,832)	(2.77)
Third Quarter	(8,775)	(52,928)	(28.63)
Fourth Quarter	(8,906)	(8,906)	(4.59)
Nine months ended September 30, 2004
First Quarter	$(7,690)	$(7,690)	$(1.47)
Second Quarter	(11,447)	(11,447)	(0.48)
Third Quarter	(10,677)	(10,677)	(0.45)

6,000,000 Shares

Common Stock

PROSPECTUS

                     , 2005

LEHMAN BROTHERS

SG COWEN & CO.

ROBERT W. BAIRD & CO.

FRIEDMAN BILLINGS RAMSEY

HARRIS NESBITT

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$8,259
NASD filing fee	7,517
Printing costs	125,000
Legal fees and expenses	225,000
Accounting fees and expenses	125,000
Blue Sky fees and expenses	10,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	44,224

Total	$550,000

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification; (4) the registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification; (5) the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and (6) the registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents in these matters arising prior to such time.

The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. The registrant has also obtained directors and officers insurance to insure such persons against certain liabilities. In addition, the underwriting agreement for this offering contains provisions indemnifying the registrant’s directors and officers against certain liabilities.

The Amended and Restated Investors’ Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933, as amended.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein.

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Certificate of Incorporation	3.1
Bylaws	3.2
Form of Indemnification Agreement	10.5
Amended and Restated Investors’ Rights Agreement, dated July 9, 2003, as amended	10.10

Item 15.    Recent Sales of Unregistered Securities.

Since December 2001 through the present, the registrant has sold and issued the following unregistered securities:

(1)    Between June 2002 and December 2004, the registrant granted to employees, directors and consultants under its 2002 Executive Stock Plan and 2002 Stock Plan stock options to purchase an aggregate of 2,041,787 shares of the registrant’s common stock at a weighted average exercise price of $1.59 per share. Of these securities, stock options to purchase an aggregate of 116,546 shares were cancelled without being exercised. During the same period, the registrant sold an aggregate of 993,866 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $670,185 upon the exercise of stock options granted under the 2002 Executive Stock Plan.

(2)    In January 2002, in connection with a bridge loan, the registrant issued warrants to purchase an aggregate of 20,000 shares of Series A preferred stock to T-Bolaget AB. The warrants had an exercise price of $4.00 per share.

(3)    In January 2002, in connection with a bridge loan, the registrant issued warrants to purchase an aggregate of 20,000 shares of Series A preferred stock to Texcel International AB. The warrants had an exercise price of $4.00 per share.

(4)    In February 2002, the registrant sold 1,480,139 shares of common stock to Boat Harbour Ltd., Howard S. Moore, Olle Isaksson, Bengt-Ake Bengtsson, Iain Robinson, Recombinant Partners, Mark Edwards, Peter Clapshaw, David Wolfenden, T-Bolaget, Pausco AS, Polux Investment Corp., Peter Svennilsson, Roger Holtback, Waterview Trust, Hubbard Churcher Trust, Per Henrik Bengtsson, Pontus Bengtsson and Bo C.E. Ramfors at $0.00625 per share for an aggregate offering price of $9,250.91.

(5)    In February 2002, the registrant sold 328,158 shares of common stock to John A. Scarlett at $0.00625 per share for an aggregate offering price of $2,051.

(6)    In May 2002, the registrant sold 5,440 shares of common stock to Boat Harbour Ltd. at $0.00625 per share for an aggregate offering price of $34.00.

(7)    From May 2002 through July 2002, the registrant sold 6,426,662 shares of Series A preferred stock, convertible into 6,426,662 shares of common stock, at $4.00 per share for an aggregate offering price of $25,706,667 to entities associated with MPM Capital, L.P., entities associated with Prospect Management Co. II, LLC, Genentech, Inc., T-Bolaget AB, Texcel International AB and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

(8)    In May 2002, in connection with services rendered in the financing associated with the issuance of Series A preferred stock, the registrant issued warrants to purchase an aggregate of 146,250 shares of common stock to PSV Ltd. The warrants have an exercise price of $0.40 per share.

(9)    In July 2003, the registrant sold 8,830,646 shares of Series B preferred stock, convertible into an aggregate of 8,830,646 shares of common stock, at $5.00 per share for an aggregate offering price of $44,153,230 to entities associated with MPM Capital, L.P., entities associated with Rho Capital Partners, Inc., entities associated with Prospect Management Co. II, LLC, Care Capital, MedImmune Ventures, Inc., T-Bolaget AB, Texcel International AB and entities and persons affiliated with Wilson Sonsini Goodrich & Rosati, P.C.

(10)    In October 2003, the registrant issued 40,000 shares of Series A preferred stock to T-Bolaget AB and Texcel International AB upon the exercise of warrants held by T-Bolaget AB and Texcel International AB for an aggregate offering price of $160,000.

(11)    In January 2005, the registrant issued 75,000 shares of common stock to Venture Lending & Leasing IV, LLC. The registrant did not receive cash from Venture Lending & Leasing IV, LLC upon issuance of the shares of common stock, and the shares are being issued in consideration for Venture Lending & Leasing IV, Inc.’s, an entity affiliated with Venture Lending & Leasing IV, LLC, commitment to enter into a loan agreement with the registrant.

The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (1) above under Section 4(2) under the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (2), (3), (4), (5), (6), (7), (8) (9) and (11) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1	Form of Underwriting Agreement ‡

3.1	Certificate of Incorporation *

3.2	Bylaws*

4.1	Form of Specimen Stock Certificate*

5.1	Opinion of Cooley Godward LLPº

10.1A	2002 Stock Plan, as amended*

10.1B	Form of Stock Option Agreement under the 2002 Stock Plan*

10.2A	2002 Executive Stock Plan, as amended*

10.2B	Form of Stock Option Agreement under the 2002 Executive Stock Plan*

10.3A	2004 Stock Plan*

10.3B	Form of Stock Option Agreement under the 2004 Stock Plan*

Exhibit Number	Description

10.4A	2004 Employee Stock Purchase Plan*

10.4B	Form of Subscription Agreement under the 2004 Employee Stock Purchase Plan*

10.5	Form of Indemnification Agreement*

10.6A	Sublease Agreement dated June 24, 2002 between Elan Pharmaceuticals, Inc. and the Registrant*

10.6B	Sublease Agreement dated March 21, 2003 between Elan Pharmaceuticals, Inc. and the Registrant*

10.6C	Lease Agreement dated July 24, 2003 between Gateway Center, LLC and the Registrant*

10.6D	First Amendment to Lease Agreement dated September 24, 2003 between Gateway Center, LLC and the Registrant*

10.6E	Second Amendment to Lease Agreement dated June 28, 2004 between Gateway Center, LLC and the Registrant***

10.7A	License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of April 15, 2002*†

10.7B	First Amendment to the License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003*†

10.7C	International License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003*†

10.8	Manufacturing Services Agreement between the Registrant and Cambrex Bio Science Baltimore, Inc., dated as of December 20, 2002*†

10.9A	Key Employment Agreement for John A. Scarlett, M.D. dated February 27, 2002*

10.9B	Amendment to Key Employment Agreement for John A. Scarlett, M.D. dated May 15, 2002*

10.9C	Key Employment Agreement for Ross G. Clark dated May 15, 2002*

10.9D	Employment Letter to Timothy P. Lynch dated September 10, 2002*

10.9E	Intentionally omitted

10.9F	Intentionally omitted

10.9G	Employment Letter to Andrew Grethlein dated March 5, 2003*

10.9H	Employment Letter to Michael Parker dated December 9, 2002*

10.9I	Intentionally omitted

10.9J	Intentionally omitted

10.9K	Employment Letter to Thomas H. Silberg dated April 14, 2004**

10.9L	Employment Letter to Stephen Rosenfield dated June 23, 2004***

10.9M	Employment Letter to Thorsten Von Stein, M.D., Ph.D. dated December 3, 2004º

10.10	Amended and Restated Investors’ Rights Agreement dated July 9, 2003*

10.11	Amendment to Amended and Restated Investors’ Rights Agreement dated February 27, 2004*

10.12A	Loan Agreement, dated January 21, 2005, between Venture Lending & Leasing IV, Inc. and the Registrant‡

10‡.12B	Common Stock Purchase Agreement, dated January 21, 2005, between Venture Lending & Leasing IV, LLC and the Registrant‡

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1)º

24.1	Power of Attorney (see page II-6 to this Form S-1)º

º	Previously filed.
‡	To be filed by amendment.
*	Incorporated by reference to the Registrant’s registration statement on Form S-1 (File No. 333-108729) and amendments thereto, declared effective on March 16, 2004.
**	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q (File No. 000-50461) filed on May 13, 2004.
***	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q (File No. 000-50461) filed on August 16, 2004.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

(b)	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements, or notes thereto.

Item 17.    Undertakings.

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Amendment No. 1 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California on January 31, 2005.

TERCICA, INC.

By:	/S/ STEPHEN N. ROSENFIELD
Stephen N. Rosenfield Senior Vice President of Legal Affairs, General Counsel and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, John A. Scarlett, M.D., Timothy P. Lynch and Stephen N. Rosenfield, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by his said attorney to any and all amendments to said registration statement.

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* John A. Scarlett, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	January 31, 2005

* Timothy P. Lynch	Chief Financial Officer (Principal Accounting and Financial Officer)	January 31, 2005

* Alexander Barkas, Ph.D.	Director	January 31, 2005

* Ross G. Clark, Ph.D.	Director	January 31, 2005

* Karin Eastham	Director	January 31, 2005

* Dennis Henner, Ph.D.	Director	January 31, 2005

* Wayne T. Hockmeyer, Ph.D.	Director	January 31, 2005

* Olle Isaksson, M.D., Ph.D.	Director	January 31, 2005

* Mark Leschly	Director	January 31, 2005

* David L. Mahoney	Director	January 31, 2005

*By:	/S/ STEPHEN N. ROSENFIELD
Stephen N. Rosenfield Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement ‡

3.1	Certificate of Incorporation *

3.2	Bylaws*

4.1	Form of Specimen Stock Certificate*

5.1	Opinion of Cooley Godward LLPº

10.1A	2002 Stock Plan, as amended*

10.1B	Form of Stock Option Agreement under the 2002 Stock Plan*

10.2A	2002 Executive Stock Plan, as amended*

10.2B	Form of Stock Option Agreement under the 2002 Executive Stock Plan*

10.3A	2004 Stock Plan*

10.3B	Form of Stock Option Agreement under the 2004 Stock Plan*

10.4A	2004 Employee Stock Purchase Plan*

10.4B	Form of Subscription Agreement under the 2004 Employee Stock Purchase Plan*

10.5	Form of Indemnification Agreement*

10.6A	Sublease Agreement dated June 24, 2002 between Elan Pharmaceuticals, Inc. and the Registrant*

10.6B	Sublease Agreement dated March 21, 2003 between Elan Pharmaceuticals, Inc. and the Registrant*

10.6C	Lease Agreement dated July 24, 2003 between Gateway Center, LLC and the Registrant*

10.6D	First Amendment to Lease Agreement dated September 24, 2003 between Gateway Center, LLC and the Registrant*

10.6E	Second Amendment to Lease Agreement dated June 28, 2004 between Gateway Center, LLC and the Registrant***

10.7A	License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of April 15, 2002*†

10.7B	First Amendment to the License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003*†

10.7C	International License and Collaboration Agreement, between Genentech, Inc. and the Registrant, dated as of July 25, 2003*†

10.8	Manufacturing Services Agreement between the Registrant and Cambrex Bio Science Baltimore, Inc., dated as of December 20, 2002*†

10.9A	Key Employment Agreement for John A. Scarlett, M.D. dated February 27, 2002*

10.9B	Amendment to Key Employment Agreement for John A. Scarlett, M.D. dated May 15, 2002*

10.9C	Key Employment Agreement for Ross G. Clark dated May 15, 2002*

10.9D	Employment Letter to Timothy P. Lynch dated September 10, 2002*

10.9E	Intentionally omitted

10.9F	Intentionally omitted

10.9G	Employment Letter to Andrew Grethlein dated March 5, 2003*

Exhibit Number	Description

10.9H	Employment Letter to Michael Parker dated December 9, 2002*

10.9I	Intentionally omitted

10.9J	Intentionally omitted

10.9K	Employment Letter to Thomas H. Silberg dated April 14, 2004**

10.9L	Employment Letter to Stephen Rosenfield dated June 23, 2004***

10.9M	Employment Letter to Thorsten Von Stein, M.D., Ph.D. dated December 3, 2004º

10.10	Amended and Restated Investors’ Rights Agreement dated July 9, 2003*

10.11	Amendment to Amended and Restated Investors’ Rights Agreement dated February 27, 2004*

10.12A	Loan Agreement, dated January 21, 2005, between Venture Lending & Leasing IV, Inc. and the Registrant‡

10.12B	Common Stock Purchase Agreement, dated January 21, 2005, between Venture Lending & Leasing IV, LLC and the Registrant‡

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1)º

24.1	Power of Attorney (see page II-6 to this Form S-1)º

º	Previously filed.
‡	To be filed by amendment.
*	Incorporated by reference to the Registrant’s registration statement on Form S-1 (File No. 333-108729) and amendments thereto, declared effective on March 16, 2004.
**	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q (File No. 000-50461) filed on May 13, 2004.
***	Incorporated by reference to the Registrant’s quarterly report on Form 10-Q (File No. 000-50461) filed on August 16, 2004.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.